

VISA



Annual Report 2011



FINANCIAL HIGHLIGHTS (ADJUSTED)[1]

	FY 2009	FY 2010	FY 2011
	(in millions, except for per share data)		
Operating revenues	$ 6,911	$ 8,065	$ 9,188
Operating expenses	$ 3,373	$ 3,476	$ 3,732
Operating income	$ 3,538	$ 4,589	$ 5,456
Net income	$ 2,116	$ 2,887	$ 3,528
Diluted class A common stock earnings per share	$ 2.78	$ 3.91	$ 4.99

FINANCIAL HIGHLIGHTS (GAAP)

	FY 2009	FY 2010	FY 2011
	(in millions, except for per share data)		
Operating revenues	$ 6,911	$ 8,065	$ 9,188
Operating expenses	$ 3,373	$ 3,476	$ 3,732
Operating income	$ 3,538	$ 4,589	$ 5,456
Net income	$ 2,353	$ 2,966	$ 3,650
Stockholders' equity	$ 23,189	$ 25,011	$ 26,437
Diluted class A common stock earnings per share	$ 3.10	$ 4.01	$ 5.16

OPERATIONAL HIGHLIGHTS[2]

12 months ended September 30 (except where noted)	2009	2010	2011
Total volume, including payments and cash volume[3]	$ 4.3 trillion	$ 5.0 trillion	$ 5.9 trillion
Payments volume[3]	$ 2.7 trillion	$ 3.1 trillion	$ 3.7 trillion
Transactions processed on Visa's networks	39.9 billion	45.4 billion	50.9 billion
Cards[4]	1.7 billion	1.8 billion	1.9 billion

STOCK PERFORMANCE

Visa Inc.'s class A common stock began trading publicly on the New York Stock Exchange on March 19, 2008. The graph and chart below compares the cumulative total return on Visa's common stock with the cumulative total return on Standard & Poor's 500 Index and Standard & Poor's 500 Data Processing Index from March 19, 2008 through September 30, 2011. The comparison assumes $100 was invested on March 19, 2008 and that dividends were reinvested. Visa Inc.'s class B and C common stock are not publicly traded or listed on any exchange or dealer quotation system.


$160
$140
$120
$100
$80
$60
3/19/08
9/30/08
9/30/09
9/30/10
9/30/11
Visa Inc.
S&P 500 Data Processing Index
S&P 500 Index

Company / Index	Base Period	Indexed Returns (Fiscal Year Ended)			
	3/19/08	9/30/08	9/30/09	9/30/10	9/30/11
Visa Inc.	100.00	108.81	123.33	133.39	155.16
S&P 500 Index	100.00	90.80	84.53	93.12	94.18
S&P 500 Data Processing Index	100.00	99.72	98.31	99.40	109.79

1 For further discussion of fiscal years 2011 and 2010 non-GAAP adjusted net income and diluted earnings per share, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Adjusted Financial Results' in this Annual Report. Fiscal year 2009 non-GAAP adjusted net income and diluted earnings per share exclude from GAAP net income and diluted earnings per share the $237 million gain, net of tax, that Visa realized from its 2009 sale of its investment in VisaNet do Brasil.

2 Total volume is the sum of total payments and cash volume. Payments volume is the total monetary value of transactions for goods and services that are purchased. Cash volume generally consists of cash access transactions, balance access transactions, balance transfers and convenience checks.

3 Service revenues recorded for the 12 months ended September 30 are based on payments volume for the 12 months ended June 30. For further discussion, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Nominal Payments Volume and Transaction Counts' in this Annual Report.

4 These figures represent data for the quarters ended June 30, 2011, June 30, 2010 and June 30, 2009.

LETTER FROM THE CEO

JOSEPH W. SAUNDERS
Chairman and Chief Executive Officer



Dear Stockholders:

Four years ago, when Visa reorganized our global business and undertook the largest IPO in U.S. history, we made an ambitious commitment to investors that Visa would be a growth company over the long-term. And I'm pleased to report that - despite a prolonged economic downturn and an increasingly challenging operating environment - Visa has delivered on that commitment year after year.

Fiscal 2011 was no exception, as Visa posted strong financial growth. Net operating revenue was a record $9.2 billion, a 14% increase over fiscal 2010. Adjusted net income for the full-year was $3.5 billion, a 22% increase over the prior year. Full-year adjusted diluted earnings per share came in at $4.99, 28% ahead of last year.[1] With this performance, I'm pleased that management fully delivered on the guidance we laid out at the beginning of the year. We also delivered on our ongoing commitment to return excess cash to stockholders through a combination of effective share repurchases and dividends totaling over $3.6 billion.

Of course, financial performance is just one measure of Visa's success. While our strong growth was driven in part by a powerful secular trend away from cash and checks worldwide, Visa continued to accelerate the migration to digital currency by maintaining and expanding strong relationships with our financial institution and merchant clients; extending our international reach; and aggressively investing in innovative next-generation payment technologies. Importantly, we are making steady progress toward our stated goal of deriving 50% of Visa's revenue from international markets by 2015, as we see a particularly significant opportunity to expand our core products in markets where electronic payments are in early stages of adoption.

While we are proud of our achievements, the past year was not without its challenges, including ongoing global economic weakness and U.S. debit regulation. Importantly, with the Federal Reserve's final debit rules in hand, we are fully engaged with our key stakeholders, we are focused on their needs, and we are moving forward. Our fiscal 2012 guidance - which acknowledges that the impact resulting from regulation will be dilutive to our U.S. debit business but manageable in the context of our global organization - incorporates expected reductions in Visa's debit volumes and fees and also reflects our appreciation that regulation has changed the landscape in which we operate.

1 For further discussion of non-GAAP adjusted net income and diluted earnings per share, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Adjusted Financial Results' in this Annual Report.

And while the U.S. debit regulations garnered substantial attention, the overwhelming majority of Visa's revenues are derived from products and geographies that are not covered by these regulations. In that regard, I'm pleased to say that Visa's employees maintained their focus and continued to advance our growth agenda worldwide.

As I look ahead, our aim is to build upon Visa's strong foundation and position our business for growth over the long-term. The narrative of Visa's future growth story is deeply rooted in our core business as we expand our credit, debit, prepaid and commercial businesses, which deliver tremendous value to our financial institution and merchant clients worldwide. And, behind every transaction stands our unrivaled payment network VisaNet, which handled almost 51 billion transactions - up 12% from last year - for a total of $3.7 trillion of payments volume in fiscal 2011.

At the same time, competition for consumer wallets is intensifying, and new technologies are rapidly changing how people interact with their money. That's why we are aggressively investing in technologies that offer incremental value to consumers and merchants, while also creating new revenue opportunities for both Visa and our clients.

To position our organization for growth in rapidly expanding market segments, we moved quickly over the past 18 months to strengthen our innovation position by assembling what we believe are the best assets in the business, including the acquisition of CyberSource in 2010 and PlaySpan and Fundamo in 2011. Each of these organizations drive revenue growth today, arm Visa and our clients with best-in-class technology, and allow us to quickly bring emerging products to market.

Without question, the prospect of a digital wallet generated headlines and captured the imagination of the payments industry in 2011, particularly in the U.S. But while many new entrants are narrowly focused on making Near Field Communication (NFC) payments at the point-of-sale, Visa is taking a much broader view by offering consumers a seamless and secure payment experience, whether they're paying at the point-of-sale with a card or phone; or buying digital or physical goods online. To that end, we continue to make progress on Visa's next generation eCommerce and mobile payment solutions announced in May, including the deployment of Visa's comprehensive digital wallet solution. This remains a top priority for the organization and we are moving full-steam ahead toward broad commercial availability in 2012.

In the immediate term, we are intensely focused on growing our share of the rapidly-expanding eCommerce segment, which is quickly converging with mobile payment. In fact, according to IBM Coremetrics, almost 10% of eCommerce purchases in October 2011 were made on mobile devices, up from three percent a year earlier. That's why we are making sure - whatever payment device or technology a consumer chooses to

use – the payment experience is even more convenient than when they use their plastic Visa card today. We will soon begin rolling out a superior and simple online shopping experience through a click to buy payment capability, which will be available on mobile devices and at home on your computer.

Concurrently, we are forging partnerships to ensure that Visa products can be used easily no matter which wallet a consumer chooses. To that end, we have licensed payWave – an NFC-based payment technology – to Google Wallet and Isis, the national mobile commerce joint venture between AT&T Mobility, T-Mobile USA and Verizon Wireless.

Additionally, we are investing in innovative mobile-money solutions for emerging markets, with a particular emphasis on increasing access to financial services to drive long-term growth. Fundamo gives us a valuable footprint in emerging economies to partner with financial institutions and mobile network operators to enable mobile payments for the 2.5 billion unbanked adults worldwide, with programs running in 27 countries in Africa, Asia and the Middle East. For example, in markets like Nigeria, Uganda, Bangladesh, India, Indonesia, and Pakistan, Fundamo's mobile-money platform helps consumers pay bills remotely using a mobile phone without having to travel long distances to make payments in person.

Visa is in the business of making electronic transactions possible – wherever, whenever and however people and businesses wish to conduct them. The past year again demonstrated the strengths in the Visa model and the many reasons to continue to be confident in the company's future. The road ahead will not be without its challenges. But as we look to 2012 and beyond, we remain committed to helping our clients expand into new markets and creating innovative new ways to conduct commerce.

I look forward to what's next for Visa.



JOSEPH W. SAUNDERS
Chairman and Chief Executive Officer
Visa Inc.

GROWING CLIENT RELATIONSHIPS & ACCEPTANCE


VISA

Expanding our business means growing our strong relationships with financial institutions and merchants to ensure that as many people as possible transact with Visa products. To do that, we continue to advance our long-standing commitment to invest in key markets that show the greatest potential, applying tailored plans to substantially increase growth for our clients and ourselves.

NORTH AMERICA

Our business in the U.S. remains strong, posting 10.8% payments volume growth for the 12 months ended September 30, 2011. Credit saw continued strong performance, posting our 7th consecutive quarter of positive growth. For the fiscal year, credit payments volume grew 9.2% to a total of $867 billion. Meanwhile, debit payments volume grew 12.0% to $1.1 trillion. In Canada, total payments volume grew 7.1% on a constant dollar basis for the fiscal year.

Utilizing our extensive industry expertise and experience, we also finalized several deals with major U.S. financial institutions and grew merchant acceptance. We executed 15 merchant agreements in Canada that we expect will nearly double Visa payWave acceptance in that country. Additionally, in November 2011, Neiman Marcus began accepting Visa in all of their stores.

We are also moving forward with our modified debit strategies for the recently-regulated U.S. debit market. First, we are focused on maintaining Visa debit issuance through strong partnerships with our issuing clients, positioning Visa to compete for as many transactions as possible. At the same time, we are ensuring that Visa is positioned to compete for routing from merchants and acquirers by strengthening these important relationships.

LATIN AMERICA-CARIBBEAN

Our core fundamentals in Latin America remain incredibly strong, and Visa has increased share versus cash and checks, and share versus our traditional network competition in each of the past five years.

- In Brazil, we strengthened our partnership with Banco Rendimento to provide Visa processing services on prepaid products. We are also engaged in productive discussions with other Brazilian clients and hope to announce some important deals in 2012.

- In Mexico, Visa signed an extensive partnership contract with BBVA Bancomer to expand our long standing relationship across a broad suite of products and services. This client is Visa's largest issuer and acquirer in Mexico, as well as the largest financial institution in the country.

- We also recently signed a multi-year credit and debit agreement with HSBC covering most of our Latin America and Caribbean region that will considerably broaden our issuance reach in that region. This builds upon the long-term issuing relationship we have had with HSBC globally for many years.

ASIA PACIFIC-CENTRAL EUROPE MIDDLE EAST AFRICA

We continued to grow core issuance and payments volumes across our APCEMEA (Asia Pacific, Central Europe, Middle East and Africa) markets, thanks to several important new deals concluded over the last 12 months:

- In Japan, we recently launched the first traditional debit program in the market with Resona Bank, Japan's fourth-largest financial institution. Despite having one of the largest economies in the world, Japan remains a cash-centric society. This is a strategic win in opening a new payment option in a country where PCE is projected to be over $3 trillion in 2011. We believe this deal will incent other banks in Japan to offer debit as an additional payment option to consumers.

- We continue to win business in China while the World Trade Organization continues its investigation into the domestic processing market. Over the last 12 months, we signed key new partnership deals with major accounts, such as China Construction Bank, China Merchants Bank and Bank of China. Our cross-border business in China remains extremely buoyant given increased numbers of Chinese traveling abroad and growing numbers of foreign visitors traveling to China.

- In India, the largest government-owned bank, State Bank of India, launched Visa debit cards. This deal shifted a significant share from our competition which enjoyed exclusive PIN debit issuance for nearly a decade.

- In Russia, we announced acceptance of Visa cards at one of the country's largest hypermarket chains, Auchan. By establishing acceptance at and directly connecting this particular merchant to VisaNet, we have taken an important step toward increasing electronic payments for everyday use at the point-of-sale.

- We established acceptance for Visa prepaid products at Woolworths Group, the largest retailer in Australia, a critical milestone toward bringing prepaid into the financial mainstream in that country.

INNOVATION



Visa is setting the stage for innovation in the payments industry and broad global adoption of next-generation payment technologies, including eCommerce, mobile payments, information products and chip technology.

DIGITAL WALLET

We continue to make progress on Visa's next generation eCommerce and mobile payment solutions. Visa's suite of wallet solutions will include:

- Conducting eCommerce transactions with online merchants;

- Conducting mCommerce transactions with merchants through applications or a mobile web browser; and

- Conducting transactions at the physical point-of-sale using NFC technology.

Importantly, our functionalities will include aliasing capabilities, requiring only a username and a password at checkout. This increases ease of use and customer convenience while maintaining the highest level of security for Visa cardholder accounts.

And these new channels offer our clients a flexible array of services for their customers and help grow Visa revenue by:

- Increasing core product transactions;
- Providing consumers with more convenient and secure ways to pay; and
- Adding incremental value to merchants.

INFORMATION PRODUCTS

Additionally, we are taking action to utilize our unrivaled network - VisaNet. One example in this area is our Real Time Messaging service, or RTM platform, which enables merchants to deliver real-time, location-based and relevant merchant discounts and promotions to consumers who opt-in to the merchant programs. We have announced 14 major merchants under contract representing 68 brands across a wide range of verticals. Prominent merchants recently signed include Gap, United Mileage Plus, Nordstrom, Guess and PETCO, and we will continue to work toward more agreements in 2012. This early traction is a testament to the appeal of this product, and its ability to help merchants grow their business in tangible ways.

CHIP DEPLOYMENT

In August, we announced plans to accelerate the migration to Europay, MasterCard and VISA (EMV) contact and contactless chip technology in the U.S. The adoption of dual-interface chip technology will help prepare the U.S. payment infrastructure for the arrival of NFC-based mobile payments. It builds the necessary infrastructure to accept and process chip transactions that support either a signature or PIN at the point-of-sale.

FINANCIAL INCLUSION



As a global payments technology company, one of the most valuable contributions we can make is to help expand access to financial services to unbanked or under-banked people around the world. By advancing financial inclusion globally, we can accelerate growth by giving more people in more places access to modern payments and banking. We have created key partnerships that promote long-term financial inclusion and create significant societal and economic development value, while also helping to introduce digital currency products to an expanding population of consumers.

The combination of our prepaid product and personal payment service (P2P), mobile platform and VisaNet puts us in a unique position to accelerate financial inclusion. Together, our capabilities enable people to access safer, more reliable, and convenient ways to pay for everyday necessities like food, clothing, medicine and bills; send funds to and receive funds from family and friends; and enable secure mobile payments.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-33977

VISA INC.

(Exact name of Registrant as specified in its charter)

Delaware	**26-0267673**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**
P.O. Box 8999 San Francisco, California	**94128-8999**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (415) 932-2100

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	**Name of each exchange on which registered**
Class A common stock, par value $.0001 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

Title of each Class

Class B common stock, par value $.0001 per share
Class C common stock, par value $.0001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of "large accelerated filer" "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's class A common stock, par value $.0001 per share, held by non-affiliates (using the New York Stock Exchange closing price as of March 31, 2011, the last business day of the registrant's most recently completed second fiscal quarter) was approximately $38.2 billion. There is currently no established public trading market for the registrant's class B common stock, par value $.0001 per share, or the registrant's class C common stock, par value $.0001 per share.

As of November 10, 2011 there were 521,531,709 shares outstanding of the registrant's class A common stock, par value $.0001 per share, 245,513,385 shares outstanding of the registrant's class B common stock, par value $.0001 per share, and 45,902,192 shares outstanding of the registrant's class C common stock, par value $.0001 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2012 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the Registrant's fiscal year ended September 30, 2011.

TABLE OF CONTENTS

Unless the context requires otherwise, reference to "Company," "Visa," "we," "us" or "our" refers to Visa Inc. and its subsidiaries.

The registered trademarks of Visa Inc. and its subsidiaries include, but are not limited to: "3-D Secure;" "Bands Design—Blue, White & Gold;" "CyberSource;" "Dove Design;" "Fundamo;" "Interlink;" "Plus;" "PlaySpan;" "V Pay Design;" "V Distribution Design;" "Verified by Visa;" "Visa;" "Visa Buxx;" "Visa Classic;" "Visa Electron;" "Visa Infinite;" "Visa Intellilink;" "Visa Online;" "Visa Platinum;" "Visa ReadyLink;" "Visa PassFirst;" "Visa payWave;" "Visa Select;" "Visa Signature;" "Visa SimplyOne;" "Visa TravelMoney;" "Visa Vale;" "VisaNet;" and "Winged V Design." Other trademarks used in this report are the property of their respective owners.

Forward-Looking Statements

This annual report on Form 10-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by the terms "believe," "continue," "could," "estimate," "expect," "intend," "may," "potential," "project," "should," "will," and similar references to the future. Examples of such forward-looking statements include, but are not limited to, statements we make about our earnings per share, cash flow, revenue, incentive payments, expenses, operating margin, tax rate and capital expenditures and the growth of those items.

By their nature, forward-looking statements: (i) speak only as of the date they are made, (ii) are neither statements of historical fact nor guarantees of future performance and (iii) are subject to risks, uncertainties, assumptions and changes in circumstances that are difficult to predict or quantify. Therefore, actual results could differ materially and adversely from those forward-looking statements because of a variety of factors, including the following:

- the impact of new laws, regulations and marketplace barriers, including:
  - rules capping debit interchange reimbursement fees promulgated under the U.S. Wall Street Reform and Consumer Protection Act, or the Reform Act;
  - rules under the Reform Act expanding issuers' and merchants' choice among debit payment networks;
  - increased regulation outside the United States and in other product categories; and
  - rules about consumer privacy and data use and security
- developments in current or future litigation or government enforcement, including interchange, antitrust and tax disputes;
  - macroeconomic factors, such as:
  - global economic, political and health conditions;
  - cross-border activity and currency exchange rates; and
  - material changes in our clients' performance compared to our estimates;
- industry developments, such as competitive pressure, rapid technological developments and disintermediation from the payments value stream;
- system developments, such as:
  - disruption of our transaction processing systems or the inability to process transactions efficiently;
  - account data breaches or increased fraudulent or other illegal activities involving our cards; and
  - issues arising at Visa Europe, including failure to maintain interoperability between our systems;
- costs arising if Visa Europe were to exercise its right to require us to acquire all of its outstanding stock;
- loss of organizational effectiveness or key employees;
- failure to integrate recent acquisitions successfully or to effectively launch new products and businesses
- changes in accounting principles or treatments; and

the other factors discussed under the heading "Risk Factors" herein. You should not place undue reliance on such statements. Unless required to do so by law, we do not intend to update or revise any forward-looking statement because of new information or future developments or otherwise.

PART I

ITEM 1. Business

Overview

Visa Inc., which we refer to as Visa or the Company, is a global payments technology company that connects consumers, businesses, banks and governments in more than 200 countries and territories, enabling them to use digital currency instead of cash and checks.

Our business primarily consists of the following:

- we own, manage and promote a portfolio of well-known, widely-accepted payment brands, including Visa, Visa Electron, PLUS and Interlink, which we license to our clients for use in their payment programs;
- we offer a wide range of branded payments product platforms, which our clients, primarily financial institutions, use to develop and offer credit, debit, prepaid and cash access programs for their customers (individuals, businesses and government entities);
- we provide transaction processing and value-added services to our clients through VisaNet, Visa Debit Processing Services, Visa Processing Services, CyberSource, PlaySpan and Fundamo; and
- we promote and enforce a common set of operating regulations adhered to by our clients to ensure the efficient and secure functioning of our payments network and the maintenance and promotion of our brands.

To ensure our long-term success and the success of our clients:

- we invest in new services and processing platforms to facilitate more convenient and innovative payment methods, such as mobile payments, money transfer and eCommerce; and
- we continually improve the speed, efficiency, security and performance of our network and our payments services to enhance the reliability of our global processing infrastructure and protect the security of cardholder information.

We operate an open-loop payments network, a multi-party system in which Visa connects financial institutions—issuing financial institutions, or issuers, that issue cards to cardholders, and acquiring financial institutions, or acquirers, that have the banking relationship with merchants—and manage the exchange of information and value between them. As such, Visa does not issue cards, extend credit, or collect, assess or set cardholder fees or interest charges. In most instances, cardholder and merchant relationships belong to, and are managed by, our network of financial institution clients. We derive revenues primarily from fees paid by our clients based on payments volume, transactions that we process and other related services that we provide.

Business developments in fiscal 2011 included the following:

- *Regulation.* New rules were set out with respect to debit products under the Wall Street Reform and Consumer Protection Act, or the Reform Act. The Reform Act regulates, among other things, interchange fees, the debit networks issuers make available, merchants' choices among these networks and transaction routing. These regulations will cause us to renegotiate some portions of client contracts. See—*Government Regulation* below.
- *U.S. Debit Strategy.* We have designed or implemented several modifications to our U.S. debit strategy to ensure compliance with the Reform Act.
    - *Interchange.* We established new debit interchange rate structures, effective October 2011, for the Visa Consumer Check card, Interlink and Small Business Debit. Two

distinct interchange schedules were established: one for exempt issuers and products, and a second for regulated issuers and products. In addition, in order to ensure that transactions within a U.S. territory, transactions between U.S. territories, and transactions between the U.S. and U.S. territories receive the applicable, regulated interchange rate, we established two new interregional schedules for regulated debit card and Interlink transactions.

  - *Certification Program.* In order to correctly identify regulated issuers, their exempt products and their compliance with the Federal Reserve's interim fraud prevention standards, a certification process was implemented for regulated issuers. The program enables issuers to accurately register their exempt and non-exempt portfolios and to certify their compliance with these rules and criteria.
  - *Rule Changes.* We implemented changes to our Operating Regulations to the extent necessary to support the ability of issuers to enable unaffiliated payment card networks on Visa Debit cards issued in the U.S. or U.S. territories, as well as to enable Visa-owned debit networks on non-Visa Debit cards.
  - *Fees.* We announced acquirer pricing restructuring designed to reduce overall merchant costs in connection with accepting Visa transactions. These changes are intended to incent merchants to route more transactions over the Visa network.

- *Department of Justice.* Visa Inc. reached a settlement with the U.S. Department of Justice, or the DOJ, and the attorneys general of several states to resolve antitrust investigations into our merchant acceptance rules in the United States. As part of the settlement, we now allow U.S. merchants to offer discounts or other incentives to steer customers to a particular form of payment including to a specific network brand or to another card product, such as a "non-reward" Visa credit card. Our rules always have allowed U.S. merchants to steer customers to other forms of payment and offer discounts to customers who choose to pay with cash, check or debit when authorized by a personal identification number, or PIN. The new rules thus expand U.S. merchants' ability to discount for their preferred form of payment, though they may not pick and choose among issuing banks. The settlement does not address our rule prohibiting U.S. merchants from surcharging consumers who pay with Visa.
- *Client Contracts.* We continued to take steps to solidify our foundation for long-term growth by successfully renewing several major client contracts throughout the year.
- *Ongoing Growth.* The progress towards economic recovery and secular shift from cash and checks to electronic payments helped to drive double-digit growth across our three primary revenue drivers—payments volume, cross-border volume and Visa-processed transactions—which contributed to our 14% growth in year-over-year net operating revenues for fiscal 2011.

Industry Overview

The Global Payments Industry

We operate in the global payments industry, which is undergoing a powerful secular shift towards card-based and other electronic payments and away from paper-based payments, such as cash and checks. For more than 50 years, we have played a central role in driving this migration by providing payment products and services that we believe deliver significant benefits to consumers, businesses, governments and merchants. We believe that consumers are increasingly attracted to the convenience, security, enhanced services and rewards associated with electronic payment forms. We also believe that corporations and governments are shifting to electronic payments to improve efficiency, control and security, and that a growing number of merchants are accepting electronic payments to improve sales and customer convenience.

The global payments industry consists of all forms of payment and value transfer, including:

- paper-based payments—cash, personal checks, money orders, government checks, travelers cheques and other paper-based means of transferring value;
- card-based payments—credit cards, charge cards, debit cards, deferred debit cards, ATM cards, prepaid cards, private label cards and other types of general-purpose and limited-use cards;
- mobile payments—electronic payments through mobile phones and other handheld devices using a variety of applications such as text messages, mobile billing, web browsers or applications, contactless readers, or other means; and
- other electronic payments—wire transfers, electronic benefits transfers, automated clearing house payments and other forms of electronic payment not typically tied to a payment card or similar access device.

The most common card-based forms of payment are general purpose cards, which offer widespread merchant acceptance. General purpose cards are typically categorized as:

- "pay now" cards, such as debit cards, which enable the cardholder to purchase goods and services by an automatic debit to a checking, demand deposit or other account with accessible funds;
- "pay later" cards, such as credit, deferred debit and charge cards, which typically permit a cardholder to carry a balance in a revolving credit or deferred debit account or require payment of the full balance within a specified period; and
- "pay before" cards, such as prepaid cards, which are pre-funded up to a certain monetary value.

Primary general purpose card brands include Visa, MasterCard, American Express, JCB and Discover/Diners Club. While these brands, including Visa, were historically associated with consumer credit or charge cards in the United States and other major international markets, we and others have, over time, broadened our offerings to include debit, ATM, prepaid and commercial payment products.

Our Core Operations

We derive revenues primarily from fees paid by our clients based on payments volume, transactions that we process and other related services we provide. Our clients deliver Visa products and payment services to consumers and merchants based on product platforms we define and manage. Payments network management is a core part of our operations, as it ensures that our payments system provides a safe, efficient, consistent and interoperable service to cardholders, merchants and financial institutions worldwide.

Transaction Processing Services

Processing Infrastructure

We own and operate VisaNet, which consists of multiple synchronized processing centers, including two data centers in the United States. In addition, Visa Europe operates processing centers in the United Kingdom, which is part of our synchronized system, in accordance with the terms of our Framework Agreement with Visa Europe. These centers are linked by a global telecommunications network and are engineered for redundancy. Intelligent access points around the world complete our global processing infrastructure and enable merchants and financial institutions worldwide to access our core processing and value-added services.

VisaNet is built on a centralized architecture, enabling us to view and analyze each authorization transaction we process in real time and to provide value-added information, such as risk scoring or loyalty applications, while the transaction data is being routed through our system.

CyberSource, a wholly-owned subsidiary of Visa Inc., operates multiple data centers in the United States and internationally. These secure data center facilities allow for high availability transaction services and connectivity to the Internet, clients and processing partners.

Core Processing Services

Our core processing services involve the routing of payment information and related data to facilitate the authorization, clearing and settlement of transactions between Visa issuers and acquirers. In addition, we offer a range of value-added processing services to support our clients' Visa programs and to promote the growth and security of our payments network.

Authorization is the process of approving or declining a transaction before a purchase is finalized or cash is disbursed. Clearing is the process of delivering final transaction data from an acquirer to an issuer for posting to the cardholder's account, the calculation of certain fees and charges that apply to the issuer and acquirer involved in the transaction, and the conversion of transaction amounts to the appropriate settlement currencies. Settlement is the process of calculating, determining, reporting and transferring the net financial position of our issuers and acquirers for all transactions that are cleared.

The issuer and acquirer involved in a typical Visa transaction perform additional functions that we do not generally perform or monitor. For example, the acquirer credits the merchant's account for the amount of the transaction less any fees the acquirer charges in accordance with the contractual agreement between the merchant and the acquirer. In addition, the issuer sends a statement to the cardholder and collects payment, in the case of a credit or deferred debit card, or collects payment directly from the cardholder's deposit account, in the case of a debit card.

We process most Visa transactions occurring in the United States. We also process most Visa transactions where the issuer and the merchant are located in different countries, which we refer to as cross-border transactions. In many countries outside the United States, domestic transactions may be processed outside of our systems, generally by government-controlled payments networks, our clients, independent companies or joint ventures owned in whole or in part by our clients.

We perform clearing and settlement through VisaNet for transactions involving an issuer that is located in Visa Europe's region and an acquirer that is located in the rest of the world, or vice versa. Visa Europe authorizes, clears and settles transactions for its members through its own processing system.

Other Value-Added Processing Services

We offer a range of other value-added services in certain countries, including risk management, issuer processing, loyalty, dispute management, value-added information and CyberSource-branded services.

Risk Management Services. We provide clients in certain countries with a number of value-added risk-management services. These services, including Visa Advanced Authorization, provide preventive, monitoring, investigative and predictive tools, which are intended to mitigate and help eliminate fraud at the cardholder and merchant level.

Issuer Processing Services. Visa Debit Processing Services, or DPS, provides comprehensive issuer processing services for participating U.S. issuers of Visa debit, prepaid and ATM payment

products. In addition to core issuer authorization processing, DPS offers card management services, exception processing, PIN and ATM network gateways, call center services, fraud detection services and ATM terminal driving. Visa Processing Service, or VPS, provides credit, debit and prepaid issuer processing services, including multi-currency processing functionality, outside the United States.

Loyalty Services. We offer loyalty services, which allow our clients to differentiate their Visa program offerings, enhance the attractiveness of their Visa payment programs and strengthen their relationships with cardholders and merchants.

Dispute Management Services. We manage Visa Resolve Online, an automated web-based service that allows our clients' back-office analysts and client service representatives to manage and resolve Visa transaction disputes more efficiently than with paper-based processes.

Value-Added Information Services. We provide our clients with a range of additional information-based business analytics and applications, as well as the transaction data and associated infrastructure required to support them.

CyberSource-branded services. We provide technology and services that make it easier for eCommerce merchants to accept, process and reconcile payments, manage fraud, and safeguard payment security online. CyberSource brings these payment management solutions to market on two platforms: CyberSource Enterprise services, targeting medium and large-sized enterprise businesses; and Authorize.Net, targeting smaller businesses with less than $3 million in annual online sales.

Product Platforms

We offer a broad range of product platforms that enable our clients to build differentiated, competitive payment programs for their consumer, business, government and merchant clients. Our principal payment platforms enable credit, charge, deferred debit, debit and prepaid payments, as well as cash access for consumers, businesses and government entities. Our payment platforms are offered under our Visa, Visa Electron, Interlink and PLUS brands.

Consumer Credit

Our consumer credit product platforms allow our issuers to offer deferred payment and financing products that can be customized to meet the needs of all consumer segments. Our baseline consumer credit platform is marketed to our issuers as Visa Classic. In addition, we offer a range of premium credit platforms that enable our issuers to tailor programs to consumers requiring higher credit lines or enhanced benefits, such as loyalty programs. Our premium consumer credit platforms are marketed to issuers, and in some cases, to cardholders, as Visa Gold, Visa Platinum, Visa Signature, Visa Signature Preferred and Visa Infinite.

Consumer Deposit Access

Our deposit access product platforms enable our issuers to offer consumer payment and cash access products that draw on consumers' deposit accounts, such as checking, demand deposit or other pre-funded accounts.

Consumer Debit. Our primary consumer debit platform in the United States and many other countries uses the Visa brand mark. Depending on local marketplace point of sale practices, there are a variety of cardholder verification methods to suit specific merchant segments or acceptance channels, while ensuring a valid and secure transaction. Visa Debit transactions can be authenticated

by a cardholder's signature, a PIN, no signature if the transaction is for a small purchase amount, or another means of authentication. In the United States, in addition to the Visa debit product, we also provide the Interlink debit product platform. Interlink is a PIN-always, single-message platform generally for U.S. domestic transactions. U.S. issuers can choose to enable Interlink on a Visa debit card, and U.S. merchants can choose Interlink as a PIN-always point of sale acceptance option. Additionally, Interlink can remain as a routing alternative on both Visa and non-Visa-branded debit cards. Our clients in Asia Pacific, or AP, Latin America and Caribbean, or LAC, and Central and Eastern Europe, the Middle East and Africa, or CEMEA, can use the Visa Electron debit platform, which requires all transactions initiated from the card to be authorized electronically. It is primarily used by issuers offering payment programs to higher-risk client segments or in countries where electronic authorization is less prevalent.

Prepaid. Our prepaid product platform enables issuers to offer products that access a pre-funded account, allowing cardholders to enjoy the convenience and security of a payment card in lieu of cash or checks. Our prepaid platform includes general purpose reloadable, gift, travel, youth, payroll, money transfer, corporate incentive, insurance reimbursement and government benefits cards.

Cash Access. Our clients can provide global cash access to their cardholders by issuing products accepted at Visa and PLUS branded ATMs. Most Visa and Visa Electron branded cards offer cash access at ATMs, as well as at branches of our participating financial institution clients. The PLUS brand may also be included on issuers' non-Visa branded cards to offer international cash access as a complement to domestic cash access services.

Commercial

Our commercial product platforms enable small businesses, medium and large companies, and government organizations to streamline payment processes, manage total spend, access information reporting, automate their supply chain and reduce administrative costs.

Small Businesses. The Visa Business credit and debit platforms provide small businesses with cash flow tools, purchasing savings, rewards and management reporting. Visa Business Electron is an electronic authorization platform used in many countries outside North America.

Large and Medium Companies. The Visa Corporate platform offers payment options primarily for employee travel and entertainment charges, including cash advances, and provides detailed transaction data as well as information and expense management tools. The Visa Purchasing platform provides card and non-card electronic payment products that allow companies to easily procure goods and services, while streamlining resource- and paper-intensive purchase order and invoice processing. Through Syncada, our joint venture with US Bank, we market an integrated invoice processing, payment and financing platform for financial institutions to offer to their corporate and government commercial clients around the world.

Government Organizations. In addition to the products mentioned above, we offer government organizations unique information- and expense-management tools, employee-fraud- and misuse-management tools and strategic sourcing tools for their card programs. In certain countries, we offer specialized commercial products for specific government-sponsored programs, typically targeting agriculture, small-business, freight or construction loan programs.

Product Platform Innovation

Our fundamental approach to innovation focuses on enhancing our current product platforms, enabling more Visa transactions in every channel, and extending the utility of our products and services to access points, such as eCommerce and mobile, and new merchant segments and geographies.

We invest in innovation, because we believe we can drive more secure, accessible and versatile payment program options for clients, merchants and consumers. We focus on new payment channels, payment technologies, payment account access devices and authentication methods, and have recently made significant investments in the development of eCommerce and mobile payment platforms; contact and contactless chip cards and devices; card product enhancements; authentication and security technologies and platforms; and money transfer. We announced the following developments:

- **Fundamo:** We acquired Fundamo, a leading provider of mobile financial services. This will enable Visa to offer a full range of mobile financial services to unbanked and under-banked consumers in developing countries.
- **Monitise:** We executed a five-year commercial agreement with Monitise, which operates payments and mobile banking services for some of the world's leading financial institutions. This allows Visa to "mobilize" existing Visa accounts and offer, in partnership with financial institutions, a suite of mobile financial services.
- **PlaySpan:** We acquired PlaySpan, a privately held company whose payments platform handles transactions for digital goods in online games, digital media and social networks around the world.
- **Visa Digital Wallet:** We announced Visa's digital wallet, which will provide a simpler and secure way for consumers to "click to buy" eCommerce and mCommerce purchases.
- **Mobile Partnerships:** We have licensed our mobile NFC payment technology, Visa payWave, to Google and Isis to ensure third-party mobile wallets are enabled with Visa payment functionality.
- **Real Time Messaging for Merchants:** We launched a Real Time Messaging, or RTM, platform to deliver, in partnership with merchants, real-time, location-based and relevant merchant discounts and promotions to consumers who opt in to the service.

Payments Network Management

We devote significant resources to ensure that Visa is the payments network of choice for clients, merchants and cardholders. We seek to accomplish this by promoting our brand through marketing and sponsorship activities, educating domestic and regulatory banking authorities on our capabilities, increasing issuance and acceptance of Visa products around the world and ensuring that the system operates reliably and securely for all of our network participants.

Brand Management and Promotion, and Corporate Reputation

We engage in a variety of activities designed to maintain and enhance the value of our brand, taking a targeted, analytical approach tailored by geography to achieve our growth and business objectives. We combine advertising, sponsorships, promotions, public relations and, increasingly, social media to create programs that build active preference for products carrying our brand, promote product usage, increase product acceptance and support cardholder acquisition and retention. For merchants, we work to ensure that the Visa brand represents timely and guaranteed payment, as well as a way to increase sales. For our issuer clients, our marketing program is designed to support their card issuance, activation and usage efforts while complementing and enhancing the value of their own brands.

We establish global marketing relationships to promote the Visa brand and to allow clients to conduct marketing programs in conjunction with major sporting and entertainment events. For instance, we have been the exclusive payment card sponsor for the Olympic Games since 1986 and

have extended the sponsorship through 2020. We are also one of six FIFA partners, which provides us with worldwide exclusive access to the FIFA World Cup™ and more than 40 other FIFA competitions through 2014. This sponsorship creates a powerful opportunity to drive business, achieve maximum exposure and improve brand lift, global reach and local relevance. In addition, we engage in marketing and sponsorship activities with other regional, national and local companies, sports leagues or events, such as the National Football League in the United States, or with associations and companies, to provide customized marketing platforms to clients in certain countries and regions.

Our merchant marketing activities bring added value to our merchant partners through the development of marketing programs customized for specific merchants and industry segments. These programs, which we develop in conjunction with merchants, generate awareness for new acceptance channels and locations and increase cardholder spending and merchant sales revenue through special offers and promotions.

In addition, we work on various fronts to maintain, enhance and protect our corporate reputation and brand. Our Corporate Responsibility program helps ensure we positively impact the lives of those in our global and local communities. We do so by promoting financial literacy and inclusion, providing humanitarian aid and community support, and engaging in responsible business practices. We continue to promote an understanding of Visa's role as a payments network and articulate the ways that digital currency can advance economic empowerment and business efficiencies. To that end, Currency of Progress, our corporate reputation campaign launched in October 2009, communicates the tangible benefits that Visa and digital currency delivers to individuals, businesses, governments and economies.

Merchant Acceptance Initiatives

We aim to maintain and expand our merchant base by focusing on the needs of merchants and consumers and enhancing our programs to increase acceptance in attractive and fast-growing segments, such as bill payment. Our efforts to address these needs include supporting the development of technological innovations, delivering value-added information services, and evaluating potential modifications to our operating rules and interchange rates to enhance the value of our payments network compared to other forms of payment. For example, in October 2010 we began offering a global program that enables millions of face-to-face merchants to accept Visa cards for transactions of approximately $25 or less without requiring a cardholder signature, PIN or providing a receipt, unless requested by the cardholder. This program can increase speed at the point of sale, enhance consumer satisfaction and deliver operating efficiencies for merchants.

We also enter into arrangements with certain merchants under which they receive monetary incentives and rebates for acceptance of products carrying our brands and increasing their payments volume of products carrying our brands or indicating a preference for our products.

Client Standards

Rulemaking and Enforcement. In general, our clients are granted licenses to use our brands and to access our transaction processing systems. Our clients are obligated to honor our rules and standards through agreements with, and in certain cases non-equity membership interests in, our subsidiaries. These rules and standards relate to such matters as the use of our brands and trademarks; the standards, design and features of payment cards, devices and programs; processing; merchant acquiring activities, including use of agents; disputes between members; risk management; guaranteed settlement; client financial failures and allocation of losses among clients.

We establish dispute management procedures between clients relating to specific transactions. For example, after a transaction is presented to an issuer, the issuer may determine that the transaction is invalid for a variety of reasons, including fraud. If the issuer believes there is a defect in a

transaction, the issuer may return the transaction to the acquirer, an action termed a "chargeback." We enforce rules relating to chargebacks and maintain a dispute resolution process with respect to chargeback disputes.

Credit Risk Management. We indemnify our clients for any settlement loss suffered due to another client's failure to fund its daily settlement obligations. In certain instances, we may indemnify clients even in situations in which a transaction is not processed by our system. We have incurred no material loss related to settlement risk in recent years.

To manage our exposure in the event our clients fail to fund their settlement obligations, we established a credit risk policy with a formalized set of credit standards and risk control measures. We regularly evaluate clients with significant settlement exposure to assess risk. In certain instances, we may require a client to post collateral or provide other guarantees. If a client becomes unable or unwilling to meet its obligations, we are able to draw upon such collateral or guarantee in order to minimize any potential loss. We may also apply other risk control measures, such as blocking the authorization and settlement of transactions, limiting the use of certain types of agents, prohibiting initiation of acquiring relationships with certain high-risk merchants or suspending or terminating a client's rights to participate in our payments network. The exposure to settlement losses is accounted for as a settlement risk guarantee. The fair value of the settlement risk guarantee is estimated using our proprietary model, which considers statistically derived loss factors based on historical experience, estimated settlement exposures at period end and a standardized grading process for clients (using, where available, third-party estimates of the probability of customer failure). See *Item 8—Financial Statements and Supplementary Data-Note 12—Settlement Guarantee Management* elsewhere in this report.

Payment System Integrity

The integrity of our payments system is affected by fraudulent activity and other illegal uses of our products. Fraud is most often committed in connection with counterfeit cards or card-not-present transactions using stolen account information resulting from security breaches of systems not associated with VisaNet that store cardholder or account data, including systems operated by merchants, financial institutions and other third-party data processors.

Our fraud detection and prevention offerings include:

- Verified by Visa, a global Internet authentication product, which permits cardholders to authenticate themselves to their issuing financial institution using a unique personal code;
- Visa Advanced Authorization, which provides enhanced fraud detection capability by adding real-time risk scores to authorization messages;
- Chip technologies, embedded microprocessors that provide enhanced security, which reduce the incidence of counterfeit card fraud. As a result, Visa has created incentives for merchants and issuers to adopt them, including in the United States. Chip technologies can also carry other applications that enhance the consumer payment experience; and
- CyberSource's globally proven Decision Manager solution, which provides access to over 200 validation tests to assess the legitimacy of card-not-present orders.

We work with all participants in the payment system to ensure that any entity that transmits, processes or stores sensitive card information takes necessary steps to secure that data and protect cardholders. For example, we mandate protection of PIN data through use of the Triple Data Encryption Standard and work with the payments industry to manage the Payment Card Industry Data

Security Standards (PCI DSS). There has been significant progress in growing industry adoption of PCI DSS, with more than 97% percent of the largest U.S. merchants validating compliance annually.

Government Regulation

General. Government regulation affects key aspects of our business. Our clients are also subject to numerous regulations applicable to banks and other financial institutions in the United States and elsewhere, and consequently such regulations have the potential to affect our business indirectly. In recent years, our business has come under increasing regulatory scrutiny. See *Item 1A—Risk Factors—Increased global regulatory focus on the payments industry may result in costly new compliance burdens on our clients and on us, leading to increased costs and decreased payments volume and revenues.*

The Reform Act. As noted, during the 2011 fiscal year, the U.S. Federal Reserve established new rules under the Reform Act affecting interchange reimbursement fees, network exclusivity and transaction routing. We expect these rules to have an adverse impact on our pricing, reduce the number and volume of U.S. debit payments we process and decrease associated revenues. See *Item 1—Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview* and *Item 1A—Risk Factors—The Reform Act may have a material, adverse effect on our financial condition, revenues, results of operations, prospects for future growth and overall business.* We have significantly modified our debit strategy as a result. See *—Overview.*

Interchange Reimbursement Fees. We have historically set default interchange reimbursement fees in the United States and many other geographies. The new rules under the Reform Act set the maximum U.S. debit interchange reimbursement fee assessed for cards issued by large financial institutions at twenty-one cents plus five basis points, before applying an interim fraud adjustment up to an additional one cent. This amounts to a significant reduction from the average system-wide fees charged previously. See *Item 1A—Risk Factors—The Reform Act may have a material adverse effect on our financial condition, revenues, results of operations, prospects for future growth and overall business; Item 1A—Risk Factors—Increasing regulation of interchange reimbursement fees and other business practices may have a material adverse impact on our financial condition, revenues, results of operations, prospects for future growth and overall business,* and *Item 8—Financial Statements and Supplementary Data—Note 21—Legal Matters* elsewhere in this report.

The United States is not the only jurisdiction to regulate interchange reimbursement fees. For example, the Reserve Bank of Australia has enacted a regulation limiting the costs that can be considered in setting interchange reimbursement fees for both our credit and our debit cards.

Interchange reimbursement fees represent a transfer of value among the financial institutions participating in an open-loop payments network such as ours. On purchase transactions, interchange reimbursement fees are paid to issuers by acquirers in connection with transactions initiated from products in our payments system. We generally do not receive any portion of interchange reimbursement fees in a transaction. They are, however, a factor on which we compete with other payments providers and are therefore an important determinant of the volume of transactions we process.

Default interchange reimbursement fees are an important driver of system volume and value. They promote the efficient operation of our payments network by enabling both the issuer and the acquirer to understand the economics of a given transaction before entering into it and by giving our clients an alternative to negotiating transfer pricing with each other. By establishing and modifying default interchange rates in response to marketplace conditions and strategic demands, we seek to ensure a competitive value proposition for transactions using our cards in order to encourage electronic

transactions and to maximize participation in the Visa payments system by issuers and acquirers and, ultimately, consumers and merchants. We believe that proper management of interchange rates benefits consumers, merchants, our financial institution clients and us by promoting the overall growth of our payments network in competition with other payment card systems and other forms of payment, and by creating incentives for innovation, enhanced data quality and security.

Merchants do not directly pay interchange reimbursement fees. A merchant's cost of acceptance is determined by its acquirer and is called a merchant discount or merchant discount rate. The merchant discount typically covers the costs that acquirers incur for participation in open-loop payments networks, including those relating to interchange, and compensates them for various other services they provide to merchants. Merchant discount rates and other merchant fees are set by our acquirers without our involvement and by agreement with their merchant clients and are established in competition with other acquirers, other payment card systems and other forms of payment. We do not establish or regulate the level of merchant discount rates or any other fees charged by our acquirers.

Network Exclusivity and Routing. We have agreements with some issuers under which they agree to issue certain payment cards that use only the Visa network or receive incentives if they do so. In addition, issuers of some debit products choose to include only the Visa network. We refer to these various practices as network exclusivity. In addition, certain network or issuer rules or practices may be interpreted as limiting the routing options of merchants when multiple debit networks co-reside on Visa debit cards. For example, Visa's rules require that an acquirer must process authorizations for all international transactions through VisaNet and that a member must clear international transactions through VisaNet.

Issues relating to network exclusivity and the routing of transactions over VisaNet are being reviewed or challenged in various jurisdictions in which our cards are used. Most notably, the new rules under the Reform Act limit our and issuers' ability to impose rules for, or choose various forms of, network exclusivity and preferred routing in the debit area. The rules require issuers to make at least two unaffiliated networks available for processing debit transactions on each debit card. The rules also prohibit us and issuers from restricting a merchant's ability to direct the routing of electronic debit transactions over any of the networks that an issuer has enabled to process those transactions.

As another example, the Canadian Ministry of Finance has implemented a voluntary Code of Conduct for payment card industry participants, with which Visa has agreed to comply. Among other things, the Code of Conduct prohibits certain restrictions on merchants' choice of payment options they will accept. See *Item 1A—Risk Factors—The Reform Act may have a material adverse effect on our financial condition, revenues, results of operations, prospects for future growth and overall business* and *Item 1A—Risk Factors—Regulations that prohibit us from contracting with clients or requiring them to use only our network, or denying them the option of selecting only our network, may decrease the number of transactions we process and materially and adversely affect our financial condition, revenues, results of operations, prospects for future growth and overall business.*

Consumer Financial Protection Bureau. The Reform Act created a new independent Consumer Financial Protection Bureau, with responsibility for most federal consumer protection laws in the area of financial services and new authority with respect to consumer protection issues, including those pertaining to us to some extent. The bureau's future actions may make payment card transactions less attractive to card issuers, consumers and merchants by further regulating the industry.

No-Surcharge Rules. We have historically implemented policies that prohibit merchants from charging higher prices to consumers who pay using Visa instead of other means. Several jurisdictions have expressed an interest in putting an end to these no-surcharge rules. Most recently, the Reserve

Bank of Australia has enacted a regulation stopping us from prohibiting merchants from imposing surcharges on customers who use Visa, affecting the manner in which we conduct our business there.

Data Protection and Information Security. We devote substantial resources to maintain and to continually refine our information security program in order to comply with U.S. federal and state and foreign regulations safeguarding cardholder information and requiring consumer notification in the event of a security breach. In addition, the U.S. Federal Financial Institution Examination Council periodically reviews certain of our operations in the United States to ensure our compliance with data integrity, security and operational requirements and standards, as well as other requirements applicable to us because of our role as a service provider to financial institutions.

Anti-Money Laundering, Anti-Terrorism and Sanctioned Countries. In response to U.S. and other regulations, we devote substantial resources to maintain and to continually refine a program to prevent the use of our payments system to facilitate money laundering and the financing of terrorist activities. We also prohibit from being Visa members all financial institutions that are domiciled in countries sanctioned by the U.S. Treasury's Office of Foreign Assets Control—currently Cuba, Iran, Myanmar, Syria and Sudan. In addition, we refrain from any financial dealings with restricted third parties, such as identified money-laundering fronts for terrorists and narcotics traffickers.

Government-Imposed Market Participation Restrictions. Our business's reach remains limited by certain countries' protection of domestic payment card providers or payment processing providers. Most notably, our financial institution clients in China may not issue cards carrying our brands for domestic use in China, limiting our opportunities in that market. Regulators in Australia, Mexico, Colombia, India, Singapore, Russia and Malaysia have received statutory authority to regulate certain aspects of the payments systems in these countries.

Regulation of Internet Transactions. Many jurisdictions have adopted or are in the process of adopting new regulations and taxes on internet transactions. Most notably, we have had to implement compliance programs in response to new U.S. regulations requiring the coding and blocking of payments for certain types of Internet gambling transactions.

In addition, the U.S. Congress continues its consideration of regulatory initiatives in the areas of Internet prescription drug purchases, copyright and trademark infringement, and privacy, among others, that could impose additional compliance burdens on us and/or our clients. Some U.S. states are considering a variety of similar legislation. If implemented, these initiatives could require us or our clients to monitor, filter, restrict, or otherwise oversee various categories of payment card transactions, thereby increasing our costs or decreasing our transaction volumes.

Various regulatory agencies also continue to examine a wide variety of issues, including identity theft, account management guidelines, privacy, disclosure rules, security and marketing that would affect our clients directly. These new requirements and developments may affect our clients' ability to extend credit by using payment cards, which could decrease our transaction volumes. In some circumstances, new regulations could have the effect of limiting our clients' ability to offer new types of payment programs or restricting their ability to offer our existing programs such as stored value cards.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our proprietary technology. We own a number of patents and patent applications relating to payments solutions, transaction processing, security systems and other matters. We own a number of valuable trademarks and designs, which are essential to our business, including, but not limited to

Visa, Interlink, PLUS, Visa Electron, the "Winged V" design, the "Dove" design and the "Bands Design-Blue, White & Gold." We also own numerous other valuable trademarks and designs covering various brands, products, programs and services. Through agreements with our clients, we authorize and monitor the use of our trademarks in connection with their participation in our payments network.

Competition

We compete in the global payment marketplace against all forms of payment, including paper-based forms, principally cash and checks; card-based payments, including credit, charge, debit, ATM, prepaid, private-label and other types of general purpose and limited-use cards; and other electronic payments, including wire transfers, electronic benefits transfers, automatic clearing house, or ACH, payments and electronic data interchange.

Within the general purpose payment card industry, we face substantial and intense competition worldwide in the provision of payments services to financial institution clients and their cardholder merchants. The leading global card brands in the general purpose payment card industry are Visa, MasterCard, American Express and Diners Club. Other general-purpose card brands are more concentrated in specific geographic regions, such as JCB in Japan and Discover in the United States. In certain countries, our competitors have leading positions, such as China UnionPay in China, which is the sole domestic inter-bank bankcard processor and operates the sole domestic bankcard acceptance mark in China due to local regulation. We also compete against private-label cards, which can generally be used to make purchases solely at the sponsoring retail store, gasoline retailer or other merchant.

In the debit card market segment, Visa and MasterCard are the primary global brands. In addition, our Interlink and Visa Electron brands compete with Maestro, owned by MasterCard, and various regional and country-specific debit network brands including STAR, NYCE, and PULSE in the United States, EFTPOS in Australia and Interac in Canada. In addition to our PLUS brand, the primary cash access card brands are Cirrus, owned by MasterCard, and many of the online debit network brands referenced above. In many countries, local debit brands are the primary brands, and our brands are used primarily to enable cross-border transactions, which typically constitute a small portion of overall transaction volume.

We increasingly face competition from emerging players in the payment space, many of which are non-financial institution networks that have departed from the more traditional "bank-centric" business model. The emergence of these competitive networks has primarily been via the online channel with a focus on eCommerce and/or mobile technologies. PayPal is one example. It competes with Visa directly in some cases, yet PayPal also is one of Visa's largest global eCommerce merchants.

Based on payments volume, total volume, number of transactions and number of cards in circulation, Visa is the largest retail electronic payments network in the world. The following chart compares our network with those of our major general-purpose payment network competitors for calendar year 2010:

Company	Payments Volume	Total Volume	Total Transactions	Cards
	(billions)	(billions)	(billions)	(millions)
Visa Inc.[(1)]	$3,273	$5,191	70.8	1,897
MasterCard	2,047	2,727	34.8	975
American Express	702	713	4.8	91
Discover	107	114	1.8	56
JCB	87	93	0.9	64
Diners Club	26	27	0.2	6

(1) Visa Inc. figures as reported on form 8-K filed with the SEC on February 2 and May 5, 2011, respectively. Visa figures represent total volume, payments volume and cash volume, and the number of payments transactions, cash transactions, accounts and cards for products carrying the Visa, Visa Electron and Interlink brands. Card counts include PLUS proprietary cards. Payments volume represents the aggregate dollar amount of purchases made with cards carrying the Visa, Visa Electron and Interlink brands for the relevant period. Total volume represents payments volume plus cash volume. The data presented is reported quarterly by Visa's clients on their operating certificates and is subject to verification by Visa. On occasion, clients may update previously submitted information.

Sources: MasterCard, American Express, JCB and Diners Club data sourced from The Nilson Report issue 968 (March 2011). Includes all consumer and commercial credit, debit and prepaid cards. Some prior year figures have been restated. Currency figures are in U.S. dollars. MasterCard excludes Maestro and Cirrus figures. American Express includes figures for third-party issuers. JCB figures are for April 2009 through March 2010 and include third-party issuers. Transactions are estimates. Diners Club figures are for the 12 months ended November 30, 2010. Discover data sourced from The Nilson Report issue 963 (January 2011)—U.S. data only and includes business from third-party issuers.

For more information on the concentration of our operating revenues and other financial information, see *Note 14—Enterprise-wide Disclosures and Concentration of Business* to our consolidated financial statements included in *Item 8* of this report.

Working Capital Requirements

Payments settlement due from and due to issuing and acquiring clients generally represents our most consistent and substantial working capital requirement, arising primarily from the payments settlement of certain credit and debit transactions and the timing of payments settlement between financial institution clients with settlement currencies other than the U.S. dollar. These settlement receivables and payables generally remain outstanding for one to two business days, consistent with industry practice for such transactions. We maintain working capital sufficient to enable uninterrupted daily settlement. During fiscal 2011, we funded average daily net settlement receivable balances of $130 million, with the highest daily balance being $401 million.

Seasonality

We generally do not experience any pronounced seasonality in our business. No individual quarter of fiscal 2011 or fiscal 2010 accounted for more than 30% of our fiscal 2011 or fiscal 2010 operating revenues.

Employees

At September 30, 2011, we employed approximately 7,500 persons worldwide. We consider our relationships with our employees to be good.

Additional Information and SEC Reports

Visa Inc. was incorporated as a Delaware corporation in May 2007. In October 2007, we undertook a reorganization of the global Visa enterprise. Prior to our reorganization, Visa operated as five corporate entities related by ownership and membership, each of which operated as a separate geographic region. As a result of the reorganization, all except Visa Europe became subsidiaries of Visa Inc. Visa Europe entered into a set of contractual arrangements with Visa Inc. in connection with the reorganization. We completed our initial public offering, or IPO, in March 2008.

Our corporate Internet address is http://www.corporate.visa.com. On our investor relations page, accessible through our corporate website and at http://investor.visa.com, we make available, free of charge our annual reports on Forms 10-K, our quarterly reports on Forms 10-Q, our current reports on Forms 8-K and amendments to those reports as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on our website, including the information contained on our investor relations website, is not incorporated by reference into this report or any other report filed with, or furnished to, the SEC.

ITEM 1A. Risk Factors

Regulatory Risks

Increasing regulation of interchange reimbursement fees and other business practices may have a material adverse impact on our financial condition, revenues, results of operations, prospects for future growth and overall business.

Interchange reimbursement fees represent a transfer of value among the financial institutions participating in a payments network such as ours. In connection with transactions initiated with products in our payments system, interchange reimbursement fees are typically paid to issuers: the financial institutions that issue Visa cards to cardholders. The fees are typically paid by acquirers: the financial institutions that offer Visa network connectivity and payments acceptance services to merchants. We refer to a system like ours, in which a payment network intermediates between the issuer and the acquirer, as an open-loop system.

We generally do not receive any portion of interchange reimbursement fees in a transaction. They are, however, a factor on which we compete with other payments providers and are therefore an important determinant of the volume of transactions we process. Consequently, changes to these fees could substantially affect our revenues and the pace or breadth of overall payment electronification.

We have historically set default interchange reimbursement fees in the United States and many other geographies. However, in certain jurisdictions, interchange rates and related practices are subject to continuing or increased government regulation. The Reform Act has already resulted in limitations on our ability to establish default interchange rates in the debit area in the United States. See—*The Reform Act may have a material adverse effect on our financial condition, revenues, results of operations, prospects for future growth and overall business.* In addition, interchange rates have become subject to continued or increased scrutiny elsewhere, and regulatory authorities and central banks in a number of jurisdictions have reviewed or are reviewing these rates. These jurisdictions include Australia, Canada, Brazil and South Africa.

If we cannot set default interchange rates at optimal levels, issuers and acquirers may find our payments system unattractive. This could materially lower overall transaction volume or slow growth of

transactions in the future. It could also materially increase the attractiveness of closed-loop payments systems-those with direct connections to both merchants and consumers-and other forms of payment. In addition, issuers could begin to charge new or higher fees to consumers. This could make our card programs less desirable and reduce our transaction volumes and profitability. Acquirers could elect to charge higher discount rates to merchants, regardless of the level of Visa interchange, leading merchants not to accept cards for payment or to steer Visa cardholders to alternate payment systems. In addition, issuers and acquirers could attempt to decrease the expense of their card programs by seeking incentives from us or a reduction in the fees that we charge. Any of the foregoing could have a substantial, adverse impact on our financial condition, revenues, results of operations, prospects for future growth and overall business.

Regulations that prohibit us from contracting with clients or requiring them to use only our network, or denying them the option of selecting only our network, may decrease the number of transactions we process and materially and adversely affect our financial condition, revenues, results of operations, prospects for future growth and overall business.

In order to ensure our cardholders have a consistent experience, we promote certain practices to ensure that Visa-branded cards are processed over our network. We have agreements with some issuers under which they agree to issue certain payment cards that use only the Visa network or receive incentives if they do so. In addition, certain issuers of some debit products choose to include only the Visa network. We refer to these various practices as network exclusivity. In addition, certain network or issuer rules or practices may be interpreted as limiting the routing options of merchants when multiple debit networks co-reside on Visa debit cards. For example, Visa's rules require that an acquirer must process authorizations for all international transactions through VisaNet and that a member must clear international transactions through VisaNet.

The Reform Act already limits our and issuers' ability to impose rules for, or choose various forms of, network exclusivity and preferred routing in the debit area. See—*The Reform Act may have a material, adverse effect on our financial condition, revenues, results of operations, prospects for future growth and overall business*. These restrictions and future regulations like them in the United States and elsewhere could cause a material decrease in the number of transactions we process. In order to retain that transaction volume, we might have to reduce the fees we charge to issuers or acquirers, or we might have to increase the payments and other incentives we provide to issuers or acquirers or directly to merchants. Any of these eventualities could have a material, adverse affect on our financial condition, revenues, results of operations, prospects for future growth and overall business.

The Reform Act may have a material, adverse effect on our financial condition, revenues, results of operations, prospects for future growth and overall business.

As of October 1, 2011, in accordance with the Reform Act, the Federal Reserve capped the maximum U.S. debit interchange fee assessed for cards issued by large financial institutions at twenty-one cents plus five basis points, before applying an interim fraud adjustment up to an additional one cent. This amounted to a significant reduction from the average system-wide fees charged previously. The Federal Reserve has also promulgated regulations requiring issuers to make at least two unaffiliated networks available for processing debit transactions on each debit card. The rules also prohibit us and issuers from restricting a merchant's ability to direct the routing of electronic debit transactions over any of the networks that an issuer has enabled to process those transactions.

We expect these regulations to adversely affect our U.S. debit business and associated revenues. They will likely create negative pressure on our pricing, reduce the volume and number of U.S. debit payments we process, and diminish associated revenues.

These pressures will likely arise through various channels. A number of our clients may seek fee reductions or increased incentives from us to offset their own lost revenue. Some have announced that they may reduce the number of debit cards they issue and reduce investments they make in marketing and rewards programs. Some may impose new or higher fees on debit cards or demand deposit account relationships. Some may elect to issue fewer cards enabled with Visa-affiliated networks. We expect many merchants to use the routing regulations to redirect transactions or steer cardholders to other networks based on lowest cost or other factors.

Because we may have to re-examine and possibly renegotiate certain of our contracts to ensure that their terms comply with new regulations, these and other clients will have the opportunity to renegotiate terms relating to fees, incentives and routing. In some cases, we may lose placement completely on issuers' debit cards.

The Reform Act created a new independent Consumer Financial Protection Bureau, with responsibility for most federal consumer protection laws in the area of financial services and new authority with respect to consumer protection issues, including those pertaining to us to some extent. The bureau's future actions may make payment card transactions less attractive to card issuers, consumers and merchants by further regulating disclosures, payment card practices, fees, routing and other matters with respect to credit, debit, and prepaid.

Some elements of the Reform Act are vague or lack definition and create the potential for networks to pursue different strategies subject to their interpretation of the regulation. Our interpretation may result in our pursuit of strategies less effective than those of our competitors.

Overall, these regulations and developments arising from the Reform Act could have a material, adverse affect on our financial condition, revenues, results of operations, prospects for future growth and overall business.

New regulations or legal action in one jurisdiction or of one product segment may lead to new regulations in other jurisdictions or of other products.

Regulators around the world increasingly note each other's approaches to the regulation of the payments industry. Consequently, a development in any one country, state or region may influence regulatory approaches in another. The Reform Act is one notable such development. Similarly, new laws and regulations in a country, state or region involving one product segment may cause lawmakers there to extend the regulations to another product. For example, regulations like those affecting debit payments could eventually spread to regulate credit.

As a result, the risks created by any one new law or regulation are magnified by the potential they have to be replicated, affecting our business in another place or involving another product segment. These include matters like interchange reimbursement fees, network exclusivity, operating regulations and preferred routing agreements. Conversely, if widely varying regulations come into existence worldwide, we may have difficulty adjusting our products, services, fees and other important aspects of our business. Either of these eventualities could materially and adversely affect our business, financial condition and results of operations.

Government actions may prevent us from competing effectively against providers of domestic payments services in certain countries, materially and adversely affecting our ability to maintain or increase our revenues.

Governments in some countries provide resources or protection to selected domestic payment card networks, brands and processing providers. These governments may take this action in order to support these providers. They may also take this action to keep us from entering these countries, to

force us to leave, or to restrict substantially our activities there. For example, the government of China, a significant emerging market, has increasingly tightened its rules requiring use of a domestic network. Additionally, governments in some countries may consider, regulatory requirements that mandate processing of domestic payments entirely in that country. This would prevent us from utilizing our global processing capabilities for our clients. Our efforts to effect change in these countries may not succeed. This could adversely affect our ability to maintain or increase our revenues and extend our global brands.

Regulation in the areas of consumer privacy and data use and security could decrease the number of payment cards issued, our payments volume and our revenues.

Recently, privacy, data use and security have received heightened legislative and regulatory focus in the United States (at the federal and state level) and in other countries. For example, in many jurisdictions consumers must be notified in the event of a data breach. These measures may materially increase our costs and our clients' costs. They may also decrease the number of our cards our clients issue. This would materially and adversely affect our profitability. In addition, our failure, or the failure of our clients, to comply with these laws and regulations could result in fines, sanctions, litigation and damage to our global reputation and our brands.

Increased global regulatory focus on the payments industry may result in costly new compliance burdens on our clients and on us, leading to increased costs and decreased payments volume and revenues.

Regulation of the payments industry has increased significantly in recent years. Complying with these and other regulations may increase our costs or reduce our revenue opportunities. Similarly, the impact of such regulations on our clients may reduce the volume of payments we process. Moreover, such regulations could limit the types of products and services that we offer, the countries in which our cards are used and the types of cardholders and merchants who can obtain or accept our cards. Any of these occurrences could materially and adversely affect our business, prospects for future growth, financial condition and results of operations.

Examples include:

- *Data Protection and Information Security.* Aspects of our operations and business are subject to privacy regulation in the United States and elsewhere. Our financial institution clients in the United States are subject to similar requirements under the guidelines issued by the federal banking agencies. In addition, many U.S. states have enacted legislation requiring consumer notification in the event of a security breach.
- *Anti-Money-Laundering, Anti-Terrorism and Sanctions.* The U.S.A. PATRIOT Act and similar laws in other jurisdictions require us to maintain an anti-money laundering program. Sanctions imposed by the U.S. Treasury Office of Foreign Assets Control, or OFAC, restrict us from dealing with certain countries and parties considered to be connected with money laundering, terrorism or narcotics. Non-U.S. Visa International members may not be similarly restricted, so in some cases our payments system may be used for transactions in or involving countries or parties subject to OFAC-administered sanctions, potentially subjecting us to penalties, reputational damage or loss of business.
- *Regulation of the Price of Credit.* Many jurisdictions in which our cards are used have new or proposed regulations that could increase the costs of card issuance or decrease the flexibility of card issuers to charge interest rates and fees on credit card accounts. These include the Credit CARD Act and proposed regulations under it. They also include proposed changes to the Federal Truth in Lending Act, which, if implemented along with regulations required to be

promulgated under the Credit CARD Act, could result in a decrease in our payments volume and revenues.

- *Increased Central Bank Oversight.* Several central banks around the world have increased, or are seeking to increase, their formal oversight of the retail electronic payments industry, in some cases designating them as "systemically important payment systems." Such oversight may lead to additional regulations. These could include new settlement procedures or other operational rules to address credit and operational risks. They could also include new criteria for member participation and merchant access to our payments system.
- *Safety and Soundness Regulation.* Recent federal banking regulations may make some financial institutions less attracted to becoming an issuer of our cards, because they may be subject to more conservative accounting procedures, increased risk management or higher capital requirements.
- *Regulation of Internet Transactions.* Proposed legislation in various jurisdictions may make it less desirable or more costly to complete Internet transactions using our cards by affecting the legality of those transactions, the law that governs them, their taxation and the allocation of intellectual property rights.

Litigation Risks

Our retrospective responsibility plan may not adequately insulate us from the impact of settlements or final judgments.

Our retrospective responsibility plan addresses monetary liabilities from settlements of, or final judgments in, the covered litigation, which is described in *Note 21—Legal Matters* to our consolidated financial statements included in *Item 8* of this report. The retrospective responsibility plan consists of several related mechanisms to fund settlements or judgments in the covered litigation. These include an escrow account funded with a portion of the net proceeds of our initial public offering and potential subsequent offerings of our shares of class A common stock (or deposits of cash to the escrow account in lieu of such offerings), a loss-sharing agreement and a judgment-sharing agreement. In addition, our U.S. members are obligated to indemnify us pursuant to Visa U.S.A.'s certificate of incorporation and bylaws and in accordance with their membership agreements. These mechanisms are unique, complicated, and tiered, and if we cannot use one or more of them, this could have a material adverse effect on our financial condition and cash flows, or, in certain circumstances, even cause us to become insolvent.

The principal remaining covered litigation involves interchange reimbursement fees. Since 2005, approximately 55 class actions and individual complaints have been filed on behalf of merchants against us, MasterCard and/or other defendants, including certain financial institutions that issue Visa-branded payment cards and acquire Visa-branded payment transactions in the U.S. We refer to this as the interchange litigation. Among other antitrust allegations, the plaintiffs allege that Visa's setting of default interchange rates violated federal and state antitrust laws. The lawsuits have been transferred to a multidistrict litigation in the U.S. District Court for the Eastern District of New York.

The plaintiffs in the interchange litigation seek damages for alleged overcharges in merchant discount fees as well as injunctive and other relief. The consolidated class action complaint alleges that the plaintiffs estimate that damages will range in the tens of billions of dollars. Because these lawsuits were brought under the U.S. federal antitrust laws, any actual damages will be trebled. The allocation of any monetary judgment or a settlement among the defendants is governed by an omnibus agreement dated February 7, 2011. See *Note 21—Legal Matters* to our consolidated financial statements included in *Item 8* in this report.

The Visa portion of a settlement or judgment covered by the omnibus agreement would be allocated in accordance with specified provisions of our retrospective responsibility plan. Failure of our retrospective responsibility plan to insulate us adequately from the impact of such settlements or judgments could result in a material adverse effect on our financial condition and cash flows and could even cause us to become insolvent. Even if our retrospective responsibility plan covered our monetary liabilities, settlements or judgments in the interchange litigation could have a material adverse effect on our results of operations. In addition, settlements or judgments in the interchange litigation could include restrictions on our ability to conduct business, which could increase our cost of doing business and limit our prospects for future growth.

The retrospective responsibility plan addresses only the covered litigation. The plan does not cover other pending litigation or any litigation that we may face in the future, except for cases that include claims for damages relating to the period prior to our initial public offering that are transferred for pre-trial proceedings or otherwise included in the interchange litigation. In addition, our retrospective responsibility plan covers only the potential monetary liability from settlements of, or judgments in, the covered litigation. Non-monetary settlement terms and judgments in the covered litigation may require us to modify the way we do business in the future. This could adversely affect our revenues, increase our expenses and/or limit our prospects for growth. Therefore, even if our retrospective responsibility plan provides us with adequate funding to satisfy our monetary obligations with respect to settlements of, and judgments in, the covered litigation, it may not insulate us from all potential adverse consequences of them.

If we are found liable in certain other pending or future lawsuits, we may have to pay substantial damages or change our business practices or pricing structure, which may have a material, adverse effect on our financial condition and results of operations.

Like many other large companies, we are a defendant in a number of civil actions and investigations alleging violations of competition/antitrust law, consumer protection law, or intellectual property law, among others. Examples of such claims are described more fully in *Note 21—Legal Matters* to our consolidated financial statements included in *Item 8* in this report. Some lawsuits involve complex claims that are subject to substantial uncertainties and unspecified damages; therefore, we cannot ascertain the probability of loss or estimate the damages. Accordingly, we have not established allowances for such legal proceedings.

Private plaintiffs often seek class action certification in cases against us. This is particularly so in cases involving merchants and consumers, due to the size and scope of our business. If we are found liable in a large class action lawsuit, such as the United States or Canadian merchant class action lawsuits, monetary damages could be significant. See *Note 21—Legal Matters* to our consolidated financial statements included in *Item 8* in this report.

If we are unsuccessful in our defense against any material current or future legal proceedings, we may have to pay substantial damages. We may also have to change our business practices, including by limiting interchange reimbursement fees and by revising our rules about fees charged to consumers who choose to pay with Visa. This could limit our payments volume and result in a material and adverse effect on our revenues, results of operations, cash flow, financial conditions, prospects for future growth and overall business and could even cause us to become insolvent.

Limitations on our business that resulted from litigation may materially and adversely affect our revenues and profitability.

Certain limitations have been placed on our business in recent years because of litigation. For example, in October 2010, we reached a settlement with the U.S. Department of Justice, or the DOJ,

and a number of state attorneys general relating to their investigation of certain Visa merchant acceptance practices. In accordance with the resulting consent decree, Visa will allow U.S. merchants to offer discounts or other incentives to steer cardholders to a particular form of payment including to a specific network brand or to any card product, such as a "non-reward" Visa credit card. See *Note 21—Legal Matters* to our consolidated financial statements included in *Item 8* of this report. The settlement does not address surcharging or the setting of default interchange, and does not preclude the DOJ from pursuing a future investigation of these or other topics.

This settlement and other limitations on our business that were the result of settlements of, or judgments in, litigation could limit the fees we charge and reduce our payments volume, which could materially and adversely affect our revenues, operating results, prospects for future growth and overall business.

Tax examinations or disputes, or changes in the tax laws applicable to us, could materially increase our tax payments.

We exercise significant judgment in calculating our worldwide provision for income taxes and other tax liabilities. Although we believe our tax estimates are reasonable, many factors may decrease their accuracy. We are currently under examination by the U.S. Internal Revenue Service and other tax authorities, and we may be subject to additional examinations in the future. The tax authorities may disagree with our tax treatment of certain material items and thereby increase our tax liability. Failure to sustain our position in these matters could result in a material and adverse effect on our cash flow and financial position. In addition, changes in existing laws, such as recent proposals for fundamental U.S. and international tax reform, may also increase our effective tax rate. A substantial increase in our tax burden could have a material, adverse effect on our financial results. See also *Note 20—Income Taxes* to our consolidated financial statements included in Item 8 in this report.

Our agreement with Visa Europe includes indemnity obligations that could expose us to significant liabilities.

Under our framework agreement with Visa Europe, we indemnify it for losses resulting from all claims outside its region arising from our or their activities and relating to our or their payments business. This obligation applies even if neither we, nor any of our related parties or agents, participated in the actions giving rise to such claims. Such an obligation could expose us to significant liabilities for activities over which we have little or no control. Our retrospective responsibility plan would not cover these liabilities.

Business Risks

The intense pressure we face on client pricing may materially and adversely affect our revenues and profits.

We offer incentives to clients in order to increase payments volume, enter new market segments and expand our card base. These include up-front cash payments, fee discounts, credits, performance-based incentives, marketing support payments and other support. Over the past several years, we have increased the use of incentives such as up-front cash payments and fee discounts in many countries, including the United States.

In order to stay competitive, we may have to continue to increase our use of incentives. The economic pressures on our clients arising from the Reform Act have increased this pressure. See—*The U.S. Wall Street Reform and Consumer Protection Act may have a material adverse impact on our*

revenues, our prospects for future growth and our overall business. This pressure may make the provision of certain products and services less profitable, or unprofitable, and materially and adversely affect our operating revenues and profitability.

Pressure on client pricing also poses indirect risks, presenting the potential for the same adverse effects. If we continue to increase incentives to our clients, we will need to find ways to offset the financial impact by increasing payments volume, the amount of fee-based services we provide or both. We may not succeed in doing so, particularly in the current regulatory environment. In addition, we benefit from long-term contracts with certain clients, including those that are large contributors to our revenue. Continued pressure on our fees could prevent us from entering into such agreements in the future on favorable terms. We may also have to modify existing agreements in order to maintain relationships or comply with regulations. Finally, increased pricing pressure enhances the importance of cost containment and productivity initiatives in areas other than those surrounding client incentives, and we may not succeed in these efforts.

Our business, financial condition and results of operations may suffer because of intense competition in our industry.

The global payments industry is intensely competitive. Our payment programs compete against all forms of payment. These include cash, checks and electronic transactions, such as wire transfers and automatic clearinghouse payments. In addition, our payment programs compete against the card-based payments systems of our competitors and private-label cards issued by merchants. The Reform Act has increased this competitive pressure.

Some of our competitors may develop substantially greater financial and other resources than we have. They may offer a wider range of programs and services than we do. They may use advertising and marketing strategies that are more effective than ours, achieving broader brand recognition and merchant acceptance than we do. They may develop better security solutions or more favorable pricing arrangements than we have. They may also introduce more innovative programs and services than we provide.

Certain of our competitors operate with different business models, have different cost structures or participate selectively in different market segments. These include domestic networks in the United States, China, Canada, Australia, and other countries and regions. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. In many cases, these competitors have the support of government mandates that prohibit, limit or otherwise hinder our ability to compete for or otherwise secure transactions within those countries and regions.

Traditional or non-traditional competitors may put us at a competitive disadvantage by leveraging services or products in areas in which we do not directly compete to win business in areas where we do compete. Our clients can reassess their commitments to us at any time or develop their own competitive services. The risk to maintaining or securing our clients' long-term commitments to our products has increased with the Reform Act's restrictions on network exclusivity in the debit sector. Most of our larger client relationships are not exclusive. These include those with our largest clients: JPMorgan Chase and Bank of America. In certain circumstances, our clients may terminate these relationships, sometimes on relatively short notice, and in many cases subject to significant early termination fees. Because a significant portion of our operating revenues is concentrated among our largest clients, our operating revenues would decline significantly if we lost one or more of them. This could have a material adverse impact on our business, financial condition and results of operations. See *Note 14—Enterprise-wide Disclosures and Concentration of Business* to our consolidated financial statements included in *Item 8* in this report.

We expect there to be changes in the competitive landscape in the future. For example:

- Competitors, clients and others may develop products that compete with or replace the value-added services we provide to support our transaction processing;
- Parties that process our transactions in certain countries may try to eliminate our position in the payments value chain;
- Participants in the payments industry may merge, form joint ventures or enter into other business combinations that strengthen their existing business propositions or create new, competing payment services; or
- Competition may increase from alternative types of payment services, such as mobile payments services, online payment services and services that permit direct debit of consumer checking accounts or ACH payments.

Our failure to compete effectively in light of any such developments could materially and adversely affect our business, financial condition, revenues, results of operations, prospects for future growth and overall business.

Disintermediation from the payments value chain would harm our business.

Our position in the payments value chain underpins our business. Certain of our competitors, including American Express, Discover, private-label card networks and certain alternative payments systems, operate closed-loop payments systems, with direct connections to both merchants and consumers and no intermediaries. These competitors seek to derive competitive advantages from this business model. The Reform Act has provided them with increased opportunity to do so. In addition, although they pursue the same or similar lines of business using the same or similar business and commercial models, they have not attracted the same level of legal or regulatory scrutiny of their pricing and business practices as operators of multi-party payments systems such as ours.

We also run the risk of disintermediation by virtue of increasing bilateral agreements between entities that would rather not use a payment network for processing payments. For example, merchants could process transactions directly with issuers, or processors could process transactions directly between issuers and acquirers.

Additional consolidation in the banking industry could result in our losing business and create pressure on the fees we charge our clients, materially and adversely affecting our revenues and profitability.

The banking industry has recently undergone substantial, accelerated consolidation, which could continue. Significant ongoing consolidation in the banking industry may result in the acquisition of one or more of our largest clients by an institution with a strong relationship with one of our competitors. This could result in the acquired bank's Visa business shifting to that competitor, resulting in a substantial loss of business to us. In addition, one or more of our clients could merge with or acquire one of our competitors, shifting its payments volume to that competitor. Any such transaction could have a material adverse effect on our business and prospects.

Continued consolidation in the banking industry would also reduce the overall number of our clients and potential clients and could increase the negotiating power of our remaining clients and potential clients. This consolidation could lead financial institutions to seek greater pricing discounts or other incentives with us. In addition, consolidation could prompt our existing clients to seek to renegotiate their pricing agreements with us to obtain more favorable terms. We may also be adversely affected by price compression should one of our clients absorb another financial institution and qualify

for higher volume-based discounts on the combined volumes of the merged businesses. Pressure on the fees we charge our clients caused by such consolidation could materially and adversely affect our revenues, results of operations, prospects for future growth and overall business. In addition, the current economic environment could lead some clients to curtail or postpone near-term investments in growing their card portfolios, limit credit lines or take other actions that affect adversely the growth of our volume and revenue streams from these clients.

Merchants' continued focus on the costs associated with payment card acceptance may result in more litigation, regulation, regulatory enforcement and incentive arrangements.

We rely in part on merchants and their relationships with our clients to maintain and expand the acceptance of our payment cards. Consolidation in the retail industry is producing a group of larger merchants that is having a significant impact on all participants in the global payments industry. Some merchants are seeking to reduce their costs associated with payment card acceptance by lobbying for new legislation and regulatory enforcement and by bringing litigation. If they continue, these efforts could materially and adversely affect our revenues, results of operations, prospects for future growth and overall business.

We, as well as our clients, negotiate pricing discounts and other incentive arrangements with certain large merchants to increase acceptance and usage of our payment cards. If merchants continue to consolidate, we and our clients may have to increase the incentives provided to certain larger merchants. This could materially and adversely affect our revenues, results of operations, prospects for future growth and overall business. Competitive and regulatory pressures on pricing could make it difficult to offset the cost of these incentives.

Certain financial institutions have exclusive, or nearly exclusive, relationships with our competitors to issue payment cards, and these relationships may adversely affect our ability to maintain or increase our revenues.

Certain financial institutions have longstanding exclusive, or nearly exclusive, relationships with our competitors to issue payment cards. These relationships may make it difficult or cost-prohibitive for us to conduct material amounts of business with them in order to increase our revenues. In addition, these financial institutions may be more successful and may grow more quickly than our clients, which could put us at a competitive disadvantage.

Failure to maintain relationships with our clients, merchant acquirers, merchants and third-party vendors, and the failure of clients to provide services on our behalf, could materially and adversely affect our business.

We depend and will continue to depend significantly on relationships with our clients and on their relationships with cardholders and merchants to support our programs and services. We do not have direct relationships with cardholders. We do not issue cards, extend credit to cardholders or determine the interest rates, if any, or other fees charged to cardholders using cards that carry our brands. Each issuer determines these and most other competitive card features. As a result, the success of our business has depended significantly on, and will continue to depend on, the continued success and competitiveness of our clients and the strength of our relationships with them.

Historically, we have not solicited merchants to accept our cards. In the wake of the Reform Act's changes to rules on network exclusivity, we expect to engage in significantly more discussions with merchants and merchant acquirers. We already engage in many co-branding efforts, in which we contract with the merchant, who directly receives incentive funding. We also engage in some amount of merchant acceptance activity. As these and other relationships take on a greater importance for both

merchants and us, our success will increasingly depend on our ability to sustain and grow these relationships.

In many countries outside the United States, our clients or other processors authorize, clear and settle most domestic transactions using our payment cards without involving our processing systems. This pattern is increasing with a rise in new systems endorsed by governments. Our inability to control the end-to-end processing for cards carrying our brands in these countries may put us at a competitive disadvantage by limiting our ability to ensure the quality of the services supporting our brands.

In addition, we depend on third parties to provide various services on our behalf, and to the extent that third-party vendors fail to deliver services, our business and reputation could be impaired.

The perception of our company in the marketplace may affect our brands and reputation, which are key assets of our business.

Our brands and their attributes are key assets of our business. The ability to attract and retain consumer cardholders and corporate clients to Visa-branded products depends highly upon the external perceptions of our company and our industry. Our business may be affected by actions taken by our clients that change the perception of our brands. From time to time, our clients may take actions that we do not believe to be in the best interests of our brands, such as creditor practices that may be subject to challenge, which may materially and adversely affect our business. Further, Visa Europe has very broad latitude to operate the Visa business in and use our brands and technology within Visa Europe's region, in which we have only limited control over the operation of the Visa business. Visa Europe is not required to spend any minimum amount of money promoting or building the Visa brands in its region, and the strength of the Visa global brands depends in part on the efforts of Visa Europe to maintain product and service recognition and quality in Europe. Finally, adverse developments with respect to our industry may also, by association, impair our reputation or result in greater regulatory or legislative scrutiny.

Unprecedented economic events in financial markets around the world have and are likely to continue to affect our clients, merchants and cardholders, resulting in a material and adverse impact on our prospects, growth, profitability, revenue and overall business.

Unprecedented economic events that began in 2008 continue to affect the financial markets around the world. These include decreased consumer spending, increased unemployment, deflation, increased savings, decreased consumer debt, excess housing inventory, lowered government spending, decreased export activity, continued challenges in the credit environment, continued equity market volatility, additional government intervention, bank instability, downgrades of sovereign, bank and commercial debt, political issues affecting the handling of national debt, and the uncertainty arising from new government policies. This economic turmoil has affected the economies of the United States and other mature economies in particular.

The fragility of the current situation would be exacerbated if additional negative economic developments were to arise. These could include, among other things, policy missteps, exhaustion of U.S. and other national economic stimulus packages, defaults on government debt in the United States, Europe or elsewhere, significant increases in oil prices, tax increases, economic turmoil in China, the euro zone or Japan, or a significant decline in the commercial real estate market. Most recently, the economic situation in Europe has been particularly unstable, arising from the real prospect of a default by Greece, and potentially other nations, on their debt obligations, If such a default occurs, or if the measures taken to avert such a default create their own instability, the impact is likely to be global and highly significant.

Some existing clients have been placed in receivership or under government administration. Many financial institutions are facing increased regulatory and governmental influence, including potential changes in laws and regulations. Many of our clients, merchants that accept our brands and cardholders who use our brands have been directly and adversely affected.

Our financial results may be negatively affected by actions taken by individual financial institutions or by governmental or regulatory bodies in response to the economic crisis. The severity of the economic environment may accelerate the timing of or increase the impact of risks to our financial performance that have historically been present. As a result, our revenue growth has been and may continue to be negatively affected, or we may be affected, in several ways, including but not limited to the following:

- Depressed consumer and business confidence may decrease cardholder spending.
- Uncertainty and volatility in the performance of our clients' businesses may reduce the accuracy of our estimates of our revenues, rebates, incentives and realization of prepaid assets.
- Our clients may implement cost-reduction initiatives that reduce or eliminate payment card marketing or increase requests for greater incentives or additional expense reductions, which may reduce our revenues.
- Our clients may decrease spending for optional or enhanced services, affecting our revenue and reducing cardholders' desire to use these products.
- Our clients may increase cardholder fees as a cost-recovery initiative, or as a result of regulatory action, which could decrease our value proposition to consumers, thereby reducing consumers' desire to use our products.
- Government intervention or investments in our clients may negatively affect our business with those institutions or otherwise alter their strategic direction away from our products.
- Tightening of credit availability could affect the ability of participating financial institutions to lend to us under the terms of our credit facility.
- The trading markets for U.S. government securities may be adversely affected by changes in investor sentiment. This could arise from a number of market forces, including, among others, the U.S. government's inability to meet its obligations or a possible further downgrade in its debt rating. This in turn could adversely affect the liquidity of our investments, a substantial portion of which are U.S. treasury and government securities.
- Our clients may default on their settlement obligations, including for reasons unrelated to payment card activity, such as mortgage matters.
- Adverse fluctuations in foreign currency exchange rates could negatively affect the dollar value of our revenues and payments in foreign currencies.

Finally, the stock markets have recently demonstrated extreme volatility. Additional declines in stock prices or significant instability could cause consumer spending to decline materially.

Any of these developments could have a material adverse impact on our prospects, growth, revenue, profitability and overall business.

A decline in non-U.S. and cross-border activity and in multi-currency transactions could adversely affect our revenues and profitability, as we generate a significant portion of our revenue from such transactions.

We generate a significant amount of our revenues from cross-border transactions. Our clients pay us fees in connection with cross-border transactions. Some of those fees may differ if conversion from the merchant's currency to the cardholder's billing currency is required. Thus, revenue from processing cross-border transactions for our clients fluctuates with cross-border travel and the need for transactions to be converted into a different currency. Cross-border travel may be adversely affected by world geopolitical, economic and other conditions. These include the threat of terrorism, natural disasters, the effects of climate change and outbreaks of diseases. A decline in cross-border travel could adversely affect our revenues and profitability. A decline in the need for conversion of currencies might also adversely affect our revenues and profitability.

Moreover, if our clients decide to increase cardholder fees associated with cross-border transactions, there could be a decline in cardholder spending, since our value proposition to the consumer could be reduced.

In addition, Visa derives revenue from foreign currency exchange activities that result from our clients' settlement in different currencies. A reduction in, or other changes to, multi-currency transactions could decrease the need for or otherwise affect foreign currency exchange activities and adversely affect our revenues. Limitations or changes in our ability to set foreign currency exchange rates for multi-currency transactions as result of regulation, litigation, competitive pressures or other reasons may also adversely affect our revenues.

Transactions outside the United States represent an increasingly important part of our strategy. If we do not maintain consistency in the types of products we provide, the quality of our service and the viability of our brand, we will be unable to continue to grow in those areas.

Finally, because we are domiciled in the United States, a negative perception of the United States arising from its political or other positions could harm the perception of our company and our brand. Any of these factors could materially and adversely affect our revenues, operating results, prospects for future growth and overall business.

We risk loss or insolvency if our clients fail to fund settlement obligations we have guaranteed.

We indemnify issuers and acquirers for any settlement loss they suffer due to the failure of another issuer or acquirer to fund its daily settlement obligations. In certain instances, we may indemnify issuers or acquirers even in situations in which a transaction is not processed by our system. This indemnification creates settlement risk for us due to the difference in timing between the date of a payment transaction and the date of subsequent settlement. The term and amount of our indemnification obligations are unlimited.

Concurrent settlement failures involving more than one of our largest clients or several of our smaller clients may exceed our available financial resources, as could systemic operational failures lasting more than a single day. Any such failure could materially and adversely affect our business, financial condition and results of operations. In addition, even if we have sufficient liquidity to cover a settlement failure, we may be unable to recover the amount of such payment. This could expose us to significant losses, materially and adversely affecting our financial condition, results of operations and cash flow.

Some of our clients are composed of groups of financial institutions. Some of these clients have elected to limit their responsibility for settlement losses arising from the failure of their constituent financial institutions in exchange for managing their constituent financial institutions in accordance with

our credit risk policy. To the extent that any settlement failure resulting from a constituent financial institution exceeds the limits established by our credit risk policy, we would have to absorb the cost of such settlement failure, which could materially and adversely affect our cash flow and, potentially, our results of operations.

If our transaction processing systems are disrupted or we cannot process transactions efficiently, the perception of our brands and our revenues or operating results could be materially and adversely affected.

Our transaction processing systems may experience service interruptions or degradation because of processing or other technology malfunction, fire, natural disasters, power loss, disruptions in long distance or local telecommunications access, fraud, terrorism, climate change or accident. Our visibility in the global payments industry may attract terrorists and hackers to conduct physical or computer-based attacks, leading to an interruption in service, increased costs or the compromise of data security. If such attacks are not detected immediately, their effect could be compounded. Although we maintain a business continuity program and an information security program to address these risks, we cannot be sure that they will be effective.

Additionally, we rely on service providers for the timely transmission of information across our global data network. If a service provider fails to provide the communications capacity or services we require because of a natural disaster, operational disruption, terrorism or any other reason, the failure could interrupt our services. Because of the centrality of our processing systems to our business, any interruption or degradation could adversely affect the perception of our brands' reliability and materially reduce our revenues or profitability.

If we cannot keep pace with rapid technological developments to provide new and innovative payment programs and services, the use of our cards could decline, reducing our revenues and net income.

Rapid, significant technological changes are confronting the payments industry. These include developments in smart cards, eCommerce, mCommerce and radio frequency and proximity payment devices, such as contactless cards. We cannot predict the effect of technological changes on our business. We rely in part on third parties, including some of our competitors and potential competitors, for the development of and access to new technologies. We expect that new services and technologies applicable to the payments industry will continue to emerge. These new services and technologies may be superior to, or render obsolete, the technologies we currently use in our card products and services. In addition, our ability to adopt new services and technologies that we develop may be inhibited by industry-wide standards, by resistance to change from clients or merchants or by third parties' intellectual property rights. Our success will depend in part on our ability to develop new technologies and adapt to technological changes and evolving industry standards.

Account data breaches involving card data stored, processed or transmitted could adversely affect our reputation and revenues.

Our clients, merchants, others and we store, process and transmit cardholder account information in connection with our payment cards. In addition, our clients may use third-party processors to process transactions generated by cards carrying our brands. Breach of the systems storing, processing or transmitting sensitive cardholder data and account information could lead to fraudulent activity involving Visa-branded cards, to reputational damage and to claims against us. If we are sued in connection with any material data security breach, we could be involved in protracted litigation. If unsuccessful in defending such lawsuits, we may have to pay damages or change our business practices or pricing structure, any of which could have a material adverse effect on our revenues and

profitability. In addition, any reputational damage resulting from an account data breach could decrease the use and acceptance of our cards, which could have a material adverse effect on our payments volume, revenues and future growth prospects. Finally, any data security breach could result in additional regulation, which could materially increase our costs.

An increase in fraudulent and other illegal activity involving our cards could lead to reputational damage to our brands and reduce the use and acceptance of our cards.

Criminals are using increasingly sophisticated methods to capture cardholder account information. They use the information to conduct fraudulent transactions. Outsourcing and specialization of functions within the payments system are increasing. As a result, more third parties are involved in processing transactions using our cards. A rise in fraud levels involving our cards, or in misconduct by third parties processing transactions using our cards, could lead to reputational damage to our brands. This could reduce the use and acceptance of our cards or lead to greater regulation, which could increase our compliance costs.

Failure to maintain interoperability between Visa Inc.'s and Visa Europe's authorization and clearing and settlement systems could damage the business and global perception of the Visa brands.

Before our reorganization in October 2007, Visa Europe and we shared authorization, clearing, and settlement systems. Visa Europe completed and substantially deployed its own systems in the 2010 fiscal year. As a result, Visa Europe and we will have to ensure that the two systems can process every transaction involving both of our territories, regardless of where it originates. Visa Europe's newly independent system operations could present challenges to our business due to the heightened difficulty of maintaining the interoperability of our respective systems as they diverge over time. Failure to authorize or clear and settle inter-territory transactions quickly and accurately could impair the global perception of the Visa brands.

Risks Related to our Structure and Organization

We have little ability to control Visa Europe's operations and limited recourse if it breaches its obligations to us.

Visa Europe has very broad rights to operate the Visa business in its region under the agreement that governs our relationship. If we want to change a global rule or require Visa Europe to implement certain changes that would not have a positive return for Visa Europe and its members, then Visa Europe is not required to implement that rule or change unless we agree to pay for the implementation costs and expenses that Visa Europe and its members will incur as a consequence of the implementation.

If Visa Europe fails to meet its obligations, our remedies under this agreement are limited. We cannot terminate the agreement even upon Visa Europe's material, uncured breach. Although we have a call right to acquire Visa Europe, we can exercise that right under only extremely limited circumstances.

These and other features of the licenses granted under the agreement may also raise issues concerning the characterization of the licenses for purposes of tax treatment of entry into the licenses and payments received thereunder.

In some instances, as in the case of CyberSource and PlaySpan, Visa Europe may have the right to control the activities of newly acquired entities within Visa Europe's territory. In any event, Visa

Europe's exclusive license rights in Europe may hinder our ability to acquire new entities or to operate them effectively.

Any inconsistency in the payment processing services and products that we can provide could negatively affect cardholders from Visa Europe using cards in the countries we serve or our cardholders using cards in Visa Europe's region.

If Visa Europe makes us acquire all of its outstanding stock, we will incur substantial costs and may suffer a material and adverse effect on our operations and net income.

We have granted Visa Europe a put option requiring us to purchase all outstanding capital stock from its members if exercised. We will incur a financial obligation of several billion dollars or more if Visa Europe exercises this option. Visa Europe may do so at any time. We may need to obtain third-party financing in order to meet our obligation, by either borrowing funds or selling stock. An equity offering, or the payment of part of the exercise price in our stock, would dilute the ownership interests of our stockholders. We would have only 285 days to pay the exercise price. Sufficient financing might not be available to us within that time on reasonable terms. See *Note 2—Visa Europe* to our consolidated financial statements included in *Item 8* of this report.

If Visa Europe exercises the put option, we may encounter difficulties in integrating Visa Europe's business and systems into our existing operations. If we cannot do so quickly and cost-effectively, the integration could divert the time and attention of senior management, disrupt our current operations and adversely affect our results of operations. In addition, we would become subject to the many regulations of the European Union that govern the operations of Visa Europe, including any regulatory disputes.

We are required to record quarterly any change in the fair value of the put option. We record these adjustments through our consolidated statements of operations. Consequently, the adjustments affect our reported net income and earnings per share. These quarterly adjustments and their resulting impact on our reported statements of operations could be significant. The existence of these changes could adversely affect our ability to raise capital or the costs involved in raising it.

If we cannot remain organizationally effective, we will be unable to address the opportunities and challenges presented by our strategy and by the increasingly challenging competitive, economic and regulatory environment.

Since our reorganization in October 2007, we have increasingly centralized our management and operations. For us to succeed, we must effectively integrate our operations, actively work to ensure consistency throughout our organization, and incorporate a global perspective into our decisions and processes. If we fail to do so, we may be unable to expand as rapidly as we plan, and the results of our expansion may be unsatisfactory.

In addition, the current competitive, economic and regulatory environment will require our organization to adapt rapidly and nimbly to new opportunities and challenges. We may not be able to do so if we do not make important decisions quickly enough, define our appetite for risk specifically enough, execute our strategy seamlessly enough, implement new governance, managerial and organizational processes efficiently enough and communicate roles and responsibilities clearly enough.

We may be unable to attract and retain key management and other key employees.

Our employees, particularly our key management, are vital to our success and difficult to replace. We may be unable to retain them or to attract other highly qualified employees, particularly if we do not offer employment terms competitive with the rest of the market. Failure to attract and retain highly qualified employees, or failure to develop and implement a viable succession plan, could result in

inadequate depth of institutional knowledge or skill sets, adversely affecting our business. Our chief executive officer's contract terminates in March 2013, and we cannot assure that there will be an effective transition to a new CEO when necessary.

Acquisitions, strategic investments and entry into new businesses could disrupt our business and harm our financial condition and results of operations.

Although we may continue to make strategic acquisitions or investments in complementary businesses, products or technologies, we may be unable to successfully finance, partner with or integrate them. The integration of CyberSource, PlaySpan and Fundamo, all acquired recently, will take time and resources that would otherwise have been available for other acquisitions. We will be subject to the terms of the exclusive license granted to Visa Europe in most acquisitions and major investments that involve countries in the Visa Europe territory. Regulatory constraints, particularly competition regulations, may affect the extent to which we can maximize the value of acquisitions or investments.

Furthermore, the integration of any acquisition or investment may divert management's time and resources from our core business and disrupt our operations. We may spend time and money on projects that do not increase our revenues. Moreover, our cash reserves contract to the extent we pay the purchase price of any acquisition or investment in cash. Although we periodically evaluate potential acquisitions of and investments in businesses, products and technologies, and anticipate continuing to make these evaluations, we cannot guarantee that we will be able to execute and integrate any such acquisitions and investments.

With the evolution of technology and the opening of new market segments, we may choose to participate in areas in which we have not engaged in the past, either through acquisition or through organic development. Relative inexperience in such businesses requires additional resources and presents an additional degree of risk, which could materially and adversely affect our operations and results.

Future sales of our class A common stock, or the expiration or waiver of transfer restrictions on our class B stock, could result in dilution to holders of shares of our existing class A common stock, adversely affecting their rights and depressing the market price of our class A common stock.

The market price and voting power of our class A common stock could decline because of increases in the number of such shares outstanding. The market price of our class A common stock may also suffer from the perception that such an increase could occur, such as upon the issuance or conversion of securities convertible to shares of our class A common stock. Specifically, upon the final resolution of our covered litigation, all class B stock will become transferable at once.

If funds are released from escrow after the resolution of the litigation covered by our retrospective responsibility plan, the value of our class A common stock will be diluted.

Under our retrospective responsibility plan, funds still in the escrow account after the resolution of all covered litigation will be released back to us. At that time, each share of class B common stock will become convertible into an increased number of shares of class A common stock, benefitting the holders of class B common stock. This in turn will result in dilution of the interest in Visa Inc. held by the holders of class A common stock. In this case, the amount of funds released and the market price of our class A common stock will determine the extent of the dilution.

Holders of our shares of our class B and C common stock have voting rights concerning certain significant corporate transactions, and their interests in our business may be different from those of holders of our class A common stock.

Although their voting rights are limited, holders of shares of our class B and C common stock can vote on certain significant transactions. These include a proposed consolidation or merger, a decision to exit our core payments business and any other vote required by Delaware law. The holders of these shares may not have the same incentive to approve a corporate action that may be favorable to the holders of class A common stock, and their interests may otherwise conflict with those of the holders of class A common stock.

Anti-takeover provisions in our governing documents and Delaware law could delay or prevent entirely a takeover attempt or a change in control.

Provisions contained in our amended and restated certificate of incorporation, our bylaws and Delaware law could delay or prevent a merger or acquisition that our stockholders consider favorable. For instance, except for limited exceptions, no person may beneficially own more than 15% of our class A common stock (or 15% of our total outstanding common stock on an as-converted basis), unless our board of directors approves the acquisition of such shares in advance. In addition, except for common stock issued to a member in connection with our reorganization or shares issuable on conversion of such common stock, shares held by a competitor or an affiliate of a competitor may not exceed 5% of our total outstanding shares on an as-converted basis.

Our ability to pay regular dividends to holders of our common stock in the future is subject to the discretion of our board of directors and will be limited by our ability to generate sufficient earnings and cash flows.

Since August 2008, we have paid cash dividends quarterly on our class A, B and C common stock. Any future payment of dividends will depend upon our ability to generate earnings and cash flows. However, sufficient cash may not be available to pay such dividends. Payment of future dividends, if any, would be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, capital requirements, covenants in our debt instruments and other factors that our board of directors deems relevant. If, because of these factors, we cannot generate sufficient earnings and cash flows from our business, we may be unable to make payments of dividends of our common stock. Furthermore, no dividend may be declared or paid on any class or series of common stock unless an equivalent dividend is contemporaneously declared and paid on each other class of common stock.

ITEM 1B. Unresolved Staff Comments

Not Applicable.

ITEM 2. Properties

At September 30, 2011, we owned and leased approximately 2.8 million square feet of office and processing center space in 34 countries around the world, of which approximately 1.9 million square feet are owned and the remaining 0.9 million square feet are leased. Our corporate headquarters is located in the San Francisco Bay Area and consists of four buildings that we own, totaling 0.9 million square feet. We also own an office building in Miami, totaling approximately 0.2 million square feet.

In addition, we own and operate two primary processing centers and an adjacent office facility located in Colorado and Virginia, totaling approximately 0.8 million square feet.

We believe that these facilities are suitable and adequate to support our business needs.

ITEM 3. Legal Proceedings

Refer to *Note 21—Legal Matters* to our consolidated financial statements included in *Item 8* in this report.

ITEM 4. (Removed and Reserved).

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock

Our class A common stock has been listed on the New York Stock Exchange under the symbol "V" since March 19, 2008. At September 30, 2011, the Company had 378 stockholders of record of its class A common stock. The following table sets forth the intra-day high and low sale prices for our class A common stock in each of our last eight fiscal quarters:

2011	High	Low
First Quarter	$81.75	$66.50
Second Quarter	77.08	67.51
Third Quarter	87.36	73.11
Fourth Quarter	94.75	76.11

2010	High	Low
First Quarter	$89.69	$66.54
Second Quarter	93.63	80.54
Third Quarter	97.19	68.29
Fourth Quarter	77.80	64.90

There is currently no established public trading market for our class B or class C common stock. There were 1,717 and 1,306 holders of record of our class B common stock and class C common stock, respectively, as of September 30, 2011.

Dividend Declaration and Policy

During the fiscal years ended September 30, 2011 and 2010, we paid the following quarterly cash dividends per share of our class A common stock (determined in the case of class B and C common stock, on an as-converted basis) to all holders of record of our class A, B and C common stock.

2011	Dividend Per Share
First Quarter	$0.150
Second Quarter	0.150
Third Quarter	0.150
Fourth Quarter	0.150

2010	Dividend Per Share
First Quarter	$0.125
Second Quarter	0.125
Third Quarter	0.125
Fourth Quarter	0.125

In addition, on October 18, 2011, our board of directors declared a quarterly cash dividend of $0.22 per share of class A common stock (determined in the case of class B and C common stock, on an as-converted basis) payable on December 6, 2011, to holders of record as of November 18, 2011 of our class A, B and C common stock.

Subject to legally available funds, we expect to continue paying quarterly cash dividends on our outstanding class A, B and C common stock in the future. However, the declaration and payment of

future dividends is at the sole discretion of our board of directors after taking into account various factors, including our financial condition, settlement guarantees, operating results, available cash and current and anticipated cash needs.

Issuer Purchases of Equity Securities

The table below sets forth the information with respect to purchases of the Company's common stock made by or on behalf of the Company during the quarter ended September 30, 2011.

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[2]
July 1-31, 2011	9	$87.70	—	1,000,000,000
August 1-31, 2011	5,236,528	$80.87	5,234,354	576,605,966
September 1-30, 2011	—	—	—	576,605,966
Total	5,236,537	$80.87	5,234,354	

(1) Includes 2,183 shares of class A common stock withheld at an average price of $86.99 per share (under the terms of grants under the Company's equity incentive compensation plan) to offset tax withholding obligations that occur upon vesting and release of restricted shares.

(2) During the three months ended September 30, 2011, the Company repurchased 5.2 million shares of its class A common stock at an average price of $80.87 per share for a total cost of $423 million under the share repurchase program previously authorized by the board of directors in July 2011. The figures in the table reflect transactions according to the trade dates. For purposes of the Company's consolidated financial statements included in this Form 10-K, the impact of these repurchases is recorded according to the settlement dates.

EQUITY COMPENSATION PLAN INFORMATION

The table below presents information as of September 30, 2011, for the Visa 2007 Equity Incentive Compensation Plan, or the EIP, which was approved by our stockholders. We do not have any equity compensation plans that have not been approved by our stockholders, except as noted in note (2) in the table below. For a description of the awards issued under the EIP, see *Note 17—Share-based Compensation* to our consolidated financial statements included in *Item 8* of this report.

Plan Category	(a) Number of shares of class A common stock issuable upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares of class A common stock remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
Equity compensation plans approved by stockholders	7,386,302[1]	$53.57	42,506,121
Equity compensation plans not approved by stockholders	1,168,087[2]	$47.97	—
Total	8,554,389	$52.81	42,506,121

(1) In addition to options, the EIP authorizes the issuance of restricted stock units, performance shares and other stock-based awards. A total of 467,803 and 632,786 shares are issuable as of September 30, 2011, pursuant to outstanding restricted stock units and performance shares, respectively.

(2) These shares may be issued upon the exercise of options issued by Visa replacing certain CyberSource options outstanding at the time of the acquisition as discussed further in *Note 5—Acquisitions* and *Note 17—Share-based Compensation* to our consolidated financial statements included in *Item 8* of this report. These options were issued under certain provisions of the EIP, which permit Visa to issue options in connection with certain acquisition transactions.

ITEM 6. Selected Financial Data

The following table presents selected Visa Inc. financial data for fiscal 2011, 2010, 2009 and 2008 and selected Visa U.S.A. financial data for fiscal 2007. During the reorganization in October 2007, Visa U.S.A., the accounting acquirer, Visa International, Visa Canada and Inovant became direct or indirect subsidiaries of Visa Inc. The operating results of the acquired interests are included in the consolidated financial results of Visa Inc. beginning October 1, 2007. The data below should be read in conjunction with *Item 7—Management's Discussion and Analysis and Results of Operations* and the Visa Inc. fiscal 2011 consolidated financial statements and notes included in *Item 8* of this report.

Selected Financial Data

	Fiscal Year Ended September 30,				
Statement of Operations Data:	2011	2010	2009	2008	2007[1]
	(in millions, except per share data)				
Operating revenues	$9,188	$8,065	$6,911	$6,263	$ 3,590
Operating expenses	3,732	3,476	3,373	5,031	5,039
Operating income (loss)	5,456	4,589	3,538	1,232	(1,449)
Net income (loss) attributable to Visa Inc.	3,650	2,966	2,353	804	(1,076)
Basic earnings per share—class A common stock[2]	5.18	4.03	3.10	0.96	N/A
Diluted earnings per share—class A common stock[2]	5.16	4.01	3.10	0.96	N/A

Balance Sheet Data:	At September 30,				
	2011	2010	2009	2008	2007[1]
	(in millions, except per share data)				
Total assets	$34,760	$33,408	$32,281	$34,981	$4,390
Current portion of long-term debt[3]	—	12	12	51	41
Current portion of accrued litigation	425	631	1,394	2,698	2,236
Long-term debt[3]	—	32	44	55	—
Long-term accrued litigation	—	66	323	1,060	1,446
Total equity (deficit)	26,437	25,014	23,193	21,141	(463)
Dividend declared and paid per common share	0.60	0.50	0.420	0.105	N/A

(1) Historical balances for the consolidated statement of operations and consolidated balance sheet data prior to October 1, 2007, represent balances for Visa U.S.A. Inc., the accounting acquirer in the reorganization.

(2) Visa U.S.A. Inc. was a non-stock corporation and therefore no comparable metric for earnings per share is provided for fiscal 2007.

(3) The long term portion of Visa U.S.A. debt was classified as being due within one year at September 30, 2007 because Visa U.S.A. was in default of certain financial performance covenants as a result of the American Express settlement in fiscal 2007. The Company prepaid all of its outstanding debt during fiscal 2011. See *Note 10—Debt* and *Note 21—Legal Matters* to the consolidated financial statements included in *Item 8* of this report.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This management's discussion and analysis provides a review of the results of operations, financial condition and the liquidity and capital resources of Visa Inc. and its subsidiaries ("Visa," "we," "our" and the "Company") on a historical basis and outlines the factors that have affected recent earnings, as well as those factors that may affect future earnings. The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in Item 8.

Overview

Visa is a global payments technology company that connects consumers, businesses, banks and governments around the world, enabling them to use digital currency instead of checks and cash. We provide our clients with payment processing platforms that encompass consumer credit, debit, prepaid and commercial payments. We facilitate global commerce through the transfer of value and information among financial institutions, merchants, consumers, businesses and government entities. Each of these constituencies has played a key role in the ongoing worldwide migration from paper-based to electronic forms of payment, and we believe that this transformation continues to yield significant growth opportunities, particularly outside the United States. We continue to explore additional opportunities to enhance our competitive position by expanding the scope of payment services to benefit our existing clients and to position Visa to serve more and different constituencies.

Overall economic conditions and regulatory environment. Our business is affected by overall economic conditions and consumer spending. Our business performance during the year ended September 30, 2011, reflects the impacts of a modest global economic recovery.

The Reform Act. As of October 1, 2011, in accordance with the Reform Act, the Federal Reserve capped the maximum U.S. debit interchange reimbursement fee assessed for cards issued by large financial institutions at twenty-one cents plus five basis points, before applying an interim fraud adjustment up to an additional one cent. This amounted to a significant reduction from the average system-wide fees charged previously. The Federal Reserve has also promulgated regulations requiring issuers to make at least two unaffiliated networks available for processing debit transactions on each debit card. The rules also prohibit us and issuers from restricting a merchant's ability to direct the routing of electronic debit transactions over any of the networks that an issuer has enabled to process those transactions.

We expect the interchange and exclusivity regulations, as well as the routing regulations, to have an adverse impact on our pricing, reduce the number and volume of U.S. debit payments we process, and decrease associated revenues. A number of our clients may seek fee reductions or increased incentives from us to offset their own lost revenue. Some have announced that they may reduce the number of debit cards they issue and reduce investments they make in marketing and rewards programs. Some may impose new or higher fees on debit cards or demand deposit account relationships. Some may elect to issue fewer cards enabled with Visa-affiliated networks. We expect many merchants to use the routing regulations to redirect transactions or steer cardholders to other networks based on lowest cost or other factors. We expect operating revenue to grow in the high single to low double digit range for the full 2012 fiscal year, and the pace of our U.S. revenue growth to begin regaining momentum in fiscal 2013.

Because we may have to re-examine and possibly renegotiate certain of our contracts to ensure that their terms comply with new regulations, these and other clients will have the opportunity to seek to renegotiate terms relating to fees, incentives and routing. In some cases, we may lose placement completely on issuers' debit cards.

We believe that we will be able to mitigate the negative impacts from the Reform Act to some extent through pricing modifications, and working with our clients and other business partners to win

merchant preference to route transactions over our network. Our broad platform of payment products continues to provide substantial value to both merchants and consumers. We believe that the continuing worldwide secular shift to digital currency may help buffer the impacts of the Reform Act, as reflected in our overall payments volume growth, particularly outside the United States. As a leader in the U.S. debit industry, we continue to develop and refine our competitive business models to adapt to the Reform Act while mitigating some of the negative impacts the Reform Act would have on our current business models. We remain committed and prepared to adapt to and to compete effectively under this new U.S. debit regulatory environment.

Share repurchases. We effectively repurchased 43.0 million shares at an average price of $74.94 per share, for a total cost of $3.2 billion during the year ended September 30, 2011. Of the $3.2 billion, $2.0 billion was executed through the repurchase of class A common stock in the open market, and $1.2 billion was effectively executed through deposits into the litigation escrow account previously established under the retrospective responsibility plan.

Adjusted Financial Results. During the third quarter of fiscal 2011 and fourth quarter of fiscal 2010, we recorded a decrease of $122 million and $79 million, respectively, in the fair value of the Visa Europe put option, which resulted in the recognition of non-cash, non-operating other income in our financial results. These amounts are not subject to income tax and therefore have no impact on our reported income tax provision. The following table presents our adjusted financial results for fiscal 2011 and 2010 excluding the impact of this revaluation.

	Fiscal Year Ended September 30, 2011	Fiscal Year Ended September 30, 2010
	(in millions, except per share data)	
Net income attributable to Visa Inc. (as reported)	$3,650	$2,966
Revaluation of Visa Europe put option	(122)	(79)
Adjusted net income attributable to Visa Inc.	$3,528	$2,887
Weighted-average number of diluted shares outstanding (as reported)	707	739
Adjusted diluted earnings per share	$ 4.99	$ 3.91
Diluted earnings per share (as reported)	$ 5.16	$ 4.01
Impact of the revaluation of Visa Europe put option	$ 0.17	$ 0.10

We believe the presentation of adjusted net income and diluted earnings per share provides a clearer understanding of our operating performance for the period. The reduction in the fair value of the put option in each fiscal year was primarily the result of declines in our estimated long-term price-to-earnings ratio as compared to the estimated ratio applicable to Visa Europe and does not reflect any change in the likelihood that Visa Europe will exercise its option. We therefore believe that the resulting non-operating income recorded is not indicative of Visa's performance in these years or future periods.

Fundamo acquisition. On June 9, 2011, we acquired Fundamo, a leading platform provider of mobile financial services for mobile network operators and financial institutions in developing economies, for $110 million. The acquisition was made to accelerate the execution of Visa's global strategy to provide the next generation of payments solutions and to provide long-term growth opportunities to connect unbanked or under-banked consumers to each other and to the global economy with a secure, reliable and globally accepted form of payment. The Fundamo acquisition had a dilutive impact to earnings per share of $0.02 for the full 2011 fiscal year. See *Note 5—Acquisitions* to our consolidated financial statements.

PlaySpan acquisition. On March 1, 2011, we acquired PlaySpan, a privately held company whose payments platform processes transactions for digital goods in online games, digital media and social

networks around the world, for total potential purchase consideration of up to $225 million. The acquisition of PlaySpan extends Visa's capabilities in digital, eCommerce and mCommerce in order to expand the scope of payment services available to clients and consumers. See *Note 5—Acquisitions* to our consolidated financial statements. The PlaySpan acquisition had a dilutive impact to earnings per share of $0.03 for the full 2011 fiscal year.

Sale of investment in Companhia Brasileira de Soluções e Serviços ("CBSS"). On January 24, 2011, our wholly-owned subsidiary, Visa International, sold its 10 percent stake in Visa Vale issuer CBSS to Banco do Brasil and Banco Bradesco. CBSS continues to issue Visa Vale prepaid cards in Brazil, and Visa expects no disruption to cardholder service as a result of this transaction. Visa's gross proceeds from the sale were $103 million. After receiving regulatory approval during the third quarter of fiscal 2011, we recognized a pre-tax gain, net of transaction costs, of $85 million in the investment income, net line on our consolidated statements of operations. The amount of the gain net of tax was $44 million. See *Note 6—Prepaid Expenses and Other Assets* to our consolidated financial statements.

Nominal payments volume and transaction counts. Payments volume and processed transactions are key drivers of our business. Payments volume is the basis for service revenues and processed transactions are the basis for data processing revenues. We have maintained double digit growth in nominal payments volume and processed transactions for the past two years. The increase in payments volume and processed transactions reflects the continuing worldwide shift to digital currency.

The following tables set forth nominal payments volume for the periods presented in nominal dollars[1].

	U.S.			Rest of World			Visa Inc.		
	12 months ended June 30, 2011[4]	12 months ended June 30, 2010[4]	% Change	12 months ended June 30, 2011[4]	12 months ended June 30, 2010[4]	% Change	12 months ended June 30, 2011[4]	12 months ended June 30, 2010[4]	% Change
	(in billions, except percentages)								
Nominal Payments Volume									
Consumer credit	$ 641	$ 599	7%	$1,188	$ 987	20%	$1,829	$1,586	15%
Consumer debit[2]	1,037	909	14%	265	197	34%	1,302	1,107	18%
Commercial and other[2]	282	243	16%	116	100	15%	398	344	16%
Total Nominal Payments Volume	**$1,961**	**$1,752**	**12%**	**$1,569**	**$1,285**	**22%**	**$3,530**	**$3,037**	**16%**
Cash volume	404	374	8%	1,704	1,411	21%	2,108	1,785	18%
Total Nominal Volume[3]	**$2,364**	**$2,125**	**11%**	**$3,273**	**$2,696**	**21%**	**$5,638**	**$4,821**	**17%**

	U.S.			Rest of World			Visa Inc.		
	12 months ended June 30, 2010[4]	12 months ended June 30, 2009[4]	% Change	12 months ended June 30, 2010[4]	12 months ended June 30, 2009[4]	% Change	12 months ended June 30, 2010[4]	12 months ended June 30, 2009[4]	% Change
	(in billions, except percentages)								
Nominal Payments Volume									
Consumer credit	$ 599	$ 613	(2)%	$ 987	$ 811	22%	$1,586	$1,424	11%
Consumer debit[2]	909	787	16%	197	148	33%	1,107	935	18%
Commercial and other[2]	243	221	10%	100	99	1%	344	320	7%
Total Nominal Payments Volume	**$1,752**	**$1,621**	**8%**	**$1,285**	**$1,058**	**21%**	**$3,037**	**$2,679**	**13%**
Cash volume	374	380	(2)%	1,411	1,189	19%	1,785	1,569	14%
Total Nominal Volume[3]	**$2,125**	**$2,001**	**6%**	**$2,696**	**$2,248**	**20%**	**$4,821**	**$4,248**	**13%**

(1) Figures may not sum due to rounding. Percentage change calculated based on whole numbers, not rounded numbers.

(2) Includes prepaid volume.

(3) Total nominal volume is the sum of total nominal payments volume and cash volume. Total nominal payments volume is the total monetary value of transactions for goods and services that are purchased. Cash volume generally consists of cash access transactions, balance access transactions, balance transfers and convenience checks. Total nominal volume is provided by our financial institution clients, subject to verification by Visa. From time to time, previously submitted volume information may be updated. Prior year volume information presented in these tables has not been updated, as subsequent adjustments were not material.

(4) Service revenues in a given quarter are assessed based on payments volume in the prior quarter. Therefore, service revenues reported with respect to the twelve months ended September 30, 2011, 2010 and 2009, were based on payments volume reported by our financial institution clients for the twelve months ended June 30, 2011, 2010 and 2009, respectively.

The table below provides the number of transactions processed by our VisaNet system, and billable transactions processed by CyberSource's network during the fiscal periods presented.

	2011	2010	2009	2011 vs. 2010 % Change[3]	2010 vs. 2009 % Change[3]
		(in millions)			
Visa processed transactions[1]	50,922	45,411	39,885	12%	14%
CyberSource billable transactions[2]	4,137	3,032[4]	2,289[4]	36%	32%

(1) Represents transactions involving Visa, Visa Electron, Interlink and PLUS cards processed on Visa's networks.

(2) Transactions include, but are not limited to, authorization, settlement payment network connectivity, fraud management, payment security management, tax services and delivery address verification. CyberSource activity primarily contributes to our data processing revenues beginning after the July 2010 acquisition.

(3) Percentage change calculated based on whole numbers, not rounded numbers.

(4) Includes CyberSource transactions prior to the July 2010 acquisition.

Results of Operations

Operating Revenues

Our operating revenues are primarily generated from payments volume on Visa-branded cards for goods and services, as well as the number, size and type of transactions processed on our VisaNet system. We do not earn revenues from, or bear credit risk with respect to, interest and fees paid by cardholders on Visa-branded cards. Our issuing clients have the responsibility for issuing cards and determining interest rates and fees paid by cardholders, and most other competitive card features. We generally do not earn revenues from the fees that merchants are charged for card acceptance, including the merchant discount rate. Our acquiring clients, which are generally responsible for soliciting merchants, establish and earn these fees.

The following sets forth the components of our operating revenues:

Service revenues are primarily earned from clients for their participation in card programs carrying marks of the Visa brand. Service revenues are primarily assessed using a calculation of pricing applied to the prior quarter's payments volume.

Data processing revenues are earned for authorization, clearing, settlement, transaction processing services and other maintenance and support services that facilitate transaction and information processing among our clients globally and Visa Europe. Data processing revenues include revenues earned for transactions processed by VisaNet, our secure, centralized global processing platform, CyberSource's online payment gateway and PlaySpan's virtual goods payment platform.

International transaction revenues are generally driven by cross-border payments and cash volume and currency conversion activities. Cross-border volumes involve transactions where the cardholder's issuer country is different from the merchant's country and includes both single and multi-currency transactions.

Other revenues consist primarily of revenues earned from Visa Europe in connection with the Visa Europe Framework Agreement, fees from cardholder services, licensing and certification and activities related to our recently acquired entities. Other revenues also include optional service or product enhancements, such as extended cardholder protection and concierge services.

Client incentives represent contracts with clients and other business partners for various programs designed to build payments volume, increase product acceptance and win merchant preference to route transactions over our network. These incentives are primarily accounted for as reductions to operating revenues.

Operating Expenses

Personnel includes salaries, incentive compensation, stock-based compensation, fringe benefits and contractor expense.

Network and processing primarily represents expenses for the operation of our electronic payments network, including maintenance, equipment rental and fees for other data processing services.

Marketing includes expenses associated with advertising and marketing campaigns, sponsorships and other related promotions to promote the Visa brand.

Professional fees consist of fees for consulting, legal and other professional services.

Depreciation and amortization includes depreciation expenses of properties and equipment, as well as amortization of purchased and internally developed software. Also included in this amount are depreciation and amortization of acquired in technology and other assets, including finite-lived intangible assets, obtained in our July 2010 acquisition of CyberSource, March 2011 acquisition of PlaySpan and June 2011 acquisition of Fundamo.

General and administrative primarily consists of facilities costs, foreign exchange gains and losses and other corporate and overhead expenses in support of our business.

Litigation provision is an estimate of litigation expense and is based on management's understanding of our litigation profile, the specifics of the case, advice of counsel to the extent appropriate and management's best estimate of incurred loss at the balance sheet dates.

Other Income (Expense)

Interest expense primarily includes accretion associated with litigation settlements to be paid over periods longer than one year and interest incurred on outstanding debt as well as interest and penalties related to uncertain tax positions.

Investment income, net represents returns on our fixed-income securities and other investments. Investment income also includes gains on the sale of and cash dividends received from other cost method investments.

Other non-operating income primarily relates to the change in the fair value of the Visa Europe put option.

Visa Inc. Fiscal 2011, 2010 and 2009

Operating Revenues

The following table sets forth our operating revenues earned in the United States, in the rest of the world and from Visa Europe. Revenues earned from Visa Europe are a result of our contractual arrangement with Visa Europe, as governed by the Framework Agreement that provides for trademark and technology licenses and bilateral services. See *Note 2—Visa Europe* to our consolidated financial statements.

	Fiscal Year ended September 30,			$ Change		% Change[1]	
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009	2011 vs. 2010	2010 vs. 2009
	(in millions, except percentages)						
U.S.	$5,135	$4,718	$4,023	$ 417	$ 695	9%	17%
Rest of world	3,846	3,137	2,669	709	468	23%	18%
Visa Europe	207	210	219	(3)	(9)	(1)%	(4)%
Total Operating Revenues	**$9,188**	**$8,065**	**$6,911**	**$1,123**	**$1,154**	**14%**	**17%**

(1) Percentage change calculated based on whole numbers, not rounded numbers.

The increase in operating revenues primarily reflects continued double digit growth in our underlying business drivers: nominal payments volume, processed transactions and cross-border payments volume. Operating revenues also benefited from pricing modifications made on various services, as well as the inclusion of activity from newly acquired entities. The benefits of pricing modifications are partially offset by increases to client incentives as part of our strategy to mitigate the impacts of the Reform Act. The new U.S. debit regulations will likely moderate the pace of our operating revenue growth in the U.S., primarily within service and data processing revenues, through fiscal 2012. We expect operating revenue to grow in the high single to low double digit range for the full 2012 fiscal year. We further expect that the pace of our U.S. revenue growth will begin regaining momentum in fiscal 2013.

Our operating revenues, primarily service revenues and international transaction revenues, are impacted by the overall strengthening or weakening of the U.S. dollar as payments volume and related revenues denominated in local or regional currencies are converted to U.S. dollars. The general weakening of the U.S. dollar during fiscal 2011 and fiscal 2010 was moderated by our hedging activities, resulting in a net 2% and 1% increase, respectively, in total operating revenues compared to the same prior year periods. In comparison, the general strengthening of the U.S. dollar during fiscal 2009, net against the impact from our hedging activities, resulted in a 3% decline in total operating revenues. We do not expect a significant impact from currency fluctuations during the 2012 fiscal year, as the effect of exchange rate movements is minimized through our hedging program.

The following table sets forth the components of our total operating revenues:

	Fiscal Year ended September 30,			$ Change		% Change[1]	
				2011 vs. 2010	2010 vs. 2009	2011 vs. 2010	2010 vs. 2009
	2011	2010	2009				
	(in millions, except percentages)						
Service revenues	$ 4,261	$ 3,497	$ 3,174	$ 764	$ 323	22%	10%
Data processing revenues	3,478	3,125	2,430	353	695	11%	29%
International transaction revenues	2,674	2,290	1,916	384	374	17%	20%
Other revenues	655	713	625	(58)	88	(8)%	14%
Client incentives	(1,880)	(1,560)	(1,234)	(320)	(326)	21%	26%
Total Operating Revenues	**$ 9,188**	**$ 8,065**	**$ 6,911**	**$1,123**	**$1,154**	**14%**	**17%**

(1) Percentage change calculated based on whole numbers, not rounded numbers.

- *Service revenues* increased in fiscal 2011 primarily due to 16% growth in nominal payments volume. Service revenues also benefited from competitive pricing actions which became effective in the first quarter of fiscal 2011. We continue to monitor the progress of nominal payments volume growth as we align our pricing strategy across the globe to ensure it reflects the competitive value and growth opportunities provided to our clients.

  Service revenues increased in fiscal 2010 primarily due to 13% growth in nominal payments volume. The growth in service revenues was slower than the growth in nominal payments volume primarily reflecting differences in the geographic mix of our service revenues and the impact of our hedging program against the weakening U.S. dollar.

- *Data processing revenues* increased in fiscal 2011 primarily due to 12% of growth in processed transactions and inclusion of a full year of revenue attributable to CyberSource, which we acquired in July 2010. As anticipated, this growth was partially offset by the effects of negotiated pricing from certain client contracts executed during the fourth quarter of fiscal 2010 and a previously announced change in the presentation of revenue and operating expense associated with the processing of non-Visa network transactions. Beginning the first quarter of fiscal 2011, revenues and offsetting costs associated with these transactions are reported on a net basis and therefore do not appear in our financial results. As such, $140 million of revenues and related expenses recorded in the prior fiscal year, associated with the pass-through of non-Visa network transactions, did not recur. This change does not impact operating income or net income attributable to Visa Inc., as revenue and expense amounts completely offset.

  Data processing revenues increased in fiscal 2010 due to competitive pricing actions across various geographies which became effective in the second half of fiscal 2009, combined with growth of 14% in the number of transactions processed. Fiscal 2010 data processing revenues also benefited slightly from the inclusion of CyberSource activity since the July acquisition.

- *International transaction revenues* increased in fiscal 2011 primarily reflecting growth of 18% in nominal cross-border payments volume.

  International transaction revenues increased in fiscal 2010 primarily due to a growth of 16% in nominal cross-border payments volume, combined with strategic pricing modifications which took place after the third quarter of fiscal 2009.

- *Other revenues* decreased in fiscal 2011 primarily due to previously announced changes in contractual arrangements that transitioned the direct billing and administration of the Visa Extras rewards platform from Visa to a third-party service provider. As a result, revenues and

offsetting costs associated with these transactions are reported on a net basis and therefore do not appear in our financial results. Further, a large issuer converted away from the platform entirely in June 2010. The combined impacts resulted in $89 million of revenues and related expenses recorded in the prior fiscal year associated with Visa Extras that did not recur. These changes do not impact operating income or net income attributable to Visa Inc. as revenue and expense amounts completely offset. The decrease was partially offset by increases in licensing fees and the inclusion of revenue attributable to CyberSource, PlaySpan and Fundamo.

Other revenues increased in fiscal 2010 primarily due to license fees from Cielo, formerly known as Companhia Brasileira de Meios de Pagamento, or VisaNet do Brasil, for the use of Visa trademarks and technology intellectual property. The increase also reflected growth in other license and royalty fees.

- *Client incentives* increased in fiscal 2011 reflecting growth in global payments volume and incentives incurred on significant long-term client contracts that were initiated or renewed during fiscal 2011. Beginning in our fourth quarter of fiscal 2011, the new U.S. debit regulations triggered renegotiations with some of our existing issuing clients and resulted in new contracts with dozens of merchants and some acquirers to win transaction routing preference. As part of our business strategy, we will continue to initiate or renew contracts with merchants and acquirers, which will likely impact our fiscal 2012 results. We expect incentives as a percentage of gross revenues to be in the range of 17% to 18% for the full 2012 fiscal year. The actual amount of client incentives will vary based on modifications to performance expectations for these contracts, amendments to existing contracts or the execution of new contracts.

  Client incentives increased in fiscal 2010 primarily due to growth in global payments volumes and incentives incurred on significant long-term customer contracts that were initiated or renewed in fiscal 2010. These increases were offset by lower one-time incentives incurred for early renewals compared to fiscal 2009.

Operating Expenses

The following table sets forth components of our total operating expenses for the periods presented.

	Fiscal Year ended September 30,			$ Change		% Change[(1)]	
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009	2011 vs. 2010	2010 vs. 2009
	(in millions, except percentages)						
Personnel	$1,459	$1,222	$1,228	$237	$ (6)	19%	(1)%
Network and processing	357	425	393	(68)	32	(16)%	8%
Marketing	870	964	918	(94)	46	(10)%	5%
Professional fees	337	286	268	51	18	18%	7%
Depreciation and amortization	288	265	226	23	39	9%	17%
General and administrative	414	359	338	55	21	15%	7%
Litigation provision	7	(45)	2	52	(47)	NM	NM
Total Operating Expenses	**$3,732**	**$3,476**	**$3,373**	**$256**	**$103**	**7%**	**3%**

(1) Percentage change calculated based on whole numbers, not rounded numbers.

- *Personnel* increased in fiscal 2011 primarily due to the inclusion of new employees from our acquisitions of CyberSource, PlaySpan and Fundamo in July 2010, March 2011 and June

2011, respectively. These acquisitions, combined with other increases in headcount throughout the organization, reflect our strategy to invest for future growth.

The decrease in fiscal 2010 reflects lower severance charges and reductions in our net periodic pension cost due to the remeasurement and annual census update of our U.S. pension plan. See *Note 11—Pension, Postretirement and Other Benefits* to our consolidated financial statements. The decrease was offset by additional salary and stock compensation expense as a result of our acquisition of CyberSource in July 2010.

- *Network and processing* decreased in fiscal 2011 primarily due to the previously announced change in the presentation of revenue and operating expense associated with the processing of non-Visa network transactions. Beginning October 2010, revenues and offsetting costs associated with these transactions are reported on a net basis and therefore do not appear in our financial results. As such, $140 million of revenues and related expenses recorded in fiscal 2010 associated with the pass-through of non-Visa network transactions did not recur. This change does not impact operating income or net income attributable to Visa Inc., as revenue and expense amounts completely offset; however, this change in presentation resulted in a reported decline in network and processing throughout fiscal 2011 as compared to the prior year. This decline was partially offset by increased investment in technology projects and the inclusion of CyberSource and PlaySpan activities.

  The increase in fiscal 2010 reflects higher fees paid for debit processing services related to processing transactions through non-Visa networks.

- *Marketing* decreased in fiscal 2011 primarily due to the previously announced changes in contractual arrangements that transitioned the direct billing and administration of the Visa Extras rewards platform from Visa to a third-party service provider. As a result, revenues and offsetting costs associated with these transactions are reported on a net basis and therefore do not appear in our financial results. Further, a large issuer converted away from the platform entirely in June 2010. The combined impacts resulted in $89 million of revenues and related expenses recorded in fiscal 2010 associated with Visa Extras that did not recur. These changes do not impact operating income or net income attributable to Visa Inc., as revenue and expense amounts completely offset. The decline in marketing expense also reflects the absence of spending associated with the 2010 Winter Olympics and the 2010 FIFA World Cup incurred in the prior year. The decline was partially offset by the inclusion of CyberSource activity. We expect to incur under $1 billion of marketing expense in fiscal 2012, which is reflective of incremental investment to support our key country growth strategies, our new product initiatives, recent acquisitions, as well as some modest incremental spend associated with our sponsorship of the 2012 Summer Olympics.

  The increase in fiscal 2010 reflects higher spending in connection with the 2010 Winter Olympics and the 2010 FIFA World Cup. The increase also reflects additional investment in emerging markets and higher redemption costs associated with the Visa Extras loyalty platform.

- *Professional fees* increased in fiscal 2011, primarily reflecting investment in technology projects to support our strategy for future growth,

  The increase in fiscal 2010 primarily reflects professional fees associated with our acquisition of CyberSource and consulting fees related to the migration of one of our product platforms to a new service provider. The increase was offset by the absence of legal fees related to the settlement of Discover financial services and various other litigation matters in fiscal 2009.

- *Depreciation and amortization* increased in fiscal 2011, primarily reflecting the impact of newly acquired technology and intangible assets from our acquisitions of CyberSource and PlaySpan in July 2010 and March 2011, respectively, offset by the absence of depreciation

and amortization on the incremental basis in assets recorded in our October 2007 reorganization, as these assets were fully depreciated as of September 30, 2010. See *Note 5—Acquisitions* to our consolidated financial statements.

The increase in fiscal 2010 primarily reflects additional depreciation and amortization on technology and intangible assets acquired in the CyberSource acquisition, as well as charges related to the east coast data center and office building that were placed in service during the second half of fiscal 2009.

- *General and administrative* increased in fiscal 2011 primarily due to increased travel and the inclusion of CyberSource activity, combined with reserves for a potential government assessment in one of our international geographies in fiscal 2011.

  In fiscal 2010, general and administration expenses increased primarily due to travel activities related to the 2010 Winter Olympics and the 2010 FIFA World Cup.

- *Litigation provision* increased in fiscal 2011 primarily reflecting the absence of the $41 million pre-tax gain recorded in fiscal 2010 as a result of prepaying the remaining obligation under the Retailers' litigation settlement. The gain reflects the difference between our prepayment amount of $682 million and the carrying value of the obligation. There were no other significant litigation provisions made during fiscal 2011, 2010 or 2009. See *Note 21—Legal Matters* to our consolidated financial statements.

Other Income (Expense)

The following table sets forth the components of our other income (expense) for the periods presented.

	Fiscal Year ended September 30,			$ Change		% Change[1]	
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009	2011 vs. 2010	2010 vs. 2009
	(in millions, except percentages)						
Interest expense	$ (32)	$(72)	$(115)	$ 40	$ 43	(55)%	(37)%
Investment income, net	108	49	575	59	(526)	NM	(92)%
Other	124	72	2	52	70	73%	NM
Total Other Income (Expense)	**$200**	**$ 49**	**$ 462**	**$151**	**$(413)**	**NM**	**(90)%**

(1) Percentage change calculated based on whole numbers, not rounded numbers.

- *Interest expense* decreased in fiscal 2011 and 2010 primarily due to the reversal of prior years' accrued interest upon the effective settlement of uncertainties surrounding the timing of certain deductions for income tax purposes. The decrease in fiscal 2011 also reflects lower interest accretion from declining litigation balances. The decrease in fiscal 2010 was partially offset by increases related to uncertain tax positions recorded in the first half of fiscal 2010. See *Note 20—Income Taxes* and *Note 21—Legal Matters* to our consolidated financial statements.

- *Investment income, net* increased in fiscal 2011 primarily reflecting the pre-tax gains recognized from our sale of Visa Vale issuer CBSS, partially offset by the absence of the pre-tax gain recognized in fiscal 2010 for our investment in the Reserve Primary Fund.

  Investment income, net decreased in fiscal 2010 primarily due to the absence of a pre-tax gain of $473 million and the loss of dividend income upon the sale of our ownership interest in VisaNet do Brasil in fiscal 2009. Additionally, we earned lower interest income in fiscal 2010 as a result of lower interest rates applicable to our investments and lower investment balances.

- *Other* non-operating income primarily reflects non-cash adjustments to the fair market value of the Visa Europe put option of $122 million and $79 million in fiscal 2011 and 2010, respectively. The changes in value are not subject to tax, and do not reflect any change in the likelihood that Visa Europe will exercise its option. See *Note 2—Visa Europe* to our consolidated financial statements.

Effective Income Tax Rate

The effective tax rates were 36% in fiscal 2011 and 2010, compared with 41% in fiscal 2009.

The effective tax rates in fiscal 2011 and 2010 were lower than the rate in fiscal 2009 primarily due to the benefit of tax incentives in Singapore, our largest operating hub outside the U.S., beneficial changes in the geographic mix of our global income, the nontaxable revaluations of the Visa Europe put option in fiscal 2011 and 2010, and the absence of additional foreign tax related to the sale of our investment in VisaNet do Brasil in fiscal 2009.

As a result of anticipated beneficial changes to certain state tax laws beginning in fiscal 2012 and other factors, we expect our effective tax rate to decrease in fiscal 2012 to 33% to 34%. This rate excludes any potential related non-cash impact from the remeasurement of deferred tax assets and liabilities.

Liquidity and Capital Resources

Management of Our Liquidity

We regularly evaluate cash requirements for current operations, commitments, development activities and capital expenditures, and we may elect to raise additional funds for these purposes in the future through the issuance of either debt or equity. Our treasury policies provide management with the guidelines and authority to manage liquidity risk in a manner consistent with corporate objectives.

The objectives of our treasury policies are to provide adequate liquidity to cover operating expenditures and liquidity contingency scenarios, to ensure payments on required litigation settlements, to ensure timely completion of payments settlement activities, to make planned capital investments in our business, to pay dividends and repurchase our shares at the discretion of our board of directors and to optimize income earned by investing excess cash in securities that we believe are high-quality and marketable in the short term.

Based on our current cash flow budgets and forecasts of our short-term and long-term liquidity needs, we believe that our projected sources of liquidity will be sufficient to meet our projected liquidity needs for more than the next 12 months. We will continue to assess our liquidity position and potential sources of supplemental liquidity in view of our operating performance, current economic and capital market conditions, and other relevant circumstances.

Cash Flow Data

The following table summarizes our cash flow activity for the fiscal years presented:

	2011	2010	2009
		(in millions)	
Total cash provided by (used in):			
Operating activities	$ 3,872	2,691	558
Investing activities	(2,299)	(1,904)	1,830
Financing activities	(3,304)	(1,542)	(2,751)
Effect of exchange rate changes on cash and cash equivalents	(9)	5	1
Decrease in cash and cash equivalents	$(1,740)	$ (750)	$ (362)

Operating activities. Total cash provided by operating activities was higher during fiscal 2011 compared to the prior year, primarily reflecting higher year-to-date net income and the absence of a $682 million prepayment of our Retailer's litigation obligation in the prior year. Both periods also contain other significant operational payments, including those related to client incentives, settlement transactions, other litigation settlement payments and our annual incentive compensation payments, which were broadly consistent year over year. Although we expect the new U.S. debit regulations to moderate the pace of our growth in operating cash in fiscal 2012, we believe that cash flow generated from operating activities will be more than sufficient to meet our ongoing operational needs.

Cash provided by operating activities for fiscal 2010 primarily reflects net income, including non-controlling interest, of $3.0 billion and adjustments for non-cash items of $2.1 billion, offset by payments for client incentives and litigation settlements, primarily including $682 million prepayment of our Retailers' litigation obligation. Total cash provided by operating activities was higher during fiscal 2010 compared to the prior year, primarily reflecting higher net income and lower litigation settlement payments.

Cash provided by operating activities for fiscal 2009 consisted of net income, including non-controlling interest, of $2.4 billion and adjustments for non-cash items of $1.5 billion. Standard non-cash adjustments for client incentive accruals and depreciation and amortization were offset by a $473 million pre-tax gain on the sale of our investment in VisaNet do Brasil, which is reflected in investing activities. Cash from operating activities also reflects the use of $3.3 billion to fund significant operational payments, including litigation and client incentives.

Investing activities. Cash used in investing activities during fiscal 2011 primarily reflects purchases of $1.9 billion in U.S. government-sponsored debt securities and U.S. treasury securities, the acquisition of PlaySpan and Fundamo for $268 million, net of $22 million in cash received, and purchases of property, equipment and technology, which were higher compared to the prior year due to ongoing investments in technology, infrastructure and growth initiatives. The use of cash in investing activities was partially offset by the gross proceeds of $103 million from the sale of our investment in Visa Vale issuer CBSS. See *Note 4—Fair Value Measurements and Investments* and *Note 6—Prepaid Expenses and Other Assets* to our consolidated financial statements.

Cash used in investing activities during fiscal 2010 primarily reflects the acquisition of CyberSource in July 2010 for $1.8 billion, net of $147 million in cash received. The use of cash in investing activities was partially offset by net cash proceeds of $56 million from sales and maturities of investment securities which were reinvested in money market funds. We also received $89 million in cash distributions from the Reserve Primary Fund, or the Fund.

Cash provided by investing activities during fiscal 2009 primarily reflects the $884 million of cash distribution from the Fund, net cash proceeds of $290 million from the sales and maturities of investment securities and $1.0 billion from the sale of our 10% ownership in VisaNet do Brasil, all of which were reinvested in money market funds. We also purchased $306 million of property, equipment and technology primarily related to the construction of our East Coast data center.

Financing activities. Cash used in financing activities during fiscal 2011 primarily reflects $2.0 billion in repurchases of our class A common stock in the open market, deposits of $1.2 billion into the litigation escrow account and dividend payments of $423 million. The Company prepaid all of its outstanding debt in September 2011. See *Note 10—Debt* to our consolidated financial statements.

Cash used in financing activities during fiscal 2010 primarily reflects $1.0 billion in repurchases of class A common stock in the open market, a deposit of $500 million to the litigation escrow account and dividend payments of $368 million.

Cash used in financing activities during fiscal 2009 primarily reflects contractually-required redemption of certain series of our class C common shares for $2.6 billion, deposits of $1.8 billion to the litigation escrow account and dividend payments of $318 million, offset by covered litigation payments totaling $2.0 billion from the litigation escrow account.

Sources of Liquidity

Our primary sources of liquidity are cash on hand, cash flow from our operations, our investment portfolio, and access to various equity and borrowing arrangements. Funds from operations are maintained in cash and cash equivalents, short-term available-for-sale investment securities, or long-term available-for-sale investment securities based upon our funding requirements, access to liquidity from these holdings, and return that these holdings provide.

As of September 30, 2011, $2.1 billion of cash, cash equivalent and available-for-sale investments securities was held by our foreign subsidiaries. If these funds are needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds, up to the amount of undistributed earnings of $1.9 billion. However, our intent is to indefinitely reinvest these funds outside of the U.S., and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.

Investment portfolio. Our investment portfolio is primarily comprised of securities which enable us to meet our working capital needs. Our investment portfolio primarily consists of liquid securities, including money market funds and debt securities issued by the U.S. Treasury or U.S. government-sponsored agencies. The liquidity of our investment portfolio is subject to uncertainties that are difficult to predict.

Other factors that may impact the liquidity of our investment portfolio include changes to credit ratings of the securities as well as to the underlying assets supporting certain securities, rates of default of the underlying assets, underlying collateral value, discount rates, and ongoing strength and quality of credit markets. We will continue to review our portfolio in light of evolving market and economic conditions. However, if current market conditions deteriorate, the liquidity of our investment portfolio may be impacted and we could determine that some of our investments are impaired, which could adversely impact our financial results. We have policies that limit the amount of credit exposure to any one financial institution or type of investment. See *Item 1A—Risk Factors—Unprecedented economic events in financial markets around the world have and are likely to continue to affect our clients, merchants and cardholders, resulting in a material and adverse impact on our prospects, growth, profitability, revenue and overall business.*

Revolving credit facilities. On February 15, 2008, we entered into a $3.0 billion five-year revolving credit facility with a syndicate of banks including affiliates of certain holders of shares of our class B and class C common stock and certain of our clients and affiliates of our clients. Loans under the five-year facility may be in the form of: (1) Base Rate Advance, which will bear interest at a rate equal to the higher of the Federal Funds Rate plus 0.5% and the Bank of America prime rate; (2) Eurocurrency Advance, which will bear interest at a rate equal to LIBOR (as adjusted for applicable reserve requirements) plus an applicable cost adjustment and an applicable margin of 0.11% to 0.30% based on our credit rating; or (3) U.S. Swing Loan, Euro Swing Loan, or Foreign Currency Swing Loan, which will bear interest at the rate equal to the applicable Swing Loan rate for that currency plus the same applicable margin plus additionally for Euro and Sterling loans, an applicable reserve requirement and cost adjustment. We also agreed to pay a facility fee on the aggregate commitment amount, whether used or unused, at a rate ranging from 0.04% to 0.10% and a utilization fee on loans at a rate ranging from 0.05% to 0.10% based on our credit rating. Currently, the applicable margin is 0.15%, the facility fee is 0.05% and the utilization fee is 0.05%. This facility contains certain covenants, including financial

covenant requirements relating to a maximum level of debt to EBITDA and events of default customary for financings of this type. This facility expires on February 15, 2013. There were no borrowings under this facility and we were in compliance with all covenants during and at the end of fiscal 2011.

U.S. commercial paper program. We maintain a $500 million U.S. commercial paper program, which provides for the issuance of unsecured debt with maturities up to 270 days from the date of issuance at interest rates generally extended to companies with comparable credit ratings. The commercial paper program is a source of short-term borrowed funds that may be used from time to time to cover short-term cash needs. We had no obligations outstanding under this program during and at the end of fiscal 2011. There are no financial covenants related to this program.

Universal shelf registration statement. On May 6, 2009, we filed a registration statement with the U.S. Securities and Exchange Commission using a shelf registration process. As permitted by the registration statement, we may, from time to time, sell shares of debt or equity securities in one or more transactions. The registration statement expires on May 5, 2012.

Escrow account. We maintain an escrow account for use in the payment of covered litigation matters. When the Company funds the escrow account, the shares of class B common stock held by our stockholders are subject to dilution through an adjustment to the conversion rate of the shares of class B common stock to shares of class A common stock. See *Note 3—Retrospective Responsibility Plan* and *Note 21—Legal Matters* to our consolidated financial statements. The balance in this account at September 30, 2011 was $2.9 billion and is reflected as restricted cash on our consolidated balance sheet. As these funds are restricted for use solely for the purpose of making payments related to covered litigation matters, as described below under *Uses of Liquidity*, we do not rely on them for other operational needs.

Credit Ratings

At September 30, 2011, our credit ratings by Standard and Poor's and Moody's were as follows:

	Standard and Poor's		Moody's	
Debt type	**Rating**	**Outlook**	**Rating**	**Outlook**
Short-term unsecured debt	A-1	Stable	P-1	Stable
Long-term unsecured debt	A+	Stable	A1	Stable

Various factors affect our credit ratings, including changes in our operating performance, the economic environment, conditions in the electronic payment industry, our financial position and changes in our business strategy. We do not currently foresee any reasonable circumstances under which our credit ratings would be significantly downgraded. If a downgrade were to occur, it could adversely impact, among other things, our future borrowing costs and access to capital markets.

Uses of Liquidity

Payments settlement. Payments settlement due from and due to issuing and acquiring clients represents our most consistent liquidity requirement. U.S. dollar settlements are settled within the same day and do not result in a net receivable or payable balance, while settlement currencies other than the U.S. dollar generally remain outstanding for one to two business days, consistent with industry practice for such transactions.

Covered litigation. We are parties to legal and regulatory proceedings with respect to a variety of matters, including certain litigation that we refer to as covered litigation. As noted above, settlements

of, or judgments in, covered litigation are paid from the escrow account. See *Note 3—Retrospective Responsibility Plan* and *Note 21—Legal Matters* to our consolidated financial statements, as well as *Sources of Liquidity*. During fiscal 2011, we made $280 million in covered litigation payments that were funded from the escrow account.

Other litigation. Judgments in and settlements of litigation, other than covered litigation, could give rise to future liquidity needs.

Share repurchase. During fiscal 2011, we used $3.2 billion to effectively repurchase 43.0 million class A common shares on an as-converted basis, including $2.0 billion in open market repurchases and $1.2 billion in deposits into the litigation escrow account. Repurchased shares have been retired and constitute authorized but unissued shares. We have completed the share repurchase programs previously authorized by the board of directors in April 2011 and October 2010. In July 2011, our board of directors authorized a new $1.0 billion share repurchase program to be in effect through July 20, 2012. At September 30, 2011, the July share repurchase program had remaining authorized funds of $577 million. On October 26, 2011, we announced that our board of directors authorized a $1.0 billion increase to the existing share repurchase program, subject to the same terms of the July authorization. See *Note 15—Stockholders' Equity* to our consolidated financial statements.

Dividends. During fiscal 2011, we paid $423 million in dividends. On October 18, 2011, our board of directors declared a quarterly dividend in the aggregate amount of $0.22 per share of class A common stock (determined in the case of class B and class C common stock on an as-converted basis). We expect to pay approximately $151 million in connection with this dividend in December 2011. See *Note 15—Stockholders' Equity* to our consolidated financial statements. We expect to continue paying quarterly dividends in cash, subject to approval by our board of directors. Class B and class C common stock will share ratably on an as-converted basis in such future dividends.

Visa Europe put option. We have granted Visa Europe a perpetual put option which, if exercised, will require us to purchase all of the outstanding shares of capital stock of Visa Europe from its members. Visa Europe may exercise the put option at any time. The put option provides a formula for determining the purchase price of the Visa Europe shares, which subject to certain adjustments, applies Visa Inc.'s forward price-to-earnings multiple, or the "P/E ratio" (as defined in the option agreement) at the time the option is exercised to Visa Europe's adjusted sustainable income for the forward 12-month period, or the "adjusted sustainable income" (as defined in the option agreement). The calculation of Visa Europe's adjusted sustainable income under the terms of the put option agreement includes potentially material adjustments for cost synergies and other negotiated items. Upon exercise, the key inputs to this formula, including Visa Europe's adjusted sustainable income, will be the result of negotiation between us and Visa Europe. The put option provides an arbitration mechanism in the event that the two parties are unable to agree on the ultimate purchase price.

At September 30, 2011, we determined the fair value of the put option liability to be approximately $145 million. While this amount represents the fair value of the put option at September 30, 2011, it does not represent the actual purchase price that we may be required to pay if the option is exercised. The purchase price we could be obligated to pay 285 days after exercise will represent a substantial financial obligation, which could be several billion dollars or more. We may need to obtain third-party financing, either by borrowing funds or undertaking a subsequent equity offering in order to fund this payment. The amount of that potential obligation could vary dramatically based on, among other things, Visa Europe's adjusted sustainable income and our P/E ratio, in each case, as negotiated at the time the put option is exercised.

Given the perpetual nature of the put option and the various economic conditions which could be present at the time of exercise, our ultimate obligation in the event of exercise cannot be reliably

estimated. The following table calculates our total obligation assuming, for illustrative purposes only, a range of P/E ratios for Visa Inc. and assuming that Visa Europe demonstrates $100 million of adjusted sustainable income at the date of exercise. The $100 million of assumed adjusted sustainable income provided below is for illustrative purposes only. This does not represent an estimate of the amount of adjusted sustainable income Visa Europe would have been able to demonstrate at September 30, 2011, or will be able to demonstrate at any point in time in the future. Should Visa Europe elect to exercise its option, we believe it is likely that it will implement changes in its business operations to move to a for-profit model in order to maximize adjusted sustainable income and, as a result, to increase the purchase price. The table also provides the amount of increase or decrease in the payout, assuming the same range of estimated P/E ratios, for each $25 million of adjusted sustainable income above or below the assumed $100 million demonstrated at the time of exercise. At September 30, 2011, our estimated long-term P/E ratio was 16.9x and the long-term P/E differential, the difference between this ratio and the estimated ratio applicable to Visa Europe, was 1.9x. At September 30, 2011, the spot P/E ratio was 14.9x and the spot P/E differential, the difference between this ratio and the estimated spot ratio applicable to Visa Europe, was 1.1x. These ratios are for reference purposes only and are not necessarily indicative of the ratio or differential that could be applicable if the put option were exercised at any point in the future.

Visa Inc's Forward Price-to-Earnings Ratio	Payout Assuming Adjusted Sustainable Income of $100 million[1]	Increase/Decrease in Payout for Each $25 million of Adjusted Sustainable Income Above/Below $100 million
	(in millions)	(in millions)
25	$2,500	$625
20	$2,000	$500
15	$1,500	$375

(1) Given the large range of different economic environments and circumstances under which Visa Europe could decide to exercise its option, the ultimate purchase price could be several billion dollars or more.

Pension and other postretirement benefits. We sponsor various qualified and nonqualified defined benefit pension plans that generally provide benefits based on years of service, age and eligible compensation. Employees hired before January 1, 2008, earn benefits based on their pay during their last five years of employment. Employees hired or rehired on or after January 1, 2008 earn benefits based on a cash balance formula. Effective January 1, 2011, all employees accrued benefits under the cash balance formula and ceased to accrue benefits under any other formula. We also sponsor a postretirement benefit plan that provides postretirement medical benefits for retirees and dependents upon meeting minimum age and service requirements. Our policy with respect to our qualified pension plan is to contribute annually not less than the minimum required under the Employee Retirement Income Security Act, or ERISA. Our nonqualified pension and other postretirement benefit plans are funded on a current basis. We typically fund our qualified pension plan in September of each year. Funding does not impact current period pension expense but has the positive impact of reducing future period expense for the plan. In fiscal 2011, 2010 and 2009, we made contributions to our pension and other postretirement plans of $74 million, $66 million, and $170 million, respectively. In fiscal 2012, we anticipate funding our defined benefit pension plans and postretirement plan by approximately $54 million. The actual contribution amount will vary depending upon the funded status of the pension plan, movements in the discount rate, performance of the plan assets, and related tax consequences.

Capital expenditures. Our capital expenditures increased during fiscal 2011 due to investment in technology, infrastructure and growth initiatives. We expect capital expenditures to be in the $350 million to $400 million range in fiscal 2012, as we continue to make ongoing investments in technology and our payments system infrastructure.

Acquisitions. We acquired PlaySpan and Fundamo for a total of $268 million, net of $22 million in cash received, on March 1, 2011 and June 9, 2011, respectively. The acquisitions extend our capabilities in digital, eCommerce and mCommerce and provide long-term growth opportunities to connect billions of unbanked or under-banked consumers to each other and to the global economy with a secure, reliable and globally accepted form of payment. See *Note 5—Acquisitions* to our consolidated financial statements. We will continue to pursue our growth initiatives and to expand our product offerings through acquisitions and strategic partnerships in the future.

Other uses. The Company prepaid all of its outstanding debt in September 2011. See *Note 10—Debt* to our consolidated financial statements.

Fair Value Measurements-Financial Instruments

The assessment of fair value of our financial instruments is based on a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. As of September 30, 2011, our financial instruments measured at fair value on a recurring basis included approximately $6.4 billion of assets and $176 million of liabilities. Of these securities, $176 million, or less than 3%, had significant unobservable inputs, with the Visa Europe put option liability constituting $145 million of this amount. At September, 30, 2011, debt instruments in this category included $7 million of auction rate securities. See *Note 4—Fair Value Measurements and Investments* to our consolidated financial statements.

There was no outstanding debt at September 30, 2011. See *Note 10—Debt* to our consolidated financial statements.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements are primarily comprised of guarantees. Visa has no off-balance sheet debt, other than lease and purchase order commitments as discussed below and reflected in our contractual obligations table.

Guarantees and Indemnifications

We indemnify clients for settlement losses suffered by reason of the failure of any other customer to honor Visa cards, traveler's cheques, or other instruments processed in accordance with our operating regulations. The amount of the indemnification is limited to the amount of unsettled Visa payment transactions at any point in time. We maintain global credit settlement risk policies and procedures to manage settlement risk which may require clients to post collateral if certain credit standards are not met. See *Note 1—Summary of Significant Accounting Policies* and *Note 12—Settlement Guarantee Management* to our consolidated financial statements.

In 2001, Visa International entered into a 20-year lease agreement for premises in London to be occupied by Visa Europe. The lease is assigned to Visa Europe Services, Inc., or VESI, a wholly-owned subsidiary of Visa Europe, with Visa International acting as a guarantor to the landlord as required by the laws of the United Kingdom. In the event of a default by VESI, Visa International is obligated to make base lease payments. VESI has agreed to reimburse Visa International for any liabilities that may arise under Visa International's guarantee to the landlord. Visa International has not made any payments under this guarantee and the estimated fair value of this guarantee was less than $1 million at September 30, 2011.

In the ordinary course of business, we enter into contractual arrangements with financial institutions and other clients under which we may agree to indemnify the client for certain types of losses incurred relating to the services we provide or otherwise relating to our performance under the applicable agreement.

Contractual Obligations

Our contractual commitments will have an impact on our future liquidity. The contractual obligations identified in the table below include both on- and off-balance sheet transactions that represent a material expected or contractually committed future obligation at September 30, 2011. We believe that we will be able to fund these obligations through cash generated from our operations and available credit facilities. See *Note 2—Visa Europe, Note 11—Pension, Postretirement and Other Benefits, Note 18—Commitments and Contingencies*, and *Note 21—Legal Matters* to our consolidated financial statements.

	Payments Due by Period				
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
			(in millions)		
Purchase orders[1]	$ 810	$ 167	$ 18	$—	$ 995
Leases[2]	71	85	29	34	219
Client incentives[3]	1,795	2,558	1,439	566	6,358
Marketing and sponsorships[4]	119	214	94	86	513
Litigation settlement payments	140	—	—	—	140
Dividends[5]	151	—	—	—	151
Total[6, 7, 8]	$3,086	$3,024	$1,580	$686	$8,376

(1) Represents agreements to purchase goods and services that specify significant terms, including: fixed or minimum quantities to be purchased and fixed, minimum or variable price provisions, and the approximate timing of the transaction.

(2) Includes both operating and capital leases. Visa leases certain premises, equipment and software licenses under leases with varying expiration dates.

(3) Represents future cash payments for client incentive agreements with select clients under various programs designed to build payments volume, increase payment product acceptance and win merchant preference to route transactions over our network. These agreements, which range in terms from one to thirteen years, can provide card issuance and/or conversion support, volume / growth targets and marketing and program support based on specific performance requirements. Payments under these agreements will be offset by revenues earned from higher corresponding payments and transaction volumes. These payment amounts are estimates and will change based on customer performance, execution of new contracts, or amendments to existing contracts. Related amounts disclosed in *Note 18—Commitments and Contingencies* to our consolidated financial statements represent the associated expected future reduction of revenues related to these agreements.

(4) Visa is a party to contractual sponsorship agreements ranging from approximately two to sixteen years. These contracts are designed to help increase Visa-branded cards and volumes. Over the life of these contracts, Visa is required to make payments in exchange for certain advertising and promotional rights. In connection with these contractual commitments, Visa has an obligation to spend certain minimum amounts for advertising and marketing promotion over the contract terms. For obligations where the individual years of spend are not specified in the contract, we have estimated the timing of when these amounts will be spent.

(5) Includes dividend amount of $151 million as dividends were declared on October 18, 2011 and will be paid on December 6, 2011 to all holders of record of Visa's common stock as of November 18, 2011.

(6) We have liabilities for uncertain tax positions of $468 million. At September 30, 2011, we also accrued $65 million of interest and $8 million of penalties associated with our uncertain tax positions. We cannot determine the range of cash payments that will be made and the timing of the cash settlements associated with our uncertain tax positions. Therefore, no amounts related to these obligations have been included in the table.

(7) Visa granted a perpetual put option to Visa Europe, which if exercised, will require us to purchase all of the outstanding shares of capital stock of Visa Europe from its members. Due to the perpetual nature of the instrument and the various economic conditions, which could exist when the put is exercised, the ultimate amount and timing of Visa's obligation, if any, cannot be reliably estimated. Therefore, no amounts related to this obligation have been included in the table. However, given the range of different economic environments and circumstances under which Visa Europe could exercise its option, the ultimate purchase price could be several billion dollars or more. The fair value of the Visa Europe put option itself totaling $145 million at September 30, 2011 has also been excluded from this table as it does not represent the amount or an estimate of the amount of Visa's obligation in the event of exercise. See *Liquidity* and *Critical Accounting Estimates* sections of this *Management's Discussion and Analysis* and *Note 2—Visa Europe* to our consolidated financial statements.

(8) We evaluate the need to make contributions to our pension plan after considering the funded status of the pension plan, movements in the discount rate, performance of the plan assets and related tax consequences. Expected contributions to our pension plan have not been included in the table as such amounts are dependent upon the considerations discussed above, and may result in a wide range of amounts. See *Note 11—Pension, Postretirement and Other Benefits* to our consolidated financial statements.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which requires us to make judgments, assumptions and estimates that affect the amounts reported. See *Note 1—Summary of Significant Accounting Policies* to our consolidated financial statements. We have established policies and control procedures which seek to ensure that estimates and assumptions are appropriately governed and applied consistently from period to period. However, actual results could differ from our assumptions and estimates, and such differences could be material.

We believe that the following accounting estimates are the most critical to fully understand and evaluate our reported financial results, as they require our most subjective or complex management judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain and unpredictable.

Revenue Recognition—Client Incentives

Critical Estimates. We enter into incentive agreements with select clients and other business partners designed to build payments volume, increase product acceptance and win merchant preference to route transactions over our network. These incentives are primarily accounted for as reductions to operating revenues or as operating expenses if a separate identifiable benefit can be established. We generally capitalize certain incentive payments under these agreements if certain criteria are met. The capitalization criteria include the existence of future economic benefits to Visa, the existence of legally enforceable recoverability clauses, such as early termination clauses, management's ability and intent to enforce the recoverability clauses and the ability to generate future earnings from the agreement in excess of amounts deferred. Incentives are accrued systematically and rationally based on management's estimate of each client's performance. These accruals are regularly reviewed and estimates of performance are adjusted as appropriate. Capitalized amounts are amortized over the shorter of the period of contractual recoverability or the period of future economic benefit.

Assumptions and Judgment. Estimation of client incentives relies on forecasts of payments volume, card issuance and card conversion. Performance is estimated using customer reported information, transactional information accumulated from our systems, historical information and discussions with our clients.

Impact if Actual Results Differ from Assumptions. If our clients' actual performance or recoverable cash flows are not consistent with our estimates, client incentives may be materially different than initially recorded. Increases in incentive payments are generally driven by increased payment and transaction volume, which drive our net revenue. As a result, in the event incentive payments exceed estimates, such payments are not expected to have a material effect on our financial condition, results of operations or cash flows. The cumulative impact of a revision in estimates is recorded in the period such revisions become probable and estimable. For the year ended September 30, 2011, client incentives represented 17% of gross operating revenues.

Fair Value—Visa Europe Put Option

Critical Estimates. We have granted Visa Europe a perpetual put option which, if exercised, will require us to purchase all of the outstanding shares of capital stock of Visa Europe from its members. The put option provides a formula for determining the purchase price of the Visa Europe shares, which, subject to certain adjustments, applies our forward price-to-earnings multiple, or the P/E ratio (as defined in the option agreement), at the time the option is exercised to Visa Europe's projected adjusted sustainable income for the forward 12-month period, or the adjusted sustainable income (as defined in the option agreement). The calculation of Visa Europe's adjusted sustainable income under the terms of the put option agreement includes potentially material adjustments for cost synergies and other negotiated items.

Upon exercise, the key inputs to this formula, including Visa Europe's adjusted sustainable income, will be the result of negotiation between us and Visa Europe. The put option provides an arbitration mechanism in the event that the two parties are unable to agree on the ultimate purchase price. See *Note 2—Visa Europe* to our consolidated financial statements for further detail regarding the calculation of the put exercise price under the agreement.

The fair value of Visa Europe's option was estimated to be approximately $145 million at September 30, 2011. While the put option is in fact non-transferable, this amount, recorded in our financial statements, represents our estimate of the amount we would be required to pay a third-party market participant to transfer the potential obligation in an orderly transaction. The fair value of the put option is computed by comparing the estimated strike price, under the terms of the put agreement, to the estimated fair value of Visa Europe. The fair value of Visa Europe is defined as the estimated amount a third-party market participant might pay in an arm's length transaction under normal business conditions. A probability of exercise assumption is applied to reflect the possibility that Visa Europe will never exercise its option.

While this amount represents the fair value of the put option at September 30, 2011, it does not represent the actual purchase price that we may be required to pay if the option is exercised, which could be several billion dollars or more. See the *Liquidity and Capital Resources* section of *Management's Discussion and Analysis* for further discussion.

Assumptions and Judgment. The most significant estimates used in the valuation of the fair value of the put option are the assumed probability that Visa Europe will elect to exercise its option and the estimated differential between the forward price-to-earnings multiple applicable to our common stock, as defined in the put option agreement, and that applicable to Visa Europe on a stand-alone basis at the time of exercise, which we refer to as the P/E differential.

Probability of Exercise-Exercise of the put option is at the sole discretion of Visa Europe (on behalf of the Visa Europe shareholders pursuant to authority granted to Visa Europe, under its Articles of Association). We estimate the assumed probability of exercise based on reasonably available information including, but not limited to: (i) Visa Europe's stated intentions; (ii) indications that Visa Europe is preparing to exercise as reflected in its reported financial results; (iii) evaluation of market conditions, including the regulatory environment, that could impact the potential future profitability of Visa Europe; and (iv) qualitative factors applicable to Visa Europe's largest members, which could indicate a change in their need or desire to liquidate their investment holdings.

P/E Differential-The P/E differential is determined by estimating the relative difference in the forward price-to-earnings multiples applicable to our common stock, as defined in the put option agreement, and that applicable to Visa Europe at the time of exercise. For valuation purposes, the forward price-to-earnings multiple applicable to our common stock at the time of exercise is estimated by evaluating various quantitative measures and qualitative factors. Quantitatively, we estimate our P/E ratio by dividing the average stock price over the preceding 24 months (the "long-term P/E calculation") and the last 30 trading dates (the "30-day P/E calculation") prior to the measurement date by the median estimate of our net income per share for the 12 months starting with the next calendar quarter immediately following the reporting date. This median earnings estimate is obtained from the Institutional Brokers' Estimate System (I/B/E/S). We then determine the best estimate of our long-term price-to-earnings multiple for valuation purposes by qualitatively evaluating the 30-day P/E calculation as compared to the long-term P/E calculation. In this evaluation we examine both measures to determine whether differences, if any, are the result of a fundamental change in our long-term value or the result of short-term market volatility or other non-Company specific market factors that may not be indicative of our long-term forward P/E. We believe, given the perpetual nature of the put option, that a market participant would more heavily weight long-term value indicators, as opposed to short-term indicators.

Factors that might indicate a fundamental change in long-term value include, but are not limited to, changes in the regulatory environment, client portfolio, long-term growth rates or new product innovation. A consistent methodology is applied to a group of comparable public companies used to estimate the forward price-to-earnings multiple applicable to Visa Europe. These estimates, therefore, are impacted by changes in stock prices and the financial market's expectations of our future earnings and those of the comparable companies.

Other estimates of lesser significance applied include growth rates and foreign currency exchange rates applied in the calculation of Visa Europe's adjusted sustainable income. The valuation model assumes a large range of annual growth rates, reflecting the different economic environments and circumstances under which Visa Europe could decide to exercise. The lowest growth rates assumed reflect Visa Europe's current business model as an association, owned by its member banks, while the highest reflect a successful shift to a for-profit model in anticipation of exercise. The scenarios with higher growth rates are assigned a significantly higher probability in the valuation model, as we believe a market participant would more heavily weight these scenarios as it is likely that, should it choose to exercise its option, Visa Europe will seek to maximize the purchase price by adopting a for-profit business model in advance of exercising the put option. The foreign exchange rate used to translate Visa Europe's results from Euros to U.S. dollars reflects a blend of forward exchange rates observed in the marketplace. The assumed timing of exercise of the put option used in the various modeled scenarios is not an overly significant assumption in the valuation, as obligations calculated in later years are more heavily discounted in the calculation of present value.

Impact if Actual Results Differ from Assumptions. In the determination of the fair value of the put option at September 30, 2011, we have assumed a 40% probability of exercise by Visa Europe at some point in the future and an estimated long-term P/E differential at the time of exercise of approximately 1.9x. The use of a probability of exercise that is 5% higher than our estimate would have

resulted in an increase of approximately $18 million in the value of the put option. An increase of 1.0x in the assumed P/E differential would have resulted in an increase of approximately $84 million in the value of the put option. The put option is exercisable at any time at the sole discretion of Visa Europe. As such, the put option liability is included in accrued liabilities on our consolidated balance sheet at September 30, 2011. Classification in current liabilities is not an indication of management's expectation of exercise and simply reflects the fact that this obligation could become payable within 12 months.

Fair Value-Goodwill and Intangible Assets

Critical Estimates. We are required to estimate the fair value and useful lives of assets acquired and liabilities assumed, including intangible assets, in a business combination. The difference between the purchase price and the fair value of the assets acquired and liabilities assumed is goodwill. We are subsequently required to assess assets acquired and goodwill for impairment.

Assumptions and Judgment. Judgment used in the valuation of assets and liabilities assumed in business combinations, including goodwill and intangible assets, can include the cash flows that an asset is expected to generate, the weighted-average cost of capital and a discount rate determined by management. We believe that the assumptions made are comparable to those that market participants would use in making estimates of fair value. Determining the expected life of an intangible asset requires management's judgment and is based on the evaluation of various factors, including the competitive environment, market share, customer history and macroeconomic situation. We determined that our Visa brand, customer relationships and Visa Europe franchise right are intangible assets with indefinite lives, based on our significant market share, history of strong revenue and cash flow performance, and historical retention rates. As a result of acquiring Fundamo in June 2011, PlaySpan in March 2011 and CyberSource in July 2010, respectively, we acquired intangible assets comprising customer relationships, tradenames and reseller relationships, which we determined have finite useful lives ranging primarily from 1 to 15 years. See *Note 5—Acquisitions* and *Note 8—Intangible Assets, Net* to our consolidated financial statements. Our assets acquired, liabilities assumed and related goodwill are assigned to respective reporting units, and goodwill impairment is assessed at the reporting unit level.

Indefinite-lived intangible assets. Annually or whenever events or changes in circumstances indicate that impairment may exist, we test each category of indefinite-lived intangible assets for impairment on an aggregate basis, which may require the allocation of cash flows and/or an estimate of fair value to those assets or asset group. Impairment exists if the fair value of the indefinite-lived intangible asset is less than the carrying value. We rely on a number of factors when completing impairment assessment including a review of discounted future cash flows, business plans and use of present value techniques. As of February 1, 2011, our annual impairment review date, we evaluated our indefinite-lived intangible assets for impairment and concluded there was no impairment as of that date. No recent events or changes in circumstances indicate that impairment may exist thereafter as reflected by the overall performance of our business and market capitalization.

Finite-lived intangible assets. We evaluate the recoverability of finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If the sum of expected undiscounted future cash flows is less than the carrying amount of an asset or asset group, an impairment loss is recognized. The loss is measured as the amount by which the carrying amount of the asset or asset group exceeds its fair value. No recent events or changes in circumstances indicate that finite-lived intangible assets were impaired as of September 30, 2011.

Goodwill. Review of goodwill impairment is completed annually or whenever events or changes in circumstances indicate that impairment may exist. Goodwill impairment is reviewed using a two-step

process. The first step compares the fair value of the reporting unit to its carrying value. If the fair value exceeds the carrying value, no impairment exists, and the second step is not performed. If the fair value is less than the carrying value, the second step is performed to compute the amount of the impairment by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. We allocate goodwill to reporting units based on the reporting unit expected to benefit from the acquisition. We rely on a number of factors when completing impairment assessment including a review of discounted future cash flows, business plans and use of present value techniques. We evaluated our goodwill for impairment on February 1, 2011, our annual impairment review date, and concluded there was no impairment as of that date. Subsequent to this annual assessment, we acquired Fundamo and PlaySpan, which resulted in additional goodwill. No recent events or changes in circumstances indicate that impairment exists as reflected by the business performance of our reporting units and overall market capitalization as of September 30, 2011.

Impact if Actual Results Differ from Assumptions. If actual results are not consistent with our assumptions and estimates, we may be exposed to impairment charges. The carrying values of goodwill and intangible assets, net were $11.7 billion and $11.4 billion, respectively, including $10.9 billion of indefinite-lived intangible assets and $553 million of finite-lived intangible assets, net at September 30, 2011.

Legal and Regulatory Matters

Critical Estimates. We are currently involved in various legal proceedings, the outcomes of which are not within our complete control or may not be known for prolonged periods of time. Management is required to assess the probability of loss and amount of such loss, if any, in preparing our financial statements.

Assumptions and Judgment. We evaluate the likelihood of a potential loss from legal or regulatory proceedings to which we are a party. We record a liability for such claims when a loss is considered probable and the amount can be reasonably estimated. Significant judgment may be required in the determination of both probability and whether an exposure is reasonably estimable. Our judgments are subjective based on the status of the legal or regulatory proceedings, the merits of our defenses and consultation with in-house and outside legal counsel. As additional information becomes available, we reassess the potential liability related to pending claims and may revise our estimates.

Our retrospective responsibility plan only addresses monetary liabilities from settlements of, or final judgments in, the covered litigation. The plan's mechanisms include the use of the litigation escrow account. The accrual related to covered litigation could be either higher or lower than the escrow account balance. We did not record an additional accrual for covered litigation during fiscal 2011. See *Note 3—Retrospective Responsibility Plan* to our consolidated financial statements.

Impact if Actual Results Differ from Assumptions. Due to the inherent uncertainties of the legal and regulatory processes in the multiple jurisdictions in which we operate, our judgments may be materially different than the actual outcomes, which could have material adverse effects on our business, financial conditions and results of operations. See *Note 21—Legal Matters* to our consolidated financial statements.

Income Taxes

Critical Estimates. In calculating our effective tax rate, we make judgments regarding certain tax positions, including the timing and amount of deductions and allocations of income among various tax jurisdictions.

Assumptions and Judgment. We have various tax filing positions with regard to the timing and amount of deductions and credits, the establishment of liabilities for uncertain tax positions and the

allocation of income among various tax jurisdictions. We are also required to inventory, evaluate and measure all uncertain tax positions taken or to be taken on tax returns and to record liabilities for the amount of such positions that may not be sustained, or may only be partially sustained, upon examination by the relevant taxing authorities.

Impact if Actual Results Differ from Assumptions. Although we believe that our estimates and judgments are reasonable, actual results may differ from these estimates. Some or all of these judgments are subject to review by the taxing authorities, including our current and deferred tax benefits associated with the settlement of the American Express litigation and the Discover litigation and other matters. See *Note 21—Legal Matters* to our consolidated financial statements. If one or more of the taxing authorities were to successfully challenge our right to realize some or all of the tax benefit we have recorded, and we were unable to realize this benefit, it could have a material and adverse effect on our financial results and cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential economic loss arising from adverse changes in market factors. Our exposure to financial market risks results primarily from fluctuations in foreign currency exchange rates, interest rates and equity prices. Cash and cash equivalents are not considered to be subject to significant interest rate risk due to the short period of time to maturity. Aggregate risk exposures are monitored on an ongoing basis. We do not hold or enter into derivatives or other financial instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

Although most of our activities are transacted in U.S. dollars, we are exposed to adverse fluctuations in foreign currency exchange rates. Risks from foreign currency exchange rate fluctuations are primarily related to adverse changes in the dollar value of revenues generated from foreign currency-denominated transactions and adverse changes in the dollar value of payments in foreign currencies, primarily for expenses at our non-U.S. locations. We manage these risks by entering into foreign currency forward contracts with cash flow hedge accounting designation that hedge exposures of the variability in the U.S. dollar equivalent of anticipated non-U.S. dollar denominated cash flows. Our foreign currency exchange rate risk management program reduces, but does not entirely eliminate, the impact of foreign currency exchange rate movements.

We utilize a rolling hedge strategy program to reduce the exchange rate risk from forecasted net exposure of revenues derived from and payments made in foreign currencies during the following 12 months. The aggregate notional amount of our foreign currency forward contracts outstanding in our exchange rate risk management program was $651 million and $627 million at September 30, 2011 and 2010, respectively. The aggregate notional amount of $651 million outstanding at September 30, 2011, is fully consistent with our strategy and treasury policy aimed at reducing foreign exchange risk below a predetermined and approved threshold. However, actual results for this period could materially differ from our forecast. The effect of a hypothetical 10% change of the U.S. dollar is estimated to create an additional fair value gain or loss of approximately $54 million on our foreign currency forward contracts outstanding at September 30, 2011. See *Note 13—Derivative Financial Instruments* to our consolidated financial statements.

We are also subject to foreign currency exchange risk in daily settlement activities. This risk arises from the timing of rate setting for settlement with clients relative to the timing of market trades for balancing currency positions. Risk in settlement activities is limited through daily operating procedures, including the utilization of Visa settlement systems and our interaction with foreign exchange trading counterparties.

Interest Rate Risk

Our investment portfolio assets are held in both fixed-rate and adjustable-rate securities. These assets are included in cash equivalents, short-term available-for-sale investments and long-term available-for-sale investments. Investments in fixed rate instruments carry a degree of interest rate risk. The fair value of fixed rate securities may be adversely impacted due to a rise in interest rates. Additionally, a falling rate environment creates reinvestment risk because as securities mature the proceeds are reinvested at a lower rate, generating less interest income. Historically, we have been able to hold investments until maturity. Our operating results or cash flows have not been, and are not expected to be, materially impacted by a sudden change in market interest rates.

The fair value balances of our fixed-rate investment securities at September 30, 2011 and 2010, were $1.2 billion and $135 million, respectively. A hypothetical 100 basis point increase or decrease in interest rates would not have a material impact on our investment portfolio at September 30, 2011. The fair value balances of our adjustable-rate debt securities were $764 million and $13 million at September 30, 2011 and 2010, respectively.

Equity Price Risk

Visa Europe Put Option. We have a liability related to the put option with Visa Europe which is recorded at fair market value at September 30, 2011. We are required to record any change in the fair value of the put option on a quarterly basis. In the determination of the fair value of the put option at September 30, 2011, we have assumed a 40% probability of exercise by Visa Europe at some point in the future and a P/E differential, at the time of exercise, of approximately 1.9x. The use of a probability of exercise 5% higher than our estimate would have resulted in an increase of approximately $18 million in the value of the put option. An increase of 1.0x in the assumed P/E differential would have resulted in an increase of approximately $84 million in the value of the put option. See *Liquidity and Capital Resources* and *Critical Accounting Estimates* above.

Pension Plan. Our U.S. defined benefit pension plan assets were $783 million and $766 million and projected benefit obligations were $839 million and $743 million at September 30, 2011 and 2010, respectively. A material adverse decline in the value of pension plan assets and/or the discount rate for benefit obligations would result in a decrease in the funded status of the plan, an increase in pension cost and an increase in required funding. We will continue to monitor the performance of pension plan assets and market conditions as we evaluate the amount of our contribution to the plan for fiscal 2012, which we expect to make in September 2012.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Quantitative and qualitative disclosures about market risk are included in *Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations* of this report.

ITEM 8. Financial Statements and Supplementary Data

VISA INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Visa Inc.:

We have audited the accompanying consolidated balance sheets of Visa Inc. and subsidiaries as of September 30, 2011 and 2010, and the related consolidated statements of operations, changes in equity, comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2011. We also have audited Visa Inc.'s internal control over financial reporting as of September 30, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Visa Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Visa Inc. and subsidiaries as of September 30, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Visa Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP
San Francisco, California
November 17, 2011

VISA INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2011	September 30, 2010
	(in millions, except par value data)	
Assets		
Cash and cash equivalents	$ 2,127	$ 3,867
Restricted cash—litigation escrow (Note 3)	2,857	1,866
Investment securities (Note 4)		
Trading	57	60
Available-for-sale	1,214	124
Settlement receivable	412	402
Accounts receivable	560	476
Customer collateral (Note 12)	931	899
Current portion of client incentives	278	175
Current portion of deferred tax assets (Note 20)	489	623
Prepaid expenses and other current assets (Note 6)	265	242
Total current assets	9,190	8,734
Restricted cash—litigation escrow (Note 3)	—	70
Investment securities, available-for-sale (Note 4)	711	24
Client incentives	85	101
Property, equipment and technology, net (Note 7)	1,541	1,357
Other assets (Note 6)	129	197
Intangible assets, net (Note 8)	11,436	11,478
Goodwill	11,668	11,447
Total assets	$34,760	$33,408
Liabilities		
Accounts payable	$ 169	$ 137
Settlement payable	449	406
Customer collateral (Note 12)	931	899
Accrued compensation and benefits	387	370
Client incentives	528	418
Accrued liabilities (Note 9)	562	625
Current portion of long-term debt (Note 10)	—	12
Current portion of accrued litigation (Note 21)	425	631
Total current liabilities	3,451	3,498
Long-term debt (Note 10)	—	32
Accrued litigation (Note 21)	—	66
Deferred tax liabilities (Note 20)	4,205	4,181
Other liabilities (Note 9)	667	617
Total liabilities	8,323	8,394
Commitments and contingencies (Note 18)		

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	September 30, 2011	September 30, 2010
	(in millions, except par value data)	
Equity		
Preferred stock, $0.0001 par value, 25 shares authorized and none issued	$ —	$ —
Class A common stock, $0.0001 par value, 2,001,622 shares authorized, 520 and 493 shares issued and outstanding at September 30, 2011, and September 30, 2010, respectively (Note 15)	—	—
Class B common stock, $0.0001 par value, 622 shares authorized, 245 shares issued and outstanding at September 30, 2011 and September 30, 2010 (Note 15)	—	—
Class C common stock, $0.0001 par value, 1,097 shares authorized, 47 and 97 shares issued and outstanding at September 30, 2011, and September 30, 2010, respectively (Note 15)	—	—
Additional paid-in capital	19,907	20,794
Accumulated income	6,706	4,368
Accumulated other comprehensive income (loss), net		
Investment securities, available-for-sale	—	3
Defined benefit pension and other postretirement plans	(186)	(115)
Derivative instruments classified as cash flow hedges	18	(40)
Foreign currency translation adjustments	(8)	1
Total accumulated other comprehensive loss, net	(176)	(151)
Total Visa Inc. stockholders' equity	26,437	25,011
Non-controlling interest	—	3
Total equity	26,437	25,014
Total liabilities and equity	$34,760	$33,408

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended September 30,		
	2011	2010	2009
	(in millions, except per share data)		
Operating Revenues			
Service revenues	$ 4,261	$ 3,497	$ 3,174
Data processing revenues	3,478	3,125	2,430
International transaction revenues	2,674	2,290	1,916
Other revenues	655	713	625
Client incentives	(1,880)	(1,560)	(1,234)
Total operating revenues	9,188	8,065	6,911
Operating Expenses			
Personnel	1,459	1,222	1,228
Network and processing	357	425	393
Marketing	870	964	918
Professional fees	337	286	268
Depreciation and amortization	288	265	226
General and administrative	414	359	338
Litigation provision (Note 21)	7	(45)	2
Total operating expenses	3,732	3,476	3,373
Operating income	5,456	4,589	3,538
Other Income (Expense)			
Interest expense	(32)	(72)	(115)
Investment income, net (Note 4)	108	49	575
Other	124	72	2
Total other income	200	49	462
Income before income taxes	5,656	4,638	4,000
Income tax provision	2,010	1,674	1,648
Net income including non-controlling interest	3,646	2,964	2,352
Loss attributable to non-controlling interest	4	2	1
Net income attributable to Visa Inc.	$ 3,650	$ 2,966	$ 2,353
Basic earnings per share (Note 16)			
Class A common stock	$ 5.18	$ 4.03	$ 3.10
Class B common stock	$ 2.59	$ 2.31	$ 1.98
Class C common stock	$ 5.18	$ 4.03	$ 3.10
Basic weighted-average shares outstanding (Note 16)			
Class A common stock	509	482	451
Class B common stock	245	245	245
Class C common stock	70	112	148

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

	For the Years Ended September 30,		
	2011	2010	2009
	(in millions, except per share data)		
Diluted earnings per share (Note 16)			
Class A common stock	$5.16	$4.01	$3.10
Class B common stock	$2.58	$2.30	$1.98
Class C common stock	$5.16	$4.01	$3.10
Diluted weighted-average shares outstanding (Note 16)			
Class A common stock	707	739	759
Class B common stock	245	245	245
Class C common stock	70	112	148

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended September 30,		
	2011	2010	2009
	(in millions)		
Net income including non-controlling interest	$3,646	$2,964	$2,352
Other comprehensive income (loss), net of tax:			
Investment securities, available-for-sale			
Net unrealized (loss) gain	(1)	(10)	18
Income tax effect	—	4	(7)
Reclassification adjustment for net gain realized in net income including non-controlling interest	(4)	(1)	(3)
Income tax effect	2	—	1
Defined benefit pension and other postretirement plans	(117)	35	(112)
Income tax effect	46	(14)	42
Derivative instruments classified as cash flow hedges			
Net unrealized loss (gain)	18	(28)	(92)
Income tax effect	(9)	6	30
Reclassification adjustment for net loss realized in net income including non-controlling interest	62	61	6
Income tax effect	(13)	(21)	(2)
Foreign currency translation adjustments	(9)	5	1
Other comprehensive (loss) income, net of tax	(25)	37	(118)
Comprehensive income including non-controlling interest	$3,621	$3,001	$2,234
Comprehensive loss attributable to non-controlling interest	4	2	1
Comprehensive income attributable to Visa Inc.	$3,625	$3,003	$2,235

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Common Stock									
	Class A	Class B	Class C[1]	Class C (series III and series IV)	Additional Paid-In Capital	Treasury Stock	Accumulated Income (Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests	Total Equity (Deficit)
					(in millions, except per share data)					
Balance as of September 30, 2008	448	245	124	28	$21,060	$(35)	$ 186	$ (70)	$—	$21,141
Net income attributable to Visa Inc.							2,353			2,353
Loss attributable to non-controlling interest									(1)	(1)
Other comprehensive loss, net of tax								(118)		(118)
Comprehensive income including non-controlling interest										2,234
Issuance of restricted share awards	1				—					—
Conversion of class C (series III) and class C (series IV) into class C (series I) common stock			28	(28)						—
Conversion of class C common stock upon sale into public market	21		(21)							—
Share-based compensation (Note 17)					115					115
Excess tax benefit for share-based compensation					7					7
Cash proceeds from exercise of stock options					32					32
Restricted stock instruments settled in cash for taxes					(22)					(22)
Accretion of class C (series II) common stock							(2)			(2)
Cash dividends declared and paid, at a quarterly amount of $0.105 per as-converted share							(318)			(318)
Gain upon issuance of equity interest in joint venture					6					6
Retirement of treasury stock					(39)	34				(5)
Special IPO dividends received from cost-method investees					1	(1)				—
Investment in partially-owned consolidated subsidiary									5	5
Balance as of September 30, 2009	470	245	131	—	$21,160	$ (2)	$2,219	$(188)	$ 4	$23,193

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Common Stock									
	Class A	Class B	Class C(1)	Class C (series III and series IV)	Additional Paid-In Capital	Treasury Stock	Accumulated Income (Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests	Total Equity (Deficit)
					(in millions, except per share data)					
Balance as of September 30, 2009	470	245	131	—	$21,160	$ (2)	$2,219	$(188)	$ 4	$23,193
Net income attributable to Visa Inc.							2,966			2,966
Loss attributable to non-controlling interest									(2)	(2)
Other comprehensive income, net of tax								37		37
Comprehensive income including non-controlling interest										3,001
Issuance of restricted share awards	1									—
Conversion of class C common stock upon sale into public market	34		(34)							—
Share-based compensation (Note 17)					131					131
Excess tax benefit for share-based compensation					14					14
Cash proceeds from exercise of stock options	1				56					56
Restricted stock instruments settled in cash for taxes					(14)					(14)
Cash dividends declared and paid, at a quarterly amount of $0.125 per as-converted share							(368)			(368)
Retirement of treasury stock					(2)	2				—
Repurchase of class A common stock	(13)				(551)		(449)			(1,000)
Special IPO dividends received from cost-method investees					1					1
Investment in partially-owned consolidated subsidiary					(1)				1	—
Balance as of September 30, 2010	493	245	97	—	$20,794	$—	$4,368	$(151)	$ 3	$25,014

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Common Stock									
	Class A	Class B	Class C[1]	Class C (series III and series IV)	Additional Paid-In Capital	Treasury Stock	Accumulated Income (Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests	Total Equity (Deficit)
					(in millions, except per share data)					
Balance as of September 30, 2010	493	245	97	—	$20,794	$—	$4,368	$(151)	$ 3	$25,014
Net income attributable to Visa Inc.							3,650			3,650
Loss attributable to non-controlling interest									(4)	(4)
Other comprehensive income, net of tax								(25)		(25)
Comprehensive income including non-controlling interest										3,621
Issuance of restricted share awards	1									—
Vesting of restricted stock units and performance shares	1									
Conversion of class C common stock upon sale into public market	50		(50)							—
Share-based compensation (Note 17)					154					154
Excess tax benefit for share-based compensation					18					18
Cash proceeds from exercise of stock options	3				99					99
Restricted stock instruments settled in cash for taxes	(1)				(22)					(22)
Cash dividends declared and paid, at a quarterly amount of $0.15 per as-converted share (Note 15)							(423)			(423)
Repurchase of class A common stock (Note 15)	(27)				(1,135)		(889)			(2,024)
Investment in partially-owned consolidated subsidiary					(1)				1	—
Balance as of September 30, 2011	520	245	47	—	19,907	—	6,706	(176)	—	26,437

(1) Shares of class C (series I) common stock were designated as class C common stock with no series designation upon October 2008 redemption.

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,		
	2011	2010	2009
	(in millions)		
Operating Activities			
Net income including non-controlling interest	$ 3,646	$ 2,964	$ 2,352
Adjustments to reconcile net income including non-controlling interest to net cash provided by (used in) operating activities:			
Amortization of client incentives	1,880	1,560	1,234
Fair value adjustment for the Visa Europe put option	(122)	(79)	—
Share-based compensation	154	131	115
Excess tax benefit for share-based compensation	(18)	(14)	(7)
Depreciation and amortization of property, equipment and technology and intangible assets	288	265	226
Litigation provision and accretion (Note 21)	18	(18)	95
Net recognized (gain) loss on investment securities, including other-than-temporary impairment	(3)	(21)	5
Net recognized gain on other investments, including other-than-temporary impairment	(92)	(3)	(462)
Deferred income taxes	164	249	297
Other	(9)	(8)	(35)
Change in operating assets and liabilities:			
Trading securities	3	(1)	34
Settlement receivable	(4)	203	526
Accounts receivable	(79)	(7)	(102)
Client incentives	(1,857)	(1,386)	(1,136)
Other assets	(1)	(41)	(109)
Accounts payable	29	(21)	(3)
Settlement payable	36	(245)	(461)
Accrued compensation and benefits	16	(26)	(23)
Accrued and other liabilities	113	191	213
Accrued litigation	(290)	(1,002)	(2,201)
Net cash provided by operating activities	3,872	2,691	558
Investing Activities			
Acquisition, net of cash received of $22, $147 and $0, respectively (Note 5)	(268)	(1,805)	—
Purchases of property, equipment and technology	(353)	(241)	(306)
Proceeds from disposal of property, equipment and technology	—	3	—
Distributions from money market investment	—	89	884
Investment securities, available-for-sale:			
Purchases	(1,910)	(11)	(7)
Proceeds from sales and maturities	129	67	297
Purchases of / contributions to other investments	(13)	(17)	(48)
Proceeds / distributions of other investments	116	11	1,010
Net cash (used in) provided by investing activities	(2,299)	(1,904)	1,830

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	For the Years Ended September 30,		
	2011	2010	2009
	(in millions)		
Financing Activities			
Repurchase of class A common stock (Note 15)	(2,024)	(1,000)	—
Dividends paid (Note 15)	(423)	(368)	(318)
Deposits into litigation escrow account—retrospective responsibility plan (Note 3)	(1,200)	(500)	(1,800)
Payments from litigation escrow account—retrospective responsibility plan (Note 3)	280	280	2,028
Cash proceeds from exercise of stock options	99	56	32
Excess tax benefit for share-based compensation	18	14	7
Principal payments on debt	(44)	(12)	(50)
Principal payments on capital lease obligations	(10)	(12)	(4)
Payment for redemption of stock	—	—	(2,646)
Net cash used in financing activities	(3,304)	(1,542)	(2,751)
Effect of exchange rate changes on cash and cash equivalents	(9)	5	1
Decrease in cash and cash equivalents	(1,740)	(750)	(362)
Cash and cash equivalents at beginning of year	3,867	4,617	4,979
Cash and cash equivalents at end of year	$ 2,127	$ 3,867	$ 4,617
Supplemental Disclosure of Cash Flow Information			
Income taxes paid, net of refunds	$ 1,731	$ 1,291	$ 1,172
Amounts included in accounts payable and accrued and other liabilities related to purchases of property, equipment and technology	$ 36	$ 31	$ 18
Interest payments on debt	$ 3	$ 4	$ 7
Assets acquired in joint venture with note payable and equity interest issued	$ —	$ —	$ 22

See accompanying notes, which are an integral part of these consolidated financial statements.

VISA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(in millions, except as noted)

Note 1—Summary of Significant Accounting Policies

Organization. In a series of transactions from October 1 to October 3, 2007, Visa Inc. ("Visa" or the "Company") undertook a reorganization in which Visa U.S.A. Inc. ("Visa U.S.A."), Visa International Service Association ("Visa International"), Visa Canada Corporation ("Visa Canada") and Inovant LLC ("Inovant") became direct or indirect subsidiaries of Visa and the retrospective responsibility plan was established. See *Note 3—Retrospective Responsibility Plan.* The reorganization was reflected as a single transaction on October 1, 2007 using the purchase method of accounting with Visa U.S.A. as the accounting acquirer. Visa Europe did not become a subsidiary of Visa Inc., but rather remained owned and governed by its European member financial institutions. See *Note 2—Visa Europe.*

Visa Inc. is a global payments technology company that connects consumers, businesses, banks and governments around the world, enabling them to use digital currency instead of cash and checks. Visa and its wholly-owned consolidated subsidiaries, including Visa U.S.A. Inc., Visa International Service Association, Visa Worldwide Pte. Limited ("VWPL"), Visa Canada Corporation, Inovant LLC and CyberSource Corporation ("CyberSource"), operate the world's largest retail electronic payments network. The Company provides its clients with payment processing platforms that encompass consumer credit, debit, prepaid and commercial payments, and facilitates global commerce through the transfer of value and information among financial institutions, merchants, consumers, businesses and government entities. The Company does not issue cards, set fees, or determine the interest rates consumers will be charged on Visa-branded cards, which are the independent responsibility of the Company's issuing clients. The Company acquired PlaySpan Inc. ("PlaySpan") on March 1, 2011, and Fundamo (Proprietary) Limited ("Fundamo") on June 9, 2011. See *Note 5—Acquisitions.*

Consolidation and basis of presentation. The consolidated financial statements include the accounts of Visa Inc. and its consolidated entities and are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company consolidates its majority-owned and controlled entities, including variable interest entities ("VIEs") for which the Company is the primary beneficiary. The Company's VIEs have not been material to its consolidated financial statements as of and for the periods presented. Non-controlling interests are reported as a component of equity. All significant intercompany accounts and transactions are eliminated in consolidation. Beginning with the first quarter of fiscal 2011, equity in earnings of unconsolidated affiliates is combined with other in the other income (expense) line on the consolidated statements of operations. Prior period information has been reclassified to conform to this presentation. The Company also updated select captions within the consolidated financial statements beginning with the first quarter of fiscal 2011 to better reflect underlying activities; however, the grouping of underlying financial accounts remains unchanged.

The Company has one reportable segment, "Payment Services." The Company's activities are interrelated and each activity is dependent upon and supportive of the other. Accordingly, all significant operating decisions are based on analysis of Visa Inc. as a single global business.

Effective fiscal 2011, the Company adopted Accounting Standards Codification ("ASC") 810-10, issued by the Financial Accounting Standards Board ("FASB") that changed how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based

on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The adoption did not have a material impact on the consolidated financial statements.

Use of estimates. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Future actual results could materially differ from these estimates. The use of estimates in specific accounting policies is described further below as appropriate.

Cash and cash equivalents. Cash and cash equivalents include cash and certain highly liquid investments with original maturities of 90 days or less from the date of purchase. Cash equivalents are recorded at cost, which approximates fair value.

Restricted cash—litigation escrow. The Company deposited funds from the IPO and its own funds into an escrow account from which settlements of, or judgments in, the covered litigation will be paid. See *Note 21—Legal Matters* for a discussion of covered litigation. The escrow funds are held in money market investments together with the income earned, less applicable taxes payable, and classified as restricted cash on the consolidated balance sheets. The amount of the escrow account, equivalent to the actual undiscounted amount of payments expected to be made beyond one year from the balance sheet date for settled claims, is classified as a non-current asset. Interest earned on escrow funds is included in investment income, net, on the consolidated statements of operations.

Investments and fair value. The Company measures certain required assets and liabilities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are reported under a three-level valuation hierarchy. The classification of the Company's financial assets and liabilities within the hierarchy is as follows:

Level 1—Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities. The fair value of the Company's cash equivalents (money market funds), mutual fund equity securities, U.S. Treasury securities, and exchange-traded equity securities are based on quoted prices and are therefore classified as Level 1. See *Note 4—Fair Value Measurements and Investments.*

Level 2—Inputs to the valuation methodology can include: (1) quoted prices in active markets for similar (not identical) assets or liabilities; (2) quoted prices for identical or similar assets in non-active markets; (3) inputs other than quoted prices that are observable for the asset or liability; or (4) inputs that are derived principally from or corroborated by observable market data.

Level 2 assets include U.S. government-sponsored debt securities for which fair value is based on quoted prices in active markets for similar assets, and other observable inputs. Foreign exchange derivative instruments in an asset or liability position are also classified as Level 2 and are valued using inputs that are derived principally from or corroborated with observable market data. See *Note 4—Fair Value Measurements and Investments.*

Level 3—Inputs to the valuation methodology are unobservable and cannot be corroborated by observable market data. Inputs reflect the use of significant management judgment via the use of pricing models for which the assumptions include estimates of market participant assumptions. Level 3 assets include the Company's auction rate securities. Level 3 liabilities include the Visa Europe put option and the earn-out related to the PlaySpan acquisition. See *Note 4—Fair Value Measurements and Investments*.

Effective January 1, 2011, the Company adopted Accounting Standards Update ("ASU") 2010-06 issued by the FASB. This ASU impacts disclosures only and requires additional information in the roll-forward of Level 3 assets and liabilities, including the presentation of purchases, sales, issuances and settlements on a gross basis. See *Note 4—Fair Value Measurements and Investments.*

Available-for-sale securities include investments in debt and marketable equity securities. These securities are recorded at cost at the time of purchase and are carried at fair value. The Company classifies its debt and marketable equity securities as available-for-sale to meet its operational needs. Investments with original maturities greater than 90 days and stated maturities less than one year from the balance sheet date are current assets, while those with stated maturities greater than one year from the balance sheet date are non-current assets. Unrealized gains and losses are reported in accumulated other comprehensive income (loss) on the consolidated balance sheets. The specific identification method is used to determine realized gain or loss. Dividend and interest income are recognized when earned and are included in investment income, net on the consolidated statements of operations.

The Company evaluates its debt securities for other-than-temporary impairment, or OTTI, on an ongoing basis. OTTI is assessed when fair value is below amortized cost. When there has been a decline in fair value of a debt security below amortized cost basis, the Company recognizes OTTI if (1) it has the intent to sell the security, (2) it is more likely than not that it will be required to sell the security before recovery of the amortized cost basis, or (3) it does not expect to recover the entire amortized cost basis of the security. The Company has not presented required separate disclosures because its gross unrealized loss positions in debt securities for the periods presented are not material. In addition, the credit and non-credit loss components of debt securities on the balance sheet for which OTTI was previously recognized were not material. The Company had no OTTI for available-for-sale debt securities during fiscal 2011 and 2010. The Company recognized OTTI of $9 million during fiscal 2009 primarily related to corporate debt, mortgage backed and asset backed securities.

Trading assets include mutual fund equity security investments related to various employee compensation and benefit plans. The trading activity of these investments is dependent upon the actions of the Company's employees. Interest and dividend income and changes in fair value are recorded in investment income, net, and offset in personnel expense on the consolidated statements of operations.

The Company uses the equity method of accounting for investments in other entities when it holds between 20% and 50% ownership in the entity or when it exercises significant influence. Under the equity method, the Company's share of each entity's profit or loss is reflected in the other line within the other income (expense) caption on the consolidated statements of operations. The equity method of accounting is also used for flow-through entities such as limited partnerships and limited liability

companies when the investment ownership percentage is equal to or greater than 5% of outstanding ownership interests, regardless of whether the Company has significant influence over the investees.

The Company accounts for investments in other entities under the historical cost method of accounting when it holds less than 20% ownership in the entity or for flow-through entities when the investment ownership is less than 5%, and the Company does not exercise significant influence. These investments consist of equity holdings in non-public companies and are recorded in other assets on the consolidated balance sheets.

The Company regularly reviews investments accounted for under the cost and equity methods for possible impairment, which generally involves an analysis of the facts and changes in circumstances influencing the investment, expectations of the entity's cash flows and capital needs, and the viability of its business model.

Financial instruments. The Company considers the following to be financial instruments: cash and cash equivalents, restricted cash-litigation escrow, trading and available-for sale investments, accounts receivable, non-marketable equity investments, customer collateral, accounts payable, debt, settlement guarantees, derivative instruments, the Visa Europe put option, settlement receivable and payable, and the earn-out provision related to the PlaySpan acquisition. The estimated fair value of such instruments at September 30, 2011 approximates their carrying value as reported on the consolidated balance sheets except as otherwise disclosed, or as deemed impracticable to estimate the fair value, such as for non-marketable equity investments. See *Note 4—Fair Value Measurements and Investments.*

Settlement receivable and payable. The Company operates systems for clearing and settling customer payment transactions. Net settlements are generally cleared within one to two business days, resulting in amounts due to and from clients. These settlement receivables and payables are stated at cost and are presented gross on the consolidated balance sheets.

Customer collateral. The Company holds cash deposits and other non-cash assets from certain clients in order to ensure their performance of settlement obligations arising from credit, debit and travelers cheque product clearings. The cash collateral assets are restricted and fully offset by corresponding liabilities and both balances are presented on the consolidated balance sheets. Non-cash collateral assets are held on behalf of the Company by a third party and are not recorded on the consolidated balance sheets. See *Note 12—Settlement Guarantee Management.*

Client incentives. The Company enters into incentive agreements with select clients and other business partners designed to build payments volume, increase product acceptance and win merchant preference for transaction routing. These incentives are primarily accounted for as reductions to operating revenues or as operating expenses if a separate identifiable benefit can be established. The Company generally capitalizes certain incentive payments under these agreements if certain criteria are met. The capitalization criteria include the existence of future economic benefits to Visa, the existence of legally enforceable recoverability clauses, such as early termination clauses, management's ability and intent to enforce the recoverability clauses and the ability to generate future earnings from the agreement in excess of amounts deferred. Incentives are accrued systematically and rationally based on management's estimate of each client's performance. These accruals are regularly reviewed and estimates of performance are adjusted as appropriate. Capitalized amounts are amortized over the shorter of the period of contractual recoverability or the period of future economic benefit.

Property, equipment and technology, net. Property, equipment and technology, net are recorded at historical cost less accumulated depreciation and amortization, which are computed on a straight-line basis over the asset's estimated useful life. Depreciation and amortization of technology, furniture, fixtures and equipment are computed over estimated useful lives ranging from 2 to 7 years. Capital leases are amortized over the lease term and leasehold improvements are amortized over the shorter of the useful life of the asset or lease term. Building improvements are depreciated between 3 and 40 years, and buildings are depreciated over 40 years. Improvements that increase functionality of the asset are capitalized and depreciated over the asset's remaining useful life. Land and construction-in-progress are not depreciated. Fully depreciated assets are retained in property, equipment and technology, net, until removed from service.

Technology includes purchased and internally developed software, including technology assets obtained through acquisitions. Internally developed software represents software primarily used by the VisaNet electronic payment network. Internal and external costs incurred during the preliminary project stage are expensed as incurred. Qualifying costs incurred during the application development stage are capitalized. Once the project is substantially complete and ready for its intended use these costs are amortized on a straight-line basis over the technology's estimated useful life.

The Company evaluates the recoverability of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If the sum of expected undiscounted future cash flows is less than the carrying amount of an asset or asset group, an impairment loss is recognized to the extent that the carrying amount of the asset or asset group exceeds its fair value.

Leases. The Company enters into operating and capital leases for the use of premises, software and equipment. Rent expense related to operating lease agreements which may or may not contain lease incentives is recorded on a straight-line basis over the lease term.

Intangible assets, net. The Company records identifiable intangible assets at fair value on the date of acquisition and evaluates the useful life of each asset. Finite-lived intangible assets are amortized on a straight-line basis and are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Intangible assets with indefinite useful lives are not amortized but are evaluated for impairment annually or whenever events or changes in circumstances indicate that impairment may exist.

Indefinite-lived intangible assets consist of tradename, customer relationships and Visa Europe franchise right acquired in the October 2007 reorganization. The Company tests each category of indefinite-lived intangible assets for impairment on an aggregate basis, which may require the allocation of cash flows and/or an estimate of fair value to those assets or asset group. Impairment exists if the fair value of the indefinite-lived intangible asset is less than the carrying value. The Company relies on a number of factors when completing impairment assessments, including a review of discounted future cash flows, business plans and use of present value techniques.

The Company has historically performed its annual impairment testing of goodwill and indefinite-lived intangible assets as of July 1 of each year. During the second quarter of fiscal 2011, the Company changed the annual impairment testing date from July 1 to February 1. The Company believes this change, which represents a change in the method of applying an accounting principle, is

(in millions, except as noted)

preferable as the earlier date allows the Company additional time to perform the annual impairment testing after its annual forecast and budget are completed and approved. A preferability letter from the Company's independent registered public accounting firm regarding this change in the method of applying an accounting principle was filed as an exhibit to the quarterly report on Form 10-Q for the quarter ended March 31, 2011. The Company performed its annual impairment review of goodwill and indefinite-lived intangible assets as of February 1, 2011, and concluded there was no impairment as of that date. No recent events or changes in circumstances indicate that impairment of the Company's indefinite-lived intangible assets existed as of September 30, 2011.

Finite-lived intangible assets include those obtained through acquisitions, and consist of customer relationships, tradenames and reseller relationships. These intangibles have useful lives ranging from 1 year to 15 years. Since the acquisition of these finite-lived intangible assets, no events or changes in circumstances indicate that impairment exists. See *Note 5—Acquisitions* and *Note 8—Intangible Assets, Net.*

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. Goodwill is not amortized but is evaluated for impairment at the reporting unit level annually as of February 1, or whenever events or changes in circumstances indicate that impairment may exist. Impairment is reviewed using a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the fair value exceeds the carrying value, no impairment exists, and the second step is not performed. If the fair value is less than the carrying value, the second step is performed to compute the amount of the impairment by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The Company relies on a number of factors when completing impairment assessments including a review of discounted future cash flows, business plans and use of present value techniques.

The Company evaluated its goodwill for impairment on February 1, 2011 and concluded there was no impairment as of that date. Subsequent to this annual assessment, the Company acquired PlaySpan and Fundamo, which resulted in additional goodwill. The Company allocates goodwill to reporting units based on the reporting unit expected to benefit from the acquisition. No recent events or changes in circumstances indicate that impairment existed as of September 30, 2011, as reflected by the Company's overall business performance and market capitalization.

Accrued litigation. The Company evaluates the likelihood of an unfavorable outcome in legal or regulatory proceedings to which it is a party and records a loss contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These judgments are subjective, based on the status of such legal or regulatory proceedings, the merits of the Company's defenses and consultation with corporate and external legal counsel. Actual outcomes of these legal and regulatory proceedings may materially differ from the Company's estimates. Litigation accruals associated with settled obligations to be paid over periods longer than one year are initially recorded using the present value of future payment obligations. The obligation is accreted to its full payment value with the corresponding accretion charge included in interest expense on the consolidated statements of operations. The Company expenses legal costs as incurred in professional fees. See *Note 21—Legal Matters.*

Revenue recognition. The Company's operating revenues are comprised principally of service revenues, data processing revenues, international transaction revenues and other revenues, reduced

by costs incurred under client incentives. The Company recognizes revenue when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the resulting receivable is reasonably assured.

Service revenues predominantly represent payments by clients with respect to their card programs carrying marks of the Visa brand, and are based principally upon spending on Visa-branded cards for goods and services. Current quarter service revenues are primarily assessed using a calculation of pricing applied to the prior quarter's payments volume. The Company also earns revenues from assessments designed to support ongoing acceptance and volume growth initiatives. These revenues are recognized in the same period the related volume is transacted.

Data processing revenues represent revenues earned for authorization, clearing, settlement, transaction processing services and other maintenance and support services that facilitate transaction and information processing among the Company's clients globally and Visa Europe. These revenues are recognized in the same period the related transactions occur or services are rendered. Data processing revenues also include revenues earned for transactions processed by CyberSource's online payment gateway and PlaySpan's virtual goods payment platform.

International transaction revenues are assessed to clients on cardholder transactions where the cardholder's issuer country is different from the merchant's country. Revenues from these cross-border transactions are recognized in the same period the related transactions occur or services are rendered.

Other revenues primarily include revenues earned from Visa Europe in connection with the Visa Europe Framework Agreement *(see Note 2—Visa Europe)*, and fees from cardholder services and licensing and certification. Other revenues also include optional service or product enhancements, such as extended cardholder protection and concierge services. Other revenues are recognized in the same period the related transactions occur or services are rendered.

Effective fiscal 2011, the Company adopted ASU 2009-13, which addresses the accounting for multiple-deliverable revenue arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. The adoption did not have a material impact on the consolidated financial statements.

Marketing. The Company expenses costs for the production of advertising as incurred. The cost of media advertising is expensed when the advertising takes place. Sponsorship costs are recognized over the period in which the Company benefits from the sponsorship rights. Promotional items are expensed as incurred, when the related services are received, or when the related event occurs.

Income taxes. The Company's income tax expense consists of two components: current and deferred. Current income tax expense represents taxes to be paid for the current period. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and the respective tax basis of existing assets and liabilities, and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. In assessing whether deferred tax assets are realizable, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. A valuation allowance is recorded for the portions that

are not expected to be realized based on the level of historical taxable income, projections of future taxable income over the periods in which the temporary differences are deductible, and qualifying tax planning strategies.

Where interpretation of the tax law may be uncertain, the Company recognizes, measures and discloses income tax uncertainties. The Company accounts for interest expense and penalties related to uncertain tax positions in other income (expense) in the consolidated statements of operations. The Company files a consolidated federal income tax return and, in certain states, combined state tax returns. Historically, foreign taxes paid have generally been deducted to reduce federal income taxes payable. The Company may elect to claim foreign tax credits in the future.

Pension and other postretirement benefit plans. The Company's defined benefit pension and other postretirement benefit plans are actuarially evaluated, incorporating various critical assumptions including the discount rate and the expected rate of return on plan assets (for qualified pension plans). The discount rate is based on matching the duration of a pool of high quality corporate bonds to the expected benefit payment stream, and is used to determine the present value of the Company's future benefit obligations. The expected rate of return on pension plan assets considers the current and expected asset allocation, as well as historical and expected returns on each plan asset class. Any difference between actual and expected plan experience, including asset return experience, in excess of a 10% corridor is recognized in net periodic pension cost over the expected average employee future service period, approximately 8.5 years for United States plans. Other assumptions involve demographic factors such as retirement age, mortality, attrition and the rate of compensation increases. The Company evaluates assumptions annually and modifies them as appropriate.

The Company recognizes the funded status of its benefit plans in its consolidated balance sheet as other assets, accrued liabilities, and other liabilities. The Company recognizes settlement losses when it settles pension benefit obligations, including making lump-sum cash payments to plan participants in exchange for their rights to receive specified pension benefits, when certain thresholds are met. The Company began including annual disclosures about the fair value of its pension plan assets in fiscal 2010, as required. See *Note 11—Pension, Postretirement and Other Benefits*.

Foreign currency remeasurement and translation. The Company's functional currency is the U.S. dollar for the majority of its foreign operations. Transactions denominated in currencies other than the applicable functional currency are converted to the functional currency at the exchange rate on the transaction date. At period end, monetary assets and liabilities are remeasured to the functional currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses related to conversion and remeasurement are recorded in general and administrative in the consolidated statements of operations.

The functional currency for Visa Canada is the Canadian dollar. Translation from the Canadian dollar to the U.S. dollar is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate for the period. Resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) on the consolidated balance sheets.

Derivative financial instruments. The Company uses forward foreign exchange contracts to reduce its exposure to foreign currency rate changes on non-functional currency denominated forecasted

(in millions, except as noted)

operating revenues and expenses. Derivatives are carried at fair value on a gross basis in either prepaid and other current assets or accrued liabilities on the consolidated balance sheets. Gains and losses resulting from changes in fair value of derivative instruments are accounted for either in accumulated other comprehensive income (loss) on the consolidated balance sheets, or in the consolidated statements of operations (in the corresponding account where revenue or expense is hedged, or to general and administrative for hedge amounts determined to be ineffective) depending on whether they are designated and qualify for hedge accounting. Fair value represents the difference in the value of the contracts at the contractual rate and the value at current market rates, and generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date based on broker quotes for the same or similar instruments.

Additional disclosures that demonstrate how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows have not been presented because the impact of derivative instruments is immaterial to the overall consolidated balance sheets, statements of operations and statements of comprehensive income. See *Note 13—Derivative Financial Instruments.*

Guarantees and indemnifications. The Company recognizes an obligation for guarantees and indemnifications at inception if the fair value is estimable, regardless of the probability of occurrence. The Company indemnifies issuing and acquiring clients from settlement losses suffered by the failure of any other customer to honor drafts, travelers cheques, or other instruments processed in accordance with Visa's operating regulations. The estimated fair value of the liability for settlement indemnification is included in accrued liabilities on the consolidated balance sheets and is described in *Note 12—Settlement Guarantee Management.* The Company also indemnifies Visa Europe for any claims brought against Visa Europe arising out of the provision of services by Visa Inc.'s customer financial institutions, as described in *Note 2—Visa Europe.*

Share-based compensation. The Company recognizes share-based compensation cost using the fair value method of accounting. The Company recognizes compensation cost for awards with only service conditions on a straight-line basis over the requisite service period, which is generally the vesting period. Compensation cost for performance and market condition based awards is initially estimated based on target performance and is adjusted as appropriate based on management's best estimate throughout the performance period. See *Note 17—Share-based Compensation.*

Earnings per share. The Company calculates earnings per share using the two-class method to reflect the different rights of each class and series of outstanding common stock. The dilutive effect of incremental common stock equivalents is reflected in diluted earnings per share by application of the treasury stock method. See *Note 16—Earnings Per Share.*

Recently Issued Accounting Pronouncements

In September 2011, the FASB issued ASU 2011-08, which will allow an entity to first assess qualitative factors to determine when it is necessary to perform the two-step quantitative goodwill impairment test. This guidance impacts goodwill impairment testing only and does not impact impairment testing for indefinite-lived intangibles. The Company will early adopt ASU 2011-08 effective October 1, 2011, and does not expect adoption to have a material impact on the consolidated financial statements.

(in millions, except as noted)

In December 2010, the FASB issued ASU 2010-29, which provides requirements over pro forma revenue and earnings disclosures related to business combinations. The ASU will require disclosure of revenue and earnings of the combined business as if the combination occurred at the start of the prior annual reporting period only. Adoption will be effective October 1, 2012, and is not expected to have a material impact on the consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, which provides common fair value measurement and disclosure requirements in accordance with U.S. GAAP and International Financial Reporting Standards ("IFRS"). The Company will adopt ASU 2011-04 effective January 1, 2012. The adoption is not expected to have a material impact on the consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, which impacts the presentation of comprehensive income. The guidance requires components of other comprehensive income to be presented with net income to arrive at total comprehensive income. This ASU impacts presentation only and does not impact the underlying components of other comprehensive income or net income. The Company will adopt ASU 2011-05 effective October 1, 2012. Adoption is not expected to have a material impact on the consolidated financial statements.

Note 2—Visa Europe

As part of Visa's October 2007 reorganization, Visa Europe exchanged its ownership interest in Visa International and Inovant for Visa Inc. common stock, a put-call option agreement and a Framework Agreement, as described below.

Visa Europe Put Option Agreement. The Company granted Visa Europe a perpetual put option, which if exercised, will require Visa Inc. to purchase all of the outstanding shares of capital stock of Visa Europe from its members. The Company is required to purchase the shares of Visa Europe no later than 285 days after exercise of the put option. The put option provides a formula for determining the purchase price of the Visa Europe shares, which, subject to certain adjustments, applies Visa Inc.'s forward price-to-earnings multiple, or the P/E ratio (as defined in the option agreement), at the time the option is exercised to Visa Europe's adjusted sustainable income for the forward 12-month period (as defined in the option agreement), or the adjusted sustainable income. The calculation of Visa Europe's adjusted sustainable income under the terms of the put option agreement includes potentially material adjustments for cost synergies and other negotiated items. Upon exercise, the key inputs to this formula, including Visa Europe's adjusted sustainable income, will be the result of negotiation between the Company and Visa Europe. The put option provides an arbitration mechanism in the event that the two parties are unable to agree on the ultimate purchase price.

The fair value of the put option represents the value of Visa Europe's option, which under certain conditions, could obligate the Company to purchase its member equity interest for an amount above fair value. The fair value of the put option does not represent the actual purchase price that the Company may be required to pay if the option is exercised, which could be several billion dollars or more. While the put option is in fact non-transferable, its fair value represents the Company's estimate of the amount the Company would be required to pay a third-party market participant to transfer the potential obligation in an orderly transaction.

The fair value of the put option is computed by comparing the estimated strike price, under the terms of the Put agreement, to the estimated fair value of Visa Europe. The fair value of Visa Europe is

(in millions, except as noted)

defined as the estimated amount a third-party market participant might pay in an arm's length transaction under normal business conditions. A probability of exercise assumption is applied to reflect the possibility that Visa Europe will never exercise its option.

The estimated fair value of the put option represents a Level 3 accounting estimate due to a lack of trading in active markets and a lack of observable inputs in measuring fair value. See *Note 4—Fair Value Measurements and Investments*. The valuation of the put option therefore requires substantial judgment. The most subjective of estimates applied in valuing the put option are the assumed probability that Visa Europe will elect to exercise its option and the estimated differential between the P/E ratio and the P/E ratio applicable to Visa Europe on a standalone basis at the time of exercise, which the Company refers to as the "P/E differential".

Exercise of the put option is at the sole discretion of Visa Europe (on behalf of the Visa Europe shareholders pursuant to authority granted to Visa Europe, under its Articles of Association). The Company estimates the assumed probability of exercise based on reasonably available information including, but not limited to: (i) Visa Europe's stated intentions; (ii) indications that Visa Europe is preparing to exercise as reflected in its reported financial results; (iii) evaluation of market conditions, including the regulatory environment, that could impact the potential future profitability of Visa Europe; and (iv) qualitative factors applicable to Visa Europe's largest members, which could indicate a change in their need or desire to liquidate their investment holdings. Factors impacting the assumed P/E differential used in the calculation include material changes in the P/E ratio of Visa Inc. and those of a group of comparable companies used to estimate the forward price-to-earnings multiple applicable to Visa Europe.

The Company determined the fair value of the put option to be approximately $145 million at September 30, 2011, compared to $267 million at September 30, 2010 and $346 million at September 30, 2009. In determining the fair value of the put option on these dates, the Company assumed a 40% probability of exercise by Visa Europe at some point in the future and an estimated long-term P/E differential at the time of exercise of 1.9x, 3.5x and 5.3x, respectively. Decreases in the P/E differential reflect the overall decrease in Visa Inc.'s P/E during fiscal 2011 and 2010, and do not reflect any change in the likelihood that Visa Europe will exercise its option. Reductions in the fair value of the put option are recorded as non-cash other non-operating income in the Company's consolidated statements of operations.

The put option is exercisable at any time at the sole discretion of Visa Europe. As such, the put option liability is included in accrued liabilities on our consolidated balance sheet at September 30, 2011. Classification in current liabilities is not an indication of management's expectation of exercise and simply reflects the fact that the obligation resulting from the exercise of the instrument could become payable within 12 months.

Visa Call Option Agreement. Visa Europe granted to Visa Inc. a perpetual call option under which the Company may be entitled to purchase all of the share capital of Visa Europe. The Company may exercise the call option, in the event of certain triggering events. These triggering events involve the performance of Visa Europe measured as an unremediated decline in the number of merchants or ATM's in the Visa Europe region that accepts Visa-branded products. The Company believes the likelihood of these triggers occurring to be remote.

(in millions, except as noted)

The Framework Agreement. The relationship between Visa Inc. and Visa Europe is governed by a Framework Agreement, which provides for trademark and technology licenses and bilateral services as described below.

The Company granted to Visa Europe exclusive, irrevocable and perpetual licenses to use the Visa trademarks and technology intellectual property owned by the Company and certain affiliates within the Visa Europe region for use in the field of financial services, payments, related information technology and information processing services and participation in the Visa system. Visa Europe may sublicense the Visa trademarks and technology intellectual property to its members and other sublicensees under agreed upon circumstances.

The quarterly base fee for these irrevocable and perpetual licenses is recorded in other revenues and was approximately $143 million per year for fiscal 2011, 2010 and 2009. Beginning November 9, 2010, the quarterly base fee is adjusted annually based on the annual growth of the gross domestic product of the European Union, although the adjustment can never reduce the quarterly base fee below $143 million. The Company determined through an analysis of the fee rates implied by the economics of the agreement that the quarterly base fee, as adjusted in future periods based on the growth of the gross domestic product of the European Union, approximates fair value.

In addition to the licenses, Visa Inc. provides Visa Europe with authorization, clearing and settlement services for cross-border transactions involving Visa Europe's region and the rest of the world. Visa Europe must comply with certain agreed upon global rules governing the interoperability of Visa Inc.'s systems with the systems of Visa Europe as well as the use and interoperability of the Visa trademarks. The parties will also guarantee the obligations of their respective clients and members to settle transactions, manage certain relationships with sponsors, clients and merchants, and comply with rules relating to the operation of the Visa enterprise. The Company will indemnify Visa Europe for claims arising from activities in the field of financial payment and processing services brought outside Visa Europe's region and Visa Europe will indemnify Visa Inc. for any likewise claims brought within Visa Europe's region. The Company has not recorded liabilities associated with these obligations as the fair value of such obligations was determined to be nominal at September 30, 2011 and 2010, respectively. The Company has determined that the value of services exchanged as a result of these various agreements approximates fair value at September 30, 2011 and 2010, respectively.

Note 3—Retrospective Responsibility Plan

The Company has established several related mechanisms designed to address potential liability under certain litigation referred to as the "covered litigation." These mechanisms are included in and referred to as the retrospective responsibility plan, or the plan, and consist of an escrow agreement, the conversion feature of the Company's shares of class B common stock, the indemnification obligations of the Visa U.S.A. members, an interchange judgment sharing agreement and a loss sharing agreement.

Escrow agreement. In accordance with the escrow agreement, the Company maintains an escrow account, from which settlements of, or judgments in, the covered litigation are paid. The amount of the escrow is determined by the litigation committee, all of whom are affiliated with, or act for, certain Visa U.S.A. members.

The escrow funds are held in money market investments along with the income earned, less applicable taxes, and are classified as restricted cash on the consolidated balance sheets. The amount of the escrow funds classified as a non-current asset is equivalent to the actual, undiscounted amount of covered litigation payments expected to be made beyond one year from the balance sheet date for settled claims.

The following table sets forth the changes in the escrow account:

	Fiscal 2011	Fiscal 2010
	(in millions)	
Balance at October 1	**$ 1,936**	**$ 1,715**
Funding under the plan	1,200	500
American Express settlement payments	(280)	(280)
Interest earned, less applicable taxes	1	1
Balance at September 30	**$ 2,857**	**$ 1,936**
Less: Current portion of escrow account	(2,857)	(1,866)
Long-term portion of escrow account	$ —	$ 70

An accrual for covered litigation and a change to the litigation provision are recorded when loss is deemed to be probable and reasonably estimable. In making this determination, the Company evaluates available information, including but not limited to actions taken by the litigation committee. The accrual related to covered litigation could be either higher or lower than the escrow account balance. The Company did not record an additional accrual for covered litigation during fiscal 2011.

Conversion feature. Under the terms of the plan, when the Company funds the escrow account, the shares of class B common stock are subject to dilution through an adjustment to the conversion rate of the shares of class B common stock to shares of class A common stock. This has the same effect on earnings per share as repurchasing the Company's class A common stock, by reducing the as-converted class B common stock share count. See *Note 15—Stockholders' Equity.*

Indemnification obligations. To the extent that amounts available under the escrow arrangement and agreements in the plan are insufficient to fully resolve the covered litigation, the Company will use commercially reasonable efforts to enforce the indemnification obligations of Visa U.S.A.'s members for such excess amount, including but not limited to enforcing indemnification obligations pursuant to Visa U.S.A.'s certificate of incorporation and bylaws and in accordance with their membership agreements.

Interchange judgment sharing agreement. Visa U.S.A. and Visa International have entered into an interchange judgment sharing agreement with certain Visa U.S.A. members that have been named as defendants in the interchange litigation. Under this judgment sharing agreement, Visa U.S.A. members that are signatories will pay their membership proportion of the amount of a final judgment not allocated to the conduct of MasterCard.

Loss sharing agreement. Visa Inc. has entered into a loss sharing agreement with Visa U.S.A., Visa International and certain Visa U.S.A. members. The loss sharing agreement provides for the indemnification of Visa U.S.A., Visa International and, in certain circumstances, Visa Inc. with respect to: (i) the amount of a final judgment paid by Visa U.S.A. or Visa International in the covered litigation

after the operation of the interchange judgment sharing agreement, plus any amounts reimbursable to the interchange judgment sharing agreement signatories; or (ii) the damages portion of a settlement of a covered litigation that is approved as required under Visa U.S.A.'s certificate of incorporation by the vote of Visa U.S.A.'s specified voting members. The several obligation of each bank that is a party to the loss sharing agreement will equal the amount of any final judgment enforceable against Visa U.S.A., Visa International or any other signatory to the interchange judgment sharing agreement, or the amount of any approved settlement of a covered litigation, multiplied by such bank's then-current membership proportion as calculated in accordance with Visa U.S.A.'s certificate of incorporation.

Omnibus agreement. On February 7, 2011, Visa entered into an omnibus agreement with MasterCard and certain Visa U.S.A. members that confirmed and memorialized the signatories' intentions with respect to the loss sharing agreement, the interchange judgment sharing agreement and other agreements relating to certain interchange litigation. The Visa portion of a settlement or judgment in the interchange litigation covered by the omnibus agreement would be allocated in accordance with specified provisions of the retrospective responsibility plan. See *Note 21—Legal Matters-The Interchange Litigation-Multidistrict Litigation Proceedings (MDL)*

Note 4—Fair Value Measurements and Investments

Fair Value Measurements

The Company measures certain assets and liabilities at fair value. See *Note 1—Summary of Significant Accounting Policies.*

Assets and Liabilities Measured at Fair Value on a Recurring Basis.

	Fair Value Measurements at September 30 Using Inputs Considered as					
	Level 1		Level 2		Level 3	
	2011	2010	2011	2010	2011	2010
			(in millions)			
Assets						
Cash equivalents and restricted cash						
Money market funds and time deposits	**$4,225**	$5,448				
U.S. government-sponsored debt securities			**$ 175**			
Investment securities						
U.S. government-sponsored debt securities			**1,568**	$135		
U.S. Treasury securities	**350**	—				
Equity securities	**57**	60				
Auction rate securities					**$ 7**	$ 13
Prepaid and other current assets						
Foreign exchange derivative instruments			**30**	5		
	$4,632	$5,508	**$1,773**	$140	**$ 7**	$ 13
Liabilities						
Accrued liabilities						
Visa Europe put option					**$145**	$267
Earn-out related to PlaySpan acquisition					**24**	—
Foreign exchange derivative instruments			**$ 7**	$ 56		

(in millions, except as noted)

There were no transfers between Level 1 and Level 2 assets during fiscal 2011.

Level 1 assets measured at fair value on a recurring basis. Cash equivalents (money market funds), mutual fund equity securities, U.S. Treasury securities and exchange-traded equity securities are classified as Level 1 within the fair value hierarchy, as fair value is based on quoted prices in active markets.

Level 2 assets and liabilities measured at fair value on a recurring basis. U.S. government-sponsored debt securities and foreign exchange derivative instruments are classified as Level 2 within the fair value hierarchy. The fair value of the government-sponsored debt securities is based on quoted prices in active markets for similar assets. Foreign exchange derivative instruments are valued using inputs that are observable in the market or can be derived principally from or corroborated with observable market data. There was no substantive change to the valuation techniques and related inputs used to measure fair value during fiscal 2011.

Level 3 assets and liabilities measured at fair value on a recurring basis. Auction rate securities are classified as Level 3 due to a lack of trading in active markets and a lack of observable inputs in measuring fair value. During fiscal 2011, one of the auction rate securities was called. As a result, the Company received proceeds of $10 million and recorded a pre-tax gain of $4 million in investment income, net, on the consolidated statements of operations. There was no substantive change to the valuation techniques and related inputs used to measure fair value during fiscal 2011.

Visa Europe put option agreement. The Company granted Visa Europe a perpetual put option which is carried at fair value in accrued liabilities on the consolidated balance sheets. The fair value of the put option at September 30, 2011 and 2010, was $145 million and $267 million, respectively. Changes in the fair value are recorded as non-cash, non-operating income in the Company's consolidated statements of operations. See *Note 2—Visa Europe.* The liability is classified within Level 3 as the assumed probability that Visa Europe will elect to exercise its option and the estimated P/E differential are among several unobservable inputs used to value the put option.

Earn-out related to PlaySpan acquisition. In connection with the PlaySpan acquisition in the second quarter of fiscal 2011, the Company recorded a liability of $24 million to reflect the fair value of a potential earn-out provision included in the purchase agreement. The liability is classified as Level 3 due to a lack of observable inputs, such as the likelihood of meeting certain future revenue targets and other milestones. There was no significant change to the fair value of the potential earn-out provision during fiscal 2011. Changes in fair value are included in general and administrative expense on the consolidated statements of operations. See *Note 5—Acquisitions.*

A separate roll-forward of Level 3 investments measured at fair value on a recurring basis is not presented because the primary activities during fiscal 2011 and 2010 are already discussed above.

Assets measured at fair value on a nonrecurring basis. Certain financial assets are measured at fair value on a nonrecurring basis.

Non-marketable equity investments and investments accounted for under the equity method. Strategic investments are classified as Level 3 due to the absence of quoted market prices, inherent lack of liquidity, and the fact that inputs used to measure fair value are unobservable and require

(in millions, except as noted)

management judgment. The Company applies fair value measurement to its strategic investments when certain events or circumstances indicate that these investments may be impaired. The Company revalues the investments using various assumptions, including the financial metrics and ratios of comparable public companies. There were no events or circumstances that indicated these investments have become impaired during fiscal 2011, compared with impairment losses of $3 million and $7 million recognized during fiscal 2010 and 2009, respectively.

During fiscal 2011, the Company's wholly-owned subsidiary Visa International sold its 10 percent investment in Visa Vale issuer Companhia Brasileira de Soluções e Serviços, or CBSS. See *Note 6—Prepaid Expenses and Other Assets.*

At September 30, 2011 and 2010, non-marketable equity security investments and investments accounted for under the equity method totaled $100 million and $114 million, respectively. These assets are classified in other assets on the consolidated balance sheets. See *Note 6—Prepaid Expenses and Other Assets.*

Reserve Primary Fund. The Company accounted for its investment in the Reserve Primary Fund under the cost method. After the Company determined the investment to be other-than-temporarily impaired, the investment was classified as a Level 3 asset. During fiscal 2010 and 2009, the Company substantially received its remaining pro-rata ownership in the Fund, resulting in the recognition of a pre-tax gain of $20 million in investment income, net during fiscal 2010, for amounts received in excess of the carrying value.

Non-financial assets and liabilities. Long-lived assets such as goodwill, indefinite-lived intangible assets, finite-lived intangible assets, and property, equipment and technology are considered non-financial assets. The Company does not have any significant non-financial liabilities. The Company measures fair value of goodwill and indefinite-lived intangible assets on a non-recurring basis for purposes of initial recognition, and testing for and recording impairment, if any. Finite-lived intangible assets primarily consist of customer relationships, reseller relationships and tradenames obtained through acquisitions. See *Note 5—Acquisitions.*

The Company uses an income approach for estimating the fair values of goodwill and indefinite-lived intangible assets. As the assumptions employed to measure these assets on a non-recurring basis are based on management's judgment using internal and external data, these fair value determinations are classified in level 3 of the fair value hierarchy. The Company completed its annual impairment review of its indefinite-lived intangible assets and goodwill as of February 1, 2011, and concluded there was no impairment. No recent events or changes in circumstances indicate that impairment existed at September 30, 2011. See *Note 1—Summary of Significant Accounting Policies.*

Investments

Available-for-sale investments

Available-for-sale investment securities, which are recorded at fair value, consist of the types of securities presented below. The amortized cost, unrealized gains and losses, and fair value of available-for-sale securities are as follows:

	September 30, 2011 (in millions)				September 30, 2010 (in millions)			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30:								
Debt securities:								
U.S. Treasury securities	$ 350	$—	$—	$ 350	$—	$—	$—	$ —
U.S. government-sponsored debt securities	1,568	—	—	1,568	130	5	—	135
Auction rate securities	7	—	—	7	13	—	—	13
Total	$1,925	$—	$—	$ 1,925	$143	$ 5	$—	$ 148
Less: current portion of available-for-sale securities				(1,214)				(124)
Long-term available-for-sale securities				$ 711				$ 24

The contractual maturity of available-for-sale debt securities regardless of their balance sheet classification is presented below. Contractual maturities may differ from expected maturities as borrowers may have the right to prepay certain obligations in advance of the contractual due date.

	Amortized Cost	Fair Value
	(in millions)	
September 30, 2011:		
Due within one year	$1,214	$1,214
Due after 1 year through 5 years	704	704
Due after 5 years through 10 years	—	—
Due after 10 years	7	7
Total	$1,925	$1,925

Trading assets

Trading assets primarily consist of mutual fund investments related to various employee compensation plans. See *Note 1—Summary of Significant Accounting Policies*. As of September 30, 2011 and 2010, trading assets totaled $57 million and $60 million, respectively.

Investment income

Investment income, net, consisted of the following:

	For the Years Ended September 30,		
	2011	2010	2009
	(in millions)		
Interest and dividend income on cash and investments	$ 16	$26	$113
Gain on other investments	92	20	473
Investment securities-available-for-sale:			
Gross realized gains	4	2	3
Investment securities-trading assets:			
Unrealized (losses) gains, net	(5)	3	8
Realized gains (losses), net	1	1	(6)
Other-than-temporary impairment on investments and other assets	—	(3)	(16)
Investment income, net	$108	$49	$575

The gain on other investments in fiscal 2011 primarily includes the pre-tax gain from the sale of the Company's equity interest in Visa Vale of $85 million. The gain on other investments in fiscal 2009 represents the pre-tax gain from the sale of the Company's equity interest in VisaNet do Brasil.

Note 5—Acquisitions

The consolidated financial statements include the operating results of Fundamo, PlaySpan and CyberSource from the date of the respective acquisition. None of the additional goodwill recognized in these acquisitions is expected to be deductible for tax purposes.

Fundamo Acquisition. On June 9, 2011, the Company acquired Fundamo, a leading platform provider of mobile financial services for mobile network operators and financial institutions in developing economies. The acquisition was made to accelerate the execution of Visa's global strategy to provide for the next generation of payments solutions and to provide long-term growth opportunities to connect billions of unbanked or under-banked consumers to each other and to the global economy with a secure, reliable and globally accepted form of payment.

Total purchase consideration was $110 million, paid with cash on hand. The following table summarizes the purchase price allocation, which is preliminary pending finalization of the valuation analysis.

	Fair Value
	(in millions)
Tangible assets, net[1]	$ 27
Finite-lived intangible assets with a weighted-average useful life of 5 years	5
Goodwill	80
Net deferred tax liabilities	(2)
Net assets acquired	**$110**

[1] Tangible assets, net include $25 million of technology assets acquired, which have a useful life of 5 years, and are recognized in property, equipment and technology, net on the consolidated balance sheets.

PlaySpan Acquisition. On March 1, 2011, the Company acquired PlaySpan, a privately held company whose payments platform processes transactions for digital goods in online games, digital media and social networks around the world. The acquisition of PlaySpan extends Visa's capabilities in digital, eCommerce and mCommerce in order to expand the scope of payment services available to clients and consumers.

The following table presents the total purchase consideration for the PlaySpan acquisition.

	Potential Purchase Consideration	Accounting Purchase Consideration
	(in millions)	
Cash paid	$180	$180
Earn-out provision[1]	40	40
Less: Employee compensation[2]		(12)
Valuation adjustment[3]		(4)
Fair value of earn-out provision (See *Note 4—Fair Value Measurements and Investments*)		24
Fair value of stock options issued[4]	5	
Total purchase consideration	**$225**	**$204**

(1) The acquisition agreement includes a potential earn-out provision of up to $40 million, should PlaySpan achieve certain revenue targets and other milestones.

(2) The amount reflects personnel expense related to the earn-out provision that will be recognized over the performance period.

(3) Adjustment to reflect the earn-out provision at fair value based on the assumed likelihood of the future revenue targets and other milestones being met.

(4) The Company issued non-qualified stock options to replace unvested, in-the-money stock options held by PlaySpan employees. See *Note 17—Share-based Compensation.*

The following table summarizes the allocation of the accounting purchase consideration, which is preliminary pending finalization of the valuation analysis.

	Fair Value
	(in millions)
Tangible assets, net[1]	$ 67
Finite-lived intangible assets with a weighted-average useful life of 2.8 years	15
Goodwill	141
Net deferred tax liabilities	(19)
Net assets acquired	**$204**

(1) Tangible assets, net include $56 million of technology assets acquired, which have a weighted-average useful life of 5 years and are recognized in property, equipment and technology, net on the consolidated balance sheets.

CyberSource Acquisition. On July 21, 2010, the Company completed its acquisition of all of the outstanding shares of common stock of CyberSource Corporation, a leading provider of electronic payment, risk management and payment security solutions to online merchants. The combination was executed to accelerate the growth of Visa's eCommerce category and enhance the value of the Company's network, product and service offerings to financial institutions, merchants, partners and consumers.

Total purchase consideration was approximately $2 billion, paid with cash on hand as follows:

	Purchase Consideration (in millions)
Acquisition of approximately 72 million shares of outstanding common stock of CyberSource at $26.00 per share	$1,866
Fair value of earned stock options settled	86
Total purchase price	**$1,952**

Total purchase consideration has been allocated to the tangible and identifiable intangible assets and to liabilities assumed based on their respective fair values on the acquisition date. Excess purchase consideration over net assets assumed was recorded as $1.2 billion of goodwill, which represents the value that is expected from expanding the Company's online payment and related fraud and security management capabilities, and other synergies. The Company allocates goodwill to reporting units based on the reporting unit expected to benefit from the acquisition. Of the $1.2 billion, approximately $0.8 billion was allocated to a second reporting unit. The remainder was allocated to the Company's original reporting unit to reflect the incremental growth and synergy this acquisition will provide to the Company's existing business. None of the additional goodwill is expected to be deductible for tax purposes. The following table summarizes the purchase price allocation.

	Fair Value (in millions)
Tangible assets and liabilities	
Current assets	$ 259
Non-current assets[1]	150
Current liabilities	(45)
Non-current liabilities	(256)
Intangible assets	605
Goodwill	1,239
Net assets acquired	**$1,952**

(1) Non-current assets include $122 million of technology assets acquired, which have a weighted-average useful life of 7 years and are recognized in property, equipment and technology, net on the consolidated balance sheets.

The following table summarizes the fair value of the acquired intangible assets. See *Note 8—Intangible Assets, Net.*

	Fair Value	Weighted-Average Useful Life
	(in millions)	
Customer relationships	$320	10
Reseller relationships	95	9
Tradenames	190	15
Total amortizable intangible assets	$605	12

In connection with the acquisition, non-vested in-the-money stock options held by CyberSource employees on the acquisition date were terminated and replaced with approximately 1.6 million of the Company's non-qualified stock options, with a total fair value of approximately $46 million to be expensed over a period of three years from the original grant date of the CyberSource options. See *Note 17—Share-based Compensation.* The Company also expensed as incurred approximately $13 million of acquisition-related costs during fiscal 2010, which consisted primarily of professional fees related to closing the transaction. There was no contingent consideration related to the acquisition.

The consolidated financial statements include the operating results of CyberSource from the date of the acquisition.

Note 6—Prepaid Expenses and Other Assets

Prepaid expenses and other current assets consisted of the following:

	September 30, 2011	September 30, 2010
	(in millions)	
Prepaid expenses and maintenance	$ 96	$ 72
Income tax receivable—(See *Note 20—Income Taxes*)	112	140
Foreign exchange derivative instruments—*(See Note 4—Fair Value Measurements and Investments)*	30	5
Other	27	25
Total	$265	$242

Other non-current assets consisted of the following:

	September 30, 2011	September 30, 2010
	(in millions)	
Other investments—(See *Note 4—Fair Value Measurements and Investments)*	$100	$114
Pension asset—(See *Note 11—Pension, Postretirement and Other Benefits)*	—	53
Long-term prepaid expenses and other	29	30
Total	$129	$197

The other investments balance represents equity investments in privately-held companies. On January 24, 2011, the Company's wholly-owned subsidiary, Visa International, sold its 10 percent investment in Visa Vale issuer Companhia Brasileira de Soluções e Serviços, or CBSS, to Banco do Brasil and Bradesco. The Company received gross proceeds of $103 million. Prior to the sale, the Company accounted for the investment under the cost method with a book value of $17 million. The sale was subject to regulatory approval by Brazil's Conselho Administrativo de Defesa Econômica. The approval was received in the third quarter of fiscal 2011. Upon the approval, the Company recognized a pre-tax gain, net of transaction costs, of $85 million in the investment income, net line of the consolidated statements of operations. The amount of the gain net of tax was $44 million.

Note 7—Property, Equipment and Technology, Net

Property, equipment and technology, net consisted of the following:

	September 30, 2011	September 30, 2010
	(in millions)	
Land	$ 71	$ 71
Buildings and building improvements	719	648
Furniture, equipment and leasehold improvements	755	687
Construction-in-progress	89	75
Technology	1,115	908
Total property, equipment and technology	2,749	2,389
Accumulated depreciation and amortization	(1,208)	(1,032)
Property, equipment and technology, net	$ 1,541	$ 1,357

At September 30, 2011, property, equipment and technology, net included $73 million in net assets acquired as part of the Fundamo and PlaySpan acquisitions made in fiscal 2011, which are primarily comprised of technology assets. See *Note 5—Acquisitions*. Technology consists of both purchased and internally developed software. Internally developed software primarily represents software utilized by the VisaNet electronic payment network. At September 30, 2011 and 2010, accumulated amortization for technology was $677 million and $577 million, respectively.

At September 30, 2011, estimated future amortization expense on technology placed in service was as follows:

Fiscal (in millions)	2012	2013	2014	2015	2016 and thereafter	Total
Estimated future amortization expense	$109	$103	$87	$74	$65	$438

Depreciation and amortization expense related to property, equipment and technology was $225 million, $265 million and $226 million for fiscal 2011, 2010 and 2009, respectively. Included in those amounts was amortization expense on technology of $102 million, $137 million and $128 million for fiscal 2011, 2010 and 2009, respectively.

Note 8—Intangible Assets, Net

At September 30, 2011 and 2010, the Company's indefinite-lived intangible assets consisted of customer relationships of $6.8 billion, Visa tradename of $2.6 billion and a Visa Europe franchise right

of $1.5 billion, all of which were acquired as part of the Company's October 2007 reorganization. Customer relationships represent the value of relationships with clients from the acquired entities. Tradename represents the value of the Visa brand utilized by the acquired entities. Visa Europe's franchise right represents the value of the right to franchise the use of the Visa brand, use of Visa technology and access to the overall Visa network in the European Union.

The Company acquired finite-lived intangible assets related to the CyberSource, PlaySpan and Fundamo acquisitions during fiscal 2011 and 2010. See *Note 5—Acquisitions.*

Indefinite-lived and finite-lived intangible assets consisted of the following:

	Indefinite-lived and Finite-lived Intangible Assets					
	September 30, 2011			September 30, 2010		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)					
Finite-lived intangible assets						
Customer relationships	$337	$(44)	$ 293	$320	$ (6)	$ 314
Tradenames	192	(15)	177	190	(2)	188
Other	97	(14)	83	95	(2)	93
Total finite-lived intangible assets	$626	$(73)	$ 553	$605	$(10)	$ 595
Indefinite-lived intangible assets			10,883			10,883
Total intangible assets, net			$11,436			$11,478

Amortization expense related to finite-lived intangible assets was approximately $63 million and $10 million for fiscal 2011 and fiscal 2010, respectively. At September 30, 2011, estimated future amortization expense on finite-lived intangible assets is as follows:

Fiscal (in millions)	2012	2013	2014	2015	2016 and thereafter	Total
Estimated future amortization expense	$65	$65	$62	$57	$304	$553

There was no impairment related to the Company's indefinite-lived or finite-lived intangible assets during fiscal 2011, 2010 or 2009.

Note 9—Accrued and Other Liabilities

Accrued liabilities consisted of the following:

	September 30, 2011	September 30, 2010
	(in millions)	
Accrued operating expenses	$175	$100
Visa Europe put option[1]—(See *Note 2—Visa Europe*)	145	267
Deferred revenue	63	42
Accrued marketing and product expenses	36	58
Accrued income taxes—(See *Note 20—Income Taxes*)	63	40
Other[2]	80	118
Total	$562	$625

Other long-term liabilities consisted of the following:

	September 30, 2011	September 30, 2010
	(in millions)	
Accrued income taxes—(See *Note 20—Income Taxes*)	$468	$423
Employee benefits	106	76
Other	93	118
Total	$667	$617

(1) The put option is exercisable at any time at the sole discretion of Visa Europe with payment required 285 days thereafter. Classification in current liabilities is not an indication of management's expectation of exercise and simply reflects the fact that the obligation resulting from the exercise of the instrument could become payable within 12 months.

(2) The balance at September 30, 2011 includes $24 million for the fair value of the earn-out provision related to the PlaySpan acquisition. See *Note 5—Acquisitions.*

Note 10—Debt

The Company prepaid all of its outstanding debt in September 2011, and had outstanding debt as follows for the periods presented:

	September 30, 2011	September 30, 2010
	(in millions)	
5.60% Senior secured notes—Series B, principal and interest payments payable quarterly, due December 2012	$—	$ 15
8.28% Secured notes—Series B, principal and interest payments payable monthly, due September 2014	—	13
7.83% Secured notes—Series B, principal and interest payments payable monthly, due September 2015	—	17
Total principal amount of debt	$—	$ 45
Unamortized discount, debt issuance costs and other costs	—	(1)
Total debt	$—	$ 44
Less: current portion of long-term debt	—	(12)
Long-term debt	$—	$ 32

The estimated fair value of the Company's debt at September 30, 2010 was $50 million based on credit ratings for similar notes. There was no outstanding debt to fair value at September 30, 2011.

5.60% Senior Secured Notes-Series B. In December 2002, Visa U.S.A. issued $68 million in series B senior secured notes with a maturity date of ten years. In September 2011, the Company paid $9 million in prepayment of the entire note. The amount includes a make-whole premium of less than $1 million, which is recorded in interest expense on the consolidated statements of operations.

8.28% Secured Notes-Series B and 7.83% Secured Notes-Series B. In September 1994 and September 1995, a real estate partnership owned jointly by Visa U.S.A. and Visa International issued

(in millions, except as noted)

notes that are secured by certain office properties and facilities used by the Company in California, known as the 1994 Lease Agreement and 1995 Lease Agreement, respectively. Series B of each of these notes, totaling $26 million and $27 million, respectively, was issued with a stated maturity of September 23, 2014 and September 15, 2015, respectively. In September 2011, the Company paid $11 million and $16 million in prepayment of the entire balance of the 1994 and 1995 Series B notes, respectively. These amounts include make-whole premiums of $1 million and $2 million, respectively, which are recorded in interest expense on the consolidated statements of operations.

U.S. Commercial Paper Program. Visa International maintains a U.S. commercial paper program to support its working capital requirements and for general corporate purposes. This program allows the Company to issue up to $500 million of unsecured debt securities, with maturities up to 270 days from the date of issuance and at interest rates generally extended to companies with comparable credit ratings. The Company had no outstanding obligations under this program during and at the end of fiscal 2011 and 2010.

Revolving Credit Facilities. In 2008, Visa Inc. entered into a $3.0 billion five-year revolving credit facility (the "February 2008 Agreement"). The February 2008 Agreement matures on February 15, 2013 and contains covenants and events of defaults customary for facilities of this type. The participating lenders in this revolving credit facility include affiliates of certain holders of the Company's class B and class C common stock, and certain of the Company's clients or affiliates of its clients. This revolving credit facility is maintained to provide liquidity in the event of settlement failures by its clients, to back up the commercial paper program and for general corporate purposes.

Loans under the five-year facility may be in the form of: (1) Base Rate Advance, which will bear interest at a rate equal to the higher of the Federal Funds Rate plus 0.5% and the Bank of America prime rate; (2) Eurocurrency Advance, which will bear interest at a rate equal to LIBOR (as adjusted for applicable reserve requirements) plus an applicable cost adjustment and an applicable margin of 0.11% to 0.30% based on our credit rating; or (3) U.S. Swing Loan, Euro Swing Loan, or Foreign Currency Swing Loan, which will bear interest at the rate equal to the applicable Swing Loan rate for that currency plus the same applicable margin plus additionally for Euro and Sterling loans, an applicable reserve requirement and cost adjustment. The Company also agrees to pay a facility fee on the aggregate commitment amount, whether used or unused, at a rate ranging from 0.04% to 0.10% and a utilization fee on loans at a rate ranging from 0.05% to 0.10% based on the Company's credit rating. Currently, the applicable margin is 0.15%, the facility fee is 0.05% and the utilization fee is 0.05%.

There were no borrowings under the revolving credit facility and the Company was in compliance with all related covenants during and at the end of fiscal 2011 and fiscal 2010.

Note 11—Pension, Postretirement and Other Benefits

The Company sponsors various qualified and non-qualified defined benefit pension and other postretirement benefit plans that provide for retirement and medical benefits for substantially all employees residing in the United States. The Company uses a September 30 measurement date for its pension and other postretirement benefit plans.

(in millions, except as noted)

Defined Benefit Pension Plan

The defined benefit pension plan benefits are based on years of service, age, and eligible compensation. Prior to January 1, 2011, employees hired before January 1, 2008 earned benefits based on their pay during their last five years of employment. Employees hired or rehired on or after January 1, 2008 earned benefits based on a cash balance formula. Effective January 1, 2011, all employees began accruing benefits under the cash balance formula and ceased accruing benefits under any other formula. An employee's cash balance account is credited with an amount equal to 6% of eligible compensation plus interest based on 30-year Treasury securities. The funding policy is to contribute annually no less than the minimum required contribution under ERISA.

On January 12, 2010, the Company approved an amendment to the pension plan to conform the plan to the Pension Protection Act of 2006. The combined effects of the resulting plan remeasurement, as well as the completion of the annual census data update, reduced fiscal 2010 net periodic pension cost by $19 million.

Participation in the plan was extended to former employees of CyberSource and PlaySpan residing in the U.S., effective August 1, 2010 and April 1, 2011, respectively, subsequent to their acquisitions. See *Note 5—Acquisitions* . Fiscal 2011 pension cost did not materially increase and future pension cost is not expected to materially increase due to additional participants.

Postretirement Benefits Plan

The postretirement benefits plan provides medical benefits for retirees and dependents who meet minimum age and service requirements. Benefits are provided from retirement date until age 65. Retirees must contribute on a monthly basis for the same coverage that is generally available to active employees and their dependents. The Company's contributions are funded on a current basis.

Summary of Plan Activities

Change in Benefit Obligation:

	Pension Benefits		Other Postretirement Benefits	
	September 30,		September 30,	
	2011	2010	2011	2010
	(in millions)			
Benefit obligation-beginning of fiscal year	$743	$739	$ 34	$ 43
Service cost	41	45	—	—
Interest cost	38	40	1	1
Plan amendments	—	(12)	—	—
Actuarial loss (gain)	77	3	7	(6)
Benefit payments	(63)	(72)	(4)	(4)
Settlements	3	—	—	—
Benefit obligation-end of fiscal year	$839	$743	$ 38	$ 34
Accumulated benefit obligation	$839	$743	NA	NA
Change in Plan Assets:				
Fair value of plan assets-beginning of fiscal year	$766	$703	$—	$—
Actual return on plan assets	10	73	—	—
Company contribution	70	62	4	4
Benefit payments	(63)	(72)	(4)	(4)
Fair value of plan assets-end of fiscal year	$783	$766	$—	$—
Funded status at end of fiscal year	$ (56)	$ 23	$(38)	$(34)
Recognized in Consolidated Balance Sheets:				
Non-current asset	$—	$ 53	$—	$—
Current liability	(4)	(10)	(4)	(4)
Non-current liability	(52)	(20)	(34)	(30)
Funded status at end of fiscal year	$ (56)	$ 23	$(38)	$(34)

Amounts recognized in accumulated other comprehensive income before tax:

	Pension Benefits		Other Postretirement Benefits	
	September 30,		September 30,	
	2011	2010	2011	2010
	(in millions)			
Net actuarial loss (gain)	$343	$240	$ 1	$ (7)
Prior service credit	(42)	(51)	(17)	(20)
Total	$301	$189	$(16)	$(27)

Amounts from accumulated other comprehensive income to be amortized into net periodic benefit cost in fiscal 2012:

	Pension Benefits	Other Postretirement Benefits
	(in millions)	
Actuarial loss (gain)	$30	$—
Prior service credit	(9)	(3)
Total	$21	$ (3)

Benefit obligation and fair value of plan assets with obligations in excess of plan assets:

	Pension Benefits	
	September 30,	
	2011	2010
	(in millions)	
Accumulated benefit obligation in excess of plan assets		
Accumulated benefit obligation, end of year	$(839)	$(30)
Fair value of plan assets, end of year	783	—
Projected benefit obligation in excess of plan assets		
Benefit obligation, end of year	$(839)	$(30)
Fair value of plan assets, end of year	783	—

Net periodic pension and other postretirement plan cost:

	Pension Benefits			Other Postretirement Benefits		
	Fiscal					
	2011	2010	2009	2011	2010	2009
	(in millions)					
Service cost	$ 41	$ 45	$ 51	$—	$—	$—
Interest cost	38	40	46	1	1	2
Expected return on assets	(54)	(50)	(45)	—	—	—
Amortization of:						
Prior service credit	(9)	(9)	(8)	(3)	(3)	(3)
Actuarial loss (gain)	19	16	14	(1)	(1)	—
Net benefit cost	35	42	58	(3)	(3)	(1)
Settlement loss	2	—	3	—	—	—
Total net periodic benefit cost	$ 37	$ 42	$ 61	$ (3)	$ (3)	$ (1)

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	Pension Benefits		Other Postretirement Benefits	
	2011	2010	2011	2010
	(in millions)			
Current year actuarial loss (gain)	$124	$(20)	$ 7	$ (5)
Amortization of actuarial (loss) gain	(21)	(16)	1	1
Current year prior service cost (credit)	—	(12)	—	—
Amortization of prior service credit	9	9	3	3
Total loss (gain) recognized in other comprehensive income	$112	$(39)	$ 11	$ (1)
Total recognized in net periodic benefit cost and other comprehensive income	$149	$ 3	$ 8	$ (4)

(in millions, except as noted)

Weighted Average Actuarial Assumptions:

	Fiscal		
	2011	2010	2009
Discount rate for benefit obligation[1]			
Pension	4.70%	5.25%	5.60%
Postretirement	3.39%	3.45%	4.43%
Discount rate for net periodic benefit cost			
Pension	5.25%	5.63%	6.75%
Postretirement	3.45%	4.43%	6.24%
Expected long-term rate of return on plan assets[2]	7.50%	7.50%	7.50%
Rate of increase in compensation levels for:			
Benefit obligation	4.50%	4.50%	5.50%
Net periodic benefit cost	4.50%	5.5%[3]	5.50%

(1) Based on a "bond duration matching" methodology, which reflects the matching of projected plan liability cash flows to an average of high-quality corporate bond yield curves whose duration matches the projected cash flows.

(2) Primarily based on the targeted allocation, and evaluated for reasonableness by considering such factors as: (i) actual return on plan assets; (ii) historical rates of return on various asset classes in the portfolio; (iii) projections of returns on various asset classes; and (iv) current and prospective capital market conditions and economic forecasts.

(3) For the net periodic benefit cost for fiscal 2010, rate of increase in compensation is 0% for fiscal 2010 and 5.50% for fiscal 2011 and thereafter.

The assumed annual rate of future increases in health benefits for the other postretirement benefits plan is 8% for fiscal 2012. The rate is assumed to decrease to 5% by 2019 and remain at that level thereafter. These trend rates reflect management's expectations of future rates. Increasing or decreasing the healthcare cost trend by 1% would change the postretirement accumulated plan benefit obligation by less than $1 million.

Pension Plan Assets

Plan assets are managed with a long-term perspective to ensure that there is an adequate level of assets to support benefit payments to participants over the life of the pension plan. Plan assets are managed by external investment managers. Investment manager performance is measured against benchmarks for each asset class on a quarterly basis. An independent consultant assists management with investment manager selections and performance evaluations.

Plan assets are broadly diversified to maintain a prudent level of risk and to provide adequate liquidity for benefit payments. The Company generally evaluates and rebalances the plan assets, as appropriate, to ensure that allocations are consistent with target allocation ranges. The current target allocation for plan assets is as follows: equity securities of 50% to 80%, fixed income securities of 25% to 35%, and other, primarily consisting of cash to meet near term expected benefit payments and expenses, of up to 7%. At September 30, 2011, plan asset allocations for the above categories were 60%, 33% and 7% respectively, which are within these allocation ranges.

The following table sets forth by level, within the fair value hierarchy, the plan's investments at fair value as of September 30, 2011 and 2010, including the impact of unsettled transactions:

	Fair Value Measurements at September 30							
	Level 1		Level 2		Level 3		Total	
	2011	2010	2011	2010	2011	2010	2011	2010
	(in millions)							
Cash equivalents	$ 55	$ 46		$ 1			$ 55	$ 47
Collective investment funds			$289	307			289	307
Corporate debt securities			122	99			122	99
Debt securities of U.S. Treasury and federal agencies			104	111			104	111
Asset-backed securities					33	26	33	26
Equity securities	180	190					180	190
Total	$235	$236	$515	$518	$33	$26	$783	$780

Cash equivalents. Securities classified as Level 1 primarily include money market funds and valuations for these securities are based on quoted market prices in active markets. Securities classified as Level 2 include a government agency discount note, which is a short-term obligation issued at discount from par. This security is traded over-the-counter and the valuation is based on inputs derived from observable market data of related assets.

Collective investment funds. Collective investment funds are unregistered investment vehicles that commingle the assets of multiple fiduciary clients, such as pension and other employee benefits plans, to invest in portfolios of stocks, bonds, or other securities. Although the single collective investment fund held by the plan is ultimately invested in the common stocks of companies in the S&P 500 index, its own unit value is not directly observable, and it is therefore classified as Level 2.

Corporate debt securities. Securities in this category primarily include fixed income securities issued by domestic and foreign corporations. Valuations for these securities are based on quoted prices in active markets for similar assets, or inputs other than quoted prices that are observable in the market, and are generally classified as Level 2.

Debt securities of U.S. Treasury and federal agencies. These securities primarily include debt issued by the U.S. Department of the Treasury and securities issued or backed by U.S. government agencies. Valuations for these securities are based on quoted prices in active markets for similar assets, or inputs other than quoted prices that are observable in the market, and are generally classified as Level 2.

Asset-backed securities. Asset-backed securities are bonds that are backed by various types of assets and primarily consist of mortgage-backed securities. Valuations for these securities are based on significant unobservable inputs. These investments are classified as Level 3.

Equity securities. Securities are classified as Level 1 and include securities regularly traded on a security exchange. These securities are valued at their last quoted sales price at the reporting date, or if there was no sale on that day, the last reported bid price. This category also includes mutual funds, which are classified as Level 1, as their net asset values are observable in the market, and the access to the investment is not restricted.

There were no transfers between Level 1 and Level 2 assets during fiscal 2011 or 2010. A separate roll-forward of Level 3 plan assets measured at fair value is not presented because activities during fiscal 2011 and 2010 were immaterial.

Cash Flows

	Pension Benefits	Other Postretirement Benefits
Actual employer contributions	(in millions)	
2011	$ 70	$ 4
2010	62	4
Expected employer contributions		
2012	$ 49	$ 5
Expected benefit payments		
2012	$102	$ 5
2013	99	5
2014	98	5
2015	89	5
2016	90	4
2017-2021	373	17

Other Benefits

The Company sponsors a defined contribution plan that covers substantially all of its employees residing in the United States. Personnel costs included $34 million, $29 million and $28 million in fiscal 2011, 2010 and 2009, respectively, for expenses attributable to the Company's employees under the plan. The Company's contributions to this plan are funded on a current basis, and the related expenses are recognized in the period that the payroll expenses are incurred.

Note 12—Settlement Guarantee Management

The Company indemnifies clients for settlement losses suffered due to failure of any other customer to honor Visa cards, travelers cheques, deposit access products, point-of-sale check service drivers and other instruments processed in accordance with the operating regulations. This indemnification creates settlement risk for the Company due to the difference in timing between the date of a payment transaction and the date of subsequent settlement. Settlement at risk (or exposure) is estimated based on the sum of the following inputs: (1) average daily volumes during the quarter multiplied by the estimated number of days to settle plus a safety margin; (2) four months of rolling average chargebacks volume; and (3) the total balance for outstanding travelers cheques.

The Company maintains and regularly reviews global settlement risk policies and procedures to manage settlement exposure, which may require clients to post collateral if certain credit standards are not met.

The Company's settlement exposure is limited to the amount of unsettled Visa payment transactions at any point in time. The Company's estimated maximum settlement exposure was approximately $47.5 billion at September 30, 2011, compared to $38.7 billion at September 30, 2010.

Of these amounts, $3.2 billion and $3.0 billion at September 30, 2011 and 2010, respectively, are covered by collateral. The total available collateral balances presented below are greater than the settlement exposure covered by customer collateral held due to instances in which the available collateral exceeds the total settlement exposure for certain financial institutions at each date presented.

The Company maintained collateral as follows:

	September 30, 2011	September 30, 2010
	(in millions)	
Cash equivalents	$ 931	$ 899
Pledged securities at market value	296	470
Letters of credit	902	869
Guarantees	1,845	1,803
Total	$3,974	$4,041

Cash equivalents collateral is reflected in customer collateral on the consolidated balance sheets as it is held in escrow in the Company's name. All other collateral is excluded from the consolidated balance sheets. Pledged securities are held by third parties in trust for the Company and clients. Letters of credit are provided primarily by client financial institutions to serve as irrevocable guarantees of payment. Guarantees are provided primarily by parent financial institutions to secure the obligations of their subsidiaries, and the Company routinely evaluates the financial viability of institutions providing the guarantees.

The fair value of the settlement risk guarantee is estimated using a proprietary model which considers statistically derived loss factors based on historical experience, estimated settlement exposures at period end and a standardized grading process for clients (using, where available, third-party estimates of the probability of customer failure). Historically, the Company experienced minimum losses, which has contributed to an estimated probability-weighted value of the guarantee of approximately $1 million at September 30, 2011 and 2010, which is reflected in accrued liabilities on the consolidated balance sheets.

Note 13—Derivative Financial Instruments

The functional currency for the Company is the U.S. dollar ("USD") for the majority of its foreign operations. The Company transacts business in USD and in various foreign currencies. This activity subjects the Company to exposure from movements in foreign currency exchange rates. The Company's policy is to enter into foreign exchange forward derivative contracts to manage the variability in expected future cash flows attributable to changes in foreign exchange rates. At September 30, 2011, all derivative instruments outstanding mature within 12 months or less. The Company does not use foreign exchange forward contracts for speculative or trading purposes.

The Company enters into forward contracts to hedge certain operational ("cash flow") exposures resulting from changes in foreign currency exchange rates. Such cash flow exposures result from portions of forecasted revenues and expenses being denominated in or based on currencies other than USD. The Company's rolling hedge strategy program seeks to reduce the exchange rate risk from forecasted net exposure of revenues derived from and payments made in foreign currencies during the

(in millions, except as noted)

following 12 months. The aggregate notional amount of the Company's foreign currency forward contracts outstanding in its exchange rate risk management program was $651 million and $627 million at September 30, 2011 and 2010, respectively. The aggregate notional amount of $651 million outstanding at September 30, 2011 is fully consistent with the Company's strategy and treasury policy aimed at reducing foreign exchange risk below a predetermined and approved threshold. However, actual results for this period could materially differ from the Company's forecast. As of September 30, 2011, the Company's cash flow hedges in an asset position totaled $30 million and are classified in prepaid expenses and other current assets on the consolidated balance sheet, while cash flow hedges in a liability position totaled $7 million and are classified in accrued liabilities on the consolidated balance sheet. See *Note 4—Fair Value Measurements and Investments.*

To qualify for cash flow hedge accounting treatment, the Company formally documents, at inception of the hedge, all relationships between hedging transactions and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items and whether those derivatives may be expected to remain highly effective in future periods.

The Company uses regression analysis to assess effectiveness prospectively and retrospectively. The effectiveness tests are performed on the foreign exchange forward contracts based on changes in the spot rate of the derivative instrument compared to changes in the spot rate of the forecasted hedged transaction. Forward points are excluded for effectiveness testing and measurement purposes. The excluded forward points are reported in earnings. For fiscal 2011, 2010 and 2009, the amount by which earnings were reduced relating to excluded forward points was $20 million, $17 million and $14 million, respectively.

The effective portion of changes in the fair value of derivatives designated as cash flow hedges is recorded as a component of accumulated other comprehensive income (loss) on the consolidated balance sheets. When the forecasted transaction occurs and is recognized in earnings, the amount in accumulated other comprehensive income (loss) related to that hedge is reclassified to operating revenue or expense. The Company expects to reclassify $18 million pre-tax, the entire balance in accumulated other comprehensive income, net at September 30, 2011, to earnings during fiscal 2012.

In the event there is recognized ineffectiveness or the underlying forecasted transaction does not occur within the designated hedge period, or it becomes remote that the forecasted transaction will occur, the related gains and losses on the cash flow hedges are reclassified from accumulated other comprehensive income on the consolidated balance sheet to general and administrative expense on the consolidated statement of operations at that time. For fiscal 2011, 2010 and 2009, the amount by which earnings were reduced relating to ineffectiveness was less than $1 million, $1 million and $4 million, respectively.

The Company's derivative financial instruments are subject to both credit and market risk. The Company monitors the credit-worthiness of the financial institutions that are counterparties to its derivative financial instruments and does not consider the risks of counterparty nonperformance to be significant. The Company has begun to partially mitigate this risk by entering into agreements, with certain counterparties, which require each party to post collateral against its net liability position with the counterparty. As of September 30, 2011, the Company has posted and received collateral of

$1 million and $2 million, respectively, with counterparties, which are included in prepaid and other current assets, and accrued liabilities, respectively, on the consolidated balance sheet. Notwithstanding the Company's efforts to manage foreign exchange risk, there can be no absolute assurance that its hedging activities will adequately protect against the risks associated with foreign currency fluctuations. Credit and market risks related to derivative instruments were not considered significant at September 30, 2011.

Note 14—Enterprise-wide Disclosures and Concentration of Business

The Company's long-lived net property, equipment and technology assets are classified by major geographic area as follows:

	September 30, 2011	September 30, 2010
	(in millions)	
U.S.	$1,487	$1,301
Non-U.S.	54	56
Total	$1,541	$1,357

Revenue by geographic market is primarily based on the location of the issuing financial institution. Certain revenues, primarily international service revenues, are shared by geographic locations based upon the location of the merchant involved in the transaction. Revenues earned in the U.S. were approximately 56%, 58% and 58% of total operating revenues in fiscal 2011, 2010 and 2009, respectively. No individual country, other than the U.S., generated more than 10% of total operating revenues in these years.

A significant portion of Visa's operating revenues are concentrated among its largest clients. Loss of business from any of these clients could have an adverse effect on the Company. In fiscal 2009, one customer accounted for 10% of the Company's net operating revenues. The Company did not have any customer that generated greater than 10% of its net operating revenues in fiscal 2011 or 2010. See *Item 1A—Risk Factors.*

Note 15—Stockholders' Equity

The number of shares of each class and the number of shares of class A common stock outstanding on an as-converted basis at September 30, 2011, are as follows:

(in millions except conversion rate)	Shares Outstanding at September 30, 2011	Conversion Rate Into Class A Common Stock	Class A Common Stock As Converted[1]
Class A common stock	520	—	520
Class B common stock	245	0.4881	120
Class C common stock	47	1.0000	47
Total			687

(1) Figures may not sum due to rounding. As-converted class A common stock count is calculated based on whole numbers.

Share repurchases. The Company effectively repurchased 43.0 million shares, at an average price of $74.94 per share, for a total cost of $3.2 billion during fiscal 2011. Of the $3.2 billion, $2.0 billion was executed through the repurchase of class A common stock in the open market, and $1.2 billion was effectively executed through two separate deposits into the litigation escrow account previously established under the retrospective responsibility plan.

The following table presents share repurchases in the open market during the following fiscal years:

	2011	2010
	(in millions, except per share data)	
Shares repurchased in the open market	26.6	12.9
Weighted-average repurchase price per share	$76.08	$77.48
Total cost	$2,024	$1,000

During fiscal 2011 and 2010, the Company completed three share repurchase programs previously authorized by the board of directors in April, 2011, October, 2010 and October, 2009, for an aggregate of $2.6 billion. All repurchased shares have been retired and constitute authorized but unissued shares. The Company made no share repurchases in the open market during fiscal 2009.

In July, 2011, the Company's board of directors authorized a new $1 billion share repurchase program. The authorization will be in effect through July 20, 2012, and the terms of the program are subject to change at the discretion of the board of directors. At September 30, 2011, the July share repurchase program had remaining authorized funds of $577 million. In October, 2011, the Company announced that its board of directors authorized a $1 billion increase to the existing share repurchase program, subject to the same terms of the July authorization.

During fiscal 2011 and 2010, the Company made deposits of $400 million, $800 million and $500 million into the litigation escrow account on March 31, 2011, October 8, 2010 and May 28, 2010, respectively. Under the terms of the retrospective responsibility plan, when the Company makes deposits into the escrow account, the shares of class B common stock are subject to dilution through an adjustment to the conversion rate of the shares of class B common stock to shares of class A common stock. This has the same effect on earnings per share as repurchasing the Company's class A common stock, by reducing the as-converted class B common stock share count as shown in the table below.

	Fiscal 2011		Fiscal 2010
	March 2011	October 2010	May 2010
	(in millions except per share data and conversion rate)		
Deposits under the retrospective responsibility plan	$ 400	$ 800	$ 500
Effective price per share[(1)]	$ 73.81	$ 72.74	$ 74.22
Equivalent shares of class A common stock repurchased	5.4	11.0	6.7
Conversion rate of class B common stock to class A common stock after deposits	0.4881	0.5102	0.5550
As-converted class B common stock after deposits	120	125	136

(1) Effective price per share calculated using the volume-weighted average price of the Company's class A common stock over a pricing period in accordance with the Company's amended and restated certificate of incorporation.

(in millions, except as noted)

Class B Common Stock. The class B common stock is not convertible or transferable until the date on which all of the covered litigation has been finally resolved, although the Company's board of directors may make exceptions to this transfer restriction after resolution of all covered litigation. This transfer restriction is subject to limited exceptions, including transfers to other holders of class B common stock. After termination of the restrictions, the class B common stock will be convertible into class A common stock if transferred to a person that was not a Visa member or similar person or affiliate of a Visa member or similar person. Upon such transfer, each share of class B common stock will automatically convert into a number of shares of class A common stock based upon the applicable conversion rate in effect at the time of such transfer.

Adjustment of the conversion rate occurs upon: (i) the completion of any follow-on offering of class A common stock completed to increase the size of the escrow account (or any cash deposit by the Company in lieu thereof) resulting in a further corresponding decrease in the conversion rate; or (ii) the final resolution of the covered litigation and the release of funds remaining on deposit in the escrow account to the Company resulting in a corresponding increase in the conversion rate.

Accelerated Class C Share Release Programs. The Company's board of directors approved three separate accelerated class C share release programs in fiscal 2011, 2010 and 2009, in which holders of class C common stock were permitted to liquidate their class C common stock, subject to certain terms and conditions. Under these programs, 55 million, 56 million and 40 million shares of class C common stock were released from transfer restrictions during fiscal 2011, 2010 and 2009, respectively. As of September 30, 2011, all of the shares of class C common stock have been released from transfer restrictions, and 104 million shares have been converted from class C to class A common stock upon their sale into the public market.

Preferred Stock. Preferred stock may be issued as redeemable or non-redeemable, and it has preference over any class of common stock with respect to the payment of dividends and distribution of the Company's assets in the event of a liquidation or dissolution. The Company had no shares of preferred stock outstanding during and at the end of fiscal 2011, 2010 and 2009.

Voting Rights. The holders of class A common stock have the right to vote on all matters on which stockholders generally are entitled to vote. All holders of class B and class C common stock have no right to vote on any matters, except for certain defined matters, including any consolidation, merger, combination or any decision to exit the core payments business, in which case the holders of class B and class C common stock are entitled to cast a number of votes equal to the number of shares of class B or class C common stock held multiplied by the applicable conversion rate in effect on the record date.

Dividends Declared. On October 18, 2011, the Company's board of directors declared a dividend in the aggregate amount of $0.22 per share of class A common stock (determined in the case of class B and class C common stock on an as-converted basis), which will be paid on December 6, 2011 to all holders of record of the Company's class A, class B and class C common stock as of November 18, 2011. The Company declared and paid $423 million in dividends in fiscal 2011 at a quarterly rate of $0.15 per share.

Note 16—Earnings Per Share

Basic earnings per share is computed by dividing net income available to each class and series by the weighted-average number of shares of common stock outstanding and participating securities in the form of unvested restricted stock awards and unvested restricted stock units during the period. Net income is allocated to each class and series of common stock based on its proportional ownership on an as-converted basis. The weighted number of shares of each class and series of common stock outstanding reflects changes in ownership over the periods. See *Note 15—Stockholders' Equity.*

Diluted earnings per share is computed by dividing net income available by the weighted-average number of shares of common stock outstanding, participating securities in the form of unvested restricted stock awards and unvested restricted stock units and, if dilutive, potential class A common stock equivalent shares outstanding during the period, consisting of: (1) shares of class A common stock issuable upon the conversion of class B and class C common stock based on the conversion rate in effect through the period, and (2) incremental shares of class A common stock calculated by applying the treasury stock method to the assumed exercise of employee stock options and the assumed vesting of unearned performance shares.

The following table presents basic and diluted earnings per share for fiscal 2011.

	Basic Earnings Per Share			Diluted Earnings Per Share		
	(in millions, except per share data)					
	Income Allocation (A)	Weighted Average Shares Outstanding (B)	Earnings per Share = (A)/(B)[1]	Income Allocation (A)	Weighted Average Shares Outstanding (B)	Earnings per Share = (A)/(B)[1]
Common Stock:						
Class A	$2,638	509	$ 5.18	$3,650	707[2]	$ 5.16
Class B	636[3]	245	2.59	633[3]	245	2.58
Class C	364	70	5.18	363	70	5.16
Participating securities[4]	12	Not presented	Not presented	12	Not presented	Not presented
Net income attributable to Visa Inc.	$3,650					

The following table presents basic and diluted earnings per share for fiscal 2010.

	Basic Earnings Per Share			Diluted Earnings Per Share		
	(in millions, except per share data)					
	Income Allocation (A)	Weighted Average Shares Outstanding (B)	Earnings per Share = (A)/(B)[1]	Income Allocation (A)	Weighted Average Shares Outstanding (B)	Earnings per Share = (A)/(B)[1]
Common Stock:						
Class A	$1,940	482	$ 4.03	$2,966	739[2]	$ 4.01
Class B	566[3]	245	2.31	565[3]	245	2.30
Class C	451	112	4.03	449	112	4.01
Participating securities[4]	9	Not presented	Not presented	9	Not presented	Not presented
Net income attributable to Visa Inc.	$2,966					

The following table presents basic and diluted earnings per share for fiscal 2009.

	Basic Earnings Per Share			Diluted Earnings Per Share		
	(in millions, except per share data)					
	Income Allocation (A)	Weighted Average Shares Outstanding (B)	Earnings per Share = (A)/(B)[1]	Income Allocation (A)	Weighted Average Shares Outstanding (B)	Earnings per Share = (A)/(B)[1]
Common Stock Redeemed October 10, 2008:						
Class C (series II) and class C (series III)[5]	$ 4	Not presented	Not presented	$ 4	Not presented	Not presented
Common Stock:						
Class A	1,397	451	3.10	2,350	759[2]	3.10
Class B	485[3]	245	1.98	485[3]	245	1.98
Class C	460	148	3.10	459	148	3.10
Participating securities[4]	7	Not presented	Not presented	7	Not presented	Not presented
Net income attributable to Visa Inc.	$2,353					

(1) Earnings per share calculated based on whole numbers, not rounded numbers.

(2) The computation of weighted-average dilutive shares outstanding included the effect of 3 million dilutive shares of outstanding stock awards for fiscal 2011, and 2 million for fiscal 2010 and 2009, respectively. The computation excluded stock options to purchase approximately $2 million, 3 million and less than 1 million shares of common stock for fiscal 2011, 2010 and 2009, respectively, because their effect would have been anti-dilutive.

(3) Net income attributable to Visa Inc. is allocated to each class of common stock on an as-converted basis. The weighted average numbers of shares of as-converted class B common stock used in the income allocation were 123 million, 141 million and 157 million for fiscal 2011, 2010 and 2009, respectively.

(4) Participating securities are unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents, such as the Company's restricted stock awards, restricted stock units and earned performance-based shares.

(5) Net income attributable to Visa Inc. was allocated to the shares of redeemed common stock for the period during which they were outstanding.

Note 17—Share-based Compensation

The Company's 2007 Equity Incentive Compensation Plan, or the EIP, authorizes the compensation committee of the board of directors to grant non-qualified stock options, or options, restricted stock awards, or RSAs, restricted stock units, or RSUs, and performance-based shares to its employees and non-employee directors, for up to 59 million shares of class A common stock. Shares available for award may be either authorized and unissued or previously issued shares subsequently acquired by the Company. The EIP will continue in effect until all of the common stock available under the EIP is delivered and all restrictions on those shares have lapsed, unless the EIP is terminated earlier by the Company's board of directors. No awards may be granted under the plan on or after 10 years from its effective date.

Share-based compensation expense is recorded net of estimated forfeitures on a straight-line basis for awards with service conditions only, and on a graded-vesting basis for awards with service, performance and market conditions. The Company's estimated forfeiture rate is based on an evaluation of historical, actual and trended forfeiture data. For fiscal 2011, 2010, and 2009, the Company recorded share-based compensation expense of $154 million, $135 million and $115 million,

respectively, in personnel on its consolidated statements of operations. Of the $154 million share-based compensation expense in fiscal 2011, $6 million related to the immediate recognition of expense on awards granted to employees who had reached eligible retirement age. Of the $135 million recognized in fiscal 2010, $4 million relates to expense recognized upon the CyberSource acquisition that was paid in cash. The amount of capitalized share-based compensation expense is immaterial during fiscal 2011, 2010, and 2009.

Options

Options issued under the EIP expire 10 years from the date of grant and vest ratably over three years from the date of grant, subject to earlier vesting in full under certain conditions.

During fiscal 2011, 2010, and 2009, the fair value of each stock option was estimated on the date of grant using a Black-Scholes option pricing model with the following assumptions:

	2011	2010[5]	2009
Expected term (in years)[1]	5.16	3.46	5.69
Risk-free rate of return[2]	1.2%	1.4%	2.7%
Expected volatility[3]	33.4%	36.4%	44.2%
Expected dividend yield[4]	0.8%	0.7%	0.7%
Weighted-average fair value per option granted	$27.50	$29.46	$23.54

(1) Based on a set of peer companies that management believes is generally comparable to Visa.
(2) Based upon the zero coupon U.S. treasury bond rate over the expected term of the awards.
(3) Based on the average of the Company's implied and historical volatility. As the Company's publicly traded stock history is relatively short, historical volatility relies in part on the historical volatility of a group of peer companies that management believes is generally comparable to Visa. The expected volatilities ranged from 31% to 34% in fiscal 2011.
(4) Based on the Company's annual dividend rate on the date of grant.
(5) Includes the impact of 1.6 million replacement awards issued to former CyberSource employees as part of the CyberSource acquisition on July 21, 2010. These awards have a weighted-average exercise price of $47.34 per share and vest over a period of less than three years from the replacement grant date.

The following table summarizes the Company's option activity for fiscal 2011:

	Options	Weighted-Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value[3] (in millions)
Outstanding at October 1, 2010	9,942,379	$49.30		
Granted[1]	977,447	74.32		
Forfeited/expired	(202,256)	63.86		
Exercised	(2,163,181)	45.36		
Outstanding at September 30, 2011	8,554,389	52.81	6.6	$282
Options exercisable at September 30, 2011	6,074,687	47.10	6.4	$235
Options exercisable and expected to be vested at September 30, 2011[2]	8,232,404	$52.46	6.6	$274

(1) Includes 76,822 options granted in connection with the acquisition of PlaySpan. See *Note 5—Acquisitions*.
(2) Include options exercisable and those expected to be vested, reflecting estimated forfeitures.
(3) Calculated using the closing stock price on the last trading day of fiscal 2011 of $85.72, less the option exercise price, multiplied by the number of instruments. The aggregate intrinsic value excludes stock options with an option exercise price greater than $85.72.

For the options exercised during fiscal 2011, 2010 and 2009, the total intrinsic value was $77 million, $42 million and $16 million, respectively, and the tax benefit realized was $28 million, $15 million and $5 million, respectively.

As of September 30, 2011, there was $35 million of total unrecognized compensation cost related to unvested options, which is expected to be recognized over a weighted average period of approximately 1.3 years.

Restricted Stock Awards and Restricted Stock Units

RSAs and RSUs issued under the EIP generally vest ratably over three years from the date of grant, subject to earlier vesting in full under certain conditions.

Upon vesting, the RSAs are settled in class A common stock on a one-for-one basis. During the vesting period, RSA award recipients are eligible to receive dividends and participate in the same voting rights as those granted to the holders of the underlying class A common stock. Upon vesting, RSUs can be settled in class A common stock on a one-for-one basis or in cash, or a combination thereof, at the Company's option. The Company does not currently intend to settle any RSUs in cash. During the vesting period, RSU award recipients are eligible to receive dividend equivalents but do not participate in the voting rights granted to the holders of the underlying class A common stock.

The fair value and compensation cost before estimated forfeitures for RSAs and RSUs is calculated using the closing price of class A common stock on the date of grant. The weighted-average grant-date fair value of RSAs granted during fiscal 2011, 2010 and 2009 was $79.80, $79.58 and $56.46, respectively. The weighted-average grant-date fair value of RSUs granted during fiscal 2011, 2010 and 2009 was $79.97, $79.59 and $56.64, respectively. The total fair value of RSAs and RSUs vested during fiscal 2011, 2010 and 2009 was $55 million, $32 million and $78 million, respectively.

The following table summarizes the Company's RSA and RSU activity for fiscal 2011:

	Restricted Stock		Weighted-Average Grant Date Fair Value		Weighted-Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value[1] (in millions)	
	Awards	Units	RSA	RSU	RSA	RSU	RSA	RSU
Outstanding at October 1, 2010	1,567,207	370,638	$68.84	$70.60				
Granted	981,844	300,414	79.80	79.97				
Vested	(656,157)	(163,021)	66.84	69.55				
Forfeited/expired	(106,919)	(40,228)	74.10	75.69				
Outstanding at September 30, 2011	1,785,975	467,803	$75.28	$76.65	1.5	1.4	$153	$40

(1) Calculated by multiplying the closing stock price on the last trading day of fiscal 2011 of $85.72, multiplied by the number of instruments.

At September 30, 2011, there was $74 million and $19 million of total unrecognized compensation cost related to non-vested RSAs and RSUs, respectively, which is expected to be recognized over a weighted average period of approximately 1.5 years.

Performance-based Shares

The following table summarizes the Company's performance-based shares activity for fiscal 2011:

	Shares	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value[1] (in millions)
Outstanding at October 1, 2010	415,600	$70.64		
Granted	331,800	85.05		
Vested	(114,614)	56.06		
Forfeited/expired	—	—		
Outstanding at September 30, 2011	632,786	$80.69	1.0	$54

(1) Calculated using the stock price at September 30, 2011 of $85.72 multiplied by the number of instruments.

For performance-based shares granted in fiscal 2011 and 2010, the ultimate number of performance shares to be earned will depend on (1) the Company's achievement of specified cumulative net income performance targets, and (2) the Company's total shareholder return ranked against that of other companies that are included in the Standard & Poor's 500 Index (the market condition) during the approximate two-year period beginning October 7, 2010 and October 28, 2009, respectively. During fiscal 2011 and 2010, the fair value of the performance-based shares, incorporating the market condition, was estimated on the date of grant using a Monte Carlo simulation model. The grant-date fair value of the performance-based shares granted during fiscal 2011, 2010 and 2009 were $85.05, $88.06 and $56.06 per share, respectively. Of the performance shares granted in fiscal 2009, 295,736 shares were earned based on the Company's achievement of specified adjusted net income performance targets during the one-year period ended September 30, 2009. The fiscal 2009 grants did not include additional performance conditions.

Compensation expense for performance-based shares is initially estimated based on target performance and recorded net of estimated forfeitures, and is adjusted as appropriate throughout the performance period. Performance shares vest in two equal installments approximately two and three years from the date of the grant, subject to earlier vesting in full under certain conditions. At September 30, 2011, there was $10 million of total unrecognized compensation cost related to unvested performance-based shares.

Note 18—Commitments and Contingencies

Commitments. The Company leases certain premises and equipment throughout the world with varying expiration dates. The Company incurred total rent expense of $76 million in fiscal 2011, $59 million in fiscal 2010, and $77 million in fiscal 2009. Future minimum payments on leases and marketing and sponsorship agreements per fiscal year, at September 30, 2011 are as follows:

(in millions)	2012	2013	2014	2015	2016	Thereafter	Total
Operating leases	$ 65	$ 56	$ 23	$ 19	$ 10	$ 34	$207
Capital leases	6	6	—	—	—	—	12
Marketing and sponsorships	119	108	106	71	23	86	513
Total	$190	$170	$129	$ 90	$ 33	$120	$732

Select sponsorship agreements require the Company to spend a certain amount for advertising and marketing promotion over the term of the contract without specifying the exact year of spend. For these obligations, the Company has estimated the timing of when these amounts will be spent. In addition to the fixed payments stated above, select sponsorship agreements require the Company to undertake marketing, promotional or other activities up to stated monetary values to support events which the Company is sponsoring. The stated monetary value of these activities typically represents the value in the marketplace, which may be significantly in excess of the actual costs incurred by the Company.

Client Incentives. The Company has agreements with select clients for various programs designed to build payments volume, increase the acceptance of its products and win merchant preference for transaction routing. These agreements, with original terms ranging from one to thirteen years, can provide card issuance and/or conversion support, volume / growth targets and marketing and program support based on specific performance requirements. These agreements are designed to encourage client business and to increase overall Visa-branded payment and transaction volume, thereby reducing unit transaction processing costs and increasing brand awareness for all Visa clients.

Payments made that qualify for capitalization and obligations incurred under these programs are included on the balance sheet. Obligations under these customer agreements are primarily amortized as a reduction to revenue in the same period as the related revenues are earned, based on management's estimate of the customer's performance in accordance with the terms of the incentive agreement. The agreements may or may not limit the amount of customer incentive payments.

The table below sets forth the expected future reduction of revenue for client incentive agreements in effect at September 30, 2011:

(in millions)	2012	2013	2014	2015	2016	Thereafter	Total
Client incentives	$1,634	$1,519	$1,170	$833	$558	$472	$6,186

The actual amounts that are recorded will be greater or less than the estimates above due to customer performance, execution of new contracts, or amendments to existing contracts. Based on these agreements, increases in incentive payments are generally driven by increased payment and transaction volume, and as a result, in the event incentive payments exceed this estimate, such payments are not expected to have a material effect on the Company's financial condition, results of operations or cash flows.

Other Contingencies. In the ordinary course of business, the Company enters into contractual arrangements with financial institution and other clients pursuant to which the Company may agree to indemnify the client for certain types of losses incurred relating to the services Visa provides or otherwise relating to the Company's performance under the applicable agreement.

Note 19—Related Parties

Visa considers an entity to be a related party for purposes of this disclosure if that entity owns more than 10% of Visa's total voting common stock at the end of the fiscal year or if an officer or employee of that entity also serves on the board of directors. In January 2011, the Company's board made the decision to reduce its overall size, and as a result, its non-executive board members are comprised exclusively of independent directors as of September 30, 2011. The Company considers an investee to be a related party if the Company's: (i) ownership interest in the investee is greater than or equal to 10%; or (ii) if the investment is accounted for under the equity method of accounting. There were no material operating expenses incurred during fiscal 2011, 2010 and 2009, or material amounts due to or from related parties at the end of fiscal 2011 and 2010.

Ownership. At September 30, 2011 and 2010, no entity owned more than 10% of the Company's total voting common stock.

Board representation. The Company generated total operating revenues of approximately $172 million, $597 million and $786 million from clients represented on its board of directors during fiscal 2011, 2010 and 2009, respectively. The fiscal 2011 amount represents operating revenues generated during the period prior to the changes made to the Company's board of directors effective January 2011. In addition, the Company maintains banking relationships and has credit facilities with certain financial institutions affiliated with one member of the Company's board of directors. See *Note 10—Debt.*

Investees. The Company generated total operating revenues of $28 million, $27 million and $56 million, and received dividend income of $1 million, $2 million and $41 million from related party investees during fiscal 2011, 2010 and 2009, respectively.

Note 20—Income Taxes

The Company's income before taxes by fiscal year consisted of the following:

	2011	2010	2009
		(in millions)	
U.S.	$4,650	$3,973	$3,807
Non-U.S.	1,006	665	193
Total income before taxes and minority interest	$5,656	$4,638	$4,000

U.S. income before taxes included $1.3 billion, $1.1 billion and $1.8 billion from non-U.S. clients for fiscal 2011, 2010 and 2009, respectively.

Income tax provision by fiscal year consisted of the following:

	2011	2010	2009
		(in millions)	
Current:			
U.S. federal	$1,365	$1,089	$ 912
State and local	311	260	226
Non-U.S.	168	76	208
Total current taxes	1,844	1,425	1,346
Deferred:			
U.S. federal	160	209	353
State and local	(2)	35	14
Non-U.S.	8	5	(65)
Total deferred taxes	166	249	302
Total income tax provision	$2,010	$1,674	$1,648

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at September 30, 2011 and 2010 are presented below:

	2011	2010
	(in millions)	
Deferred Tax Assets		
Accrued compensation and benefits	$ 96	$ 115
Comprehensive income	104	78
Investments in joint ventures	15	12
Accrued litigation obligation	128	210
Client incentives	184	179
Net operating loss carryforward	38	83
Tax credits	26	25
Federal benefit of state taxes	300	287
Federal benefit of foreign taxes	7	7
Other	76	57
Deferred tax assets	974	1,053
Deferred Tax Liabilities		
Property, equipment and technology, net	(266)	(186)
Intangible assets	(4,374)	(4,396)
Foreign taxes	(40)	(21)
Other	(10)	(8)
Deferred tax liabilities	(4,690)	(4,611)
Net deferred tax liabilities	$(3,716)	$(3,558)

Total net deferred tax assets and liabilities are included in the Company's consolidated balance sheets as follows:

	September 30, 2011	September 30, 2010
	(in millions)	
Current deferred tax assets	$ 489	$ 623
Non current deferred tax liabilities	(4,205)	(4,181)
Net deferred tax liabilities	$(3,716)	$(3,558)

The decrease in the deferred tax asset for accrued litigation obligation is primarily due to covered litigation payments in fiscal 2011.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefits of its deferred tax assets recorded.

As of September 30, 2011, the Company had $56 million federal, $126 million state and $44 million foreign net operating loss carryforwards primarily from subsidiaries acquired in recent years. The federal and state net operating loss carryforwards will expire in fiscal 2013 through 2030. The foreign net operating loss may be carried forward indefinitely. Internal Revenue Code Section 382 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of a corporation's ownership change, as defined in the Internal Revenue Code. Although the Company's ability to utilize the U.S. net operating loss carryforwards was limited in fiscal 2011, the Company expects to fully utilize the net operating loss carryforwards in future years.

As of September 30, 2011, the Company also had federal and state research and development tax credit carryforwards of $8 million and $21 million, respectively. The federal carryforwards will expire in fiscal 2017 through 2028. The state carryforwards may be carried forward indefinitely. The Company also has federal alternative minimum tax credits of approximately $1 million, which do not expire. The Company expects to realize the benefit of the credit carryforwards in future years.

The income tax provision differs from the amount of income tax determined by applying the applicable U.S. federal statutory rate of 35% to pretax income, as a result of the following:

	For the Years Ended September 30					
	2011		2010		2009	
	Dollars	Percent	Dollars	Percent	Dollars	Percent
	(in millions)		(in millions)		(in millions)	
U.S. federal income tax at statutory rate	$1,980	35%	$1,623	35%	$1,400	35%
State income taxes, net of federal benefit	203	4%	177	4%	156	4%
Non-U.S. tax effect, net of federal benefit	(150)	(2)%	(124)	(2)%	7	—
Remeasurement of deferred taxes due to change in state apportionment	(3)	—	15	—	—	—
Non-U.S. tax on sale of VisaNet do Brasil, net of federal benefit	—	—	—	—	51	1%
Revaluation of Visa Europe put option	(43)	(1)%	(28)	(1)%	—	—
Other, net	23	—	11	—	34	1%
Income tax provision	$2,010	36%	$1,674	36%	$1,648	41%

The effective income tax rates in fiscal 2011 and 2010 were lower than the rate in fiscal 2009 primarily due to the benefit of tax incentives in Singapore, the Company's largest operating hub outside the U.S., beneficial changes in the geographic mix of the Company's global income, the nontaxable revaluations of the Visa Europe put option in fiscal 2011 and 2010, and the absence of additional foreign tax related to the sale of the investment in VisaNet do Brasil in fiscal 2009.

Income taxes receivable of $112 million and $140 million are included in prepaid and other current assets at September 30, 2011 and 2010, respectively. See *Note 6—Prepaid Expenses and Other Assets*. At September 30, 2011 and 2010, income taxes payable of $63 million and $40 million, respectively, are included in accrued income taxes as part of accrued liabilities, and accrued income taxes of $468 million and $423 million, respectively, are included in other long-term liabilities. See *Note 9—Accrued and Other Liabilities*.

Cumulative undistributed earnings of the Company's international subsidiaries amounted to $1.9 billion at September 30, 2011, all of which are intended to be reinvested indefinitely outside the U.S. The amount of income taxes that would have resulted had such earnings been repatriated is not practically determinable.

The Company's largest operating hub outside the U.S. is located in Singapore. It operates under a tax incentive agreement which is effective through September 30, 2014, and may be extended through September 30, 2023, if certain additional requirements are satisfied. The tax incentive agreement is conditional upon certain employment and investment thresholds being met by the Company. The tax incentive agreement decreased Singapore tax by $111 million, $93 million and $16 million, and the benefit of the tax incentive agreement on diluted earnings per share was $0.16, $0.13 and $0.02 in fiscal 2011, 2010 and 2009, respectively.

In accordance with ASC 740, the Company is required to inventory, evaluate, and measure all uncertain tax positions taken or to be taken on tax returns, and to record liabilities for the amount of such positions that may not be sustained, or may only partially be sustained, upon examination by the relevant taxing authorities.

At September 30, 2011 and 2010, the Company's total gross unrecognized tax benefits were $850 million and $545 million, respectively, exclusive of interest and penalties described below. Included in the $850 million and $545 million are $696 million and $443 million of unrecognized tax benefits, respectively, that if recognized, would reduce the effective tax rate in a future period.

A reconciliation of beginning and ending unrecognized tax benefits by fiscal year is as follows:

	2011	2010
	(in millions)	
Beginning balance at October 1	**$545**	**$439**
Increases of unrecognized tax benefits related to prior years	206	65
Decreases of unrecognized tax benefits related to prior years	(52)	—
Increases of unrecognized tax benefits related to current year	158	44
Reductions to unrecognized tax benefits related to lapsing statute of limitations	(7)	(3)
Ending balance at September 30	**$850**	**$545**

It is the Company's policy to account for interest expense and penalties related to uncertain tax positions as interest expense, and general and administrative, respectively, in its consolidated statements of operations. In fiscal 2011, 2010 and 2009, the Company recognized $7 million, $37 million and $17 million of interest expense, respectively, related to uncertain tax positions in its consolidated statements of operations. In fiscal 2011, the Company reversed $2 million of penalties upon the effective settlement of uncertainties surrounding the timing of certain deductions. In fiscal 2010 and 2009, the Company recognized $5 million and $4 million of penalties, respectively. At September 30, 2011 and 2010, the Company had accrued interest of $65 million and $58 million, respectively, and accrued penalties of $8 million and $10 million, respectively, related to uncertain tax positions in its other long-term liabilities.

The Company's fiscal 2006, 2007 and 2008 U.S. federal income tax returns are currently under examination by the Internal Revenue Service (IRS). The most significant areas being examined by the IRS include transfer pricing, deduction for covered litigation and research and development tax credits. The timing of the final resolution of the tax examination is uncertain. As such, it is not reasonably possible to estimate the impact that the final outcome could have on the Company's unrecognized tax benefits in the next 12 months. Except for certain outstanding refund claims, the federal statutes of limitations expired for fiscal years prior to fiscal 2006. The Company is also subject to examinations by various state and foreign tax authorities. The Company has concluded all California income tax matters for years through fiscal 2003. All material state and foreign tax matters have been concluded for years through fiscal 2002.

Note 21—Legal Matters

The Company is party to various legal and regulatory proceedings. Some of these proceedings involve complex claims that are subject to substantial uncertainties and unascertainable damages. Accordingly, except as disclosed, the Company has not established reserves or ranges of possible loss related to these proceedings, as at this time in the proceedings, the matters do not relate to a probable loss and/or amounts are not reasonably estimable. Although the Company believes that it has strong defenses for the litigation and regulatory proceedings described below, it could in the future incur

judgments or fines or enter into settlements of claims that could have a material adverse effect on the Company's results of operations, financial position or cash flows. From time to time, the Company may engage in settlement discussions or mediations with respect to one or more of its outstanding litigation matters, either on its own behalf or collectively with other parties.

The Company recorded litigation provisions of approximately $7 million, ($45) million and $2 million in fiscal 2011, 2010 and 2009, respectively. The credit to the provision in fiscal 2010 was primarily the result of a $41 million pre-tax gain recognized related to the prepayment of the remaining obligations under the Retailers' litigation (discussed in *Other Litigation* below). The remaining credit balance was due to the release of accruals for certain legal matters settled during fiscal 2010. The litigation accrual is an estimate and is based on management's understanding of its litigation profile, the specifics of each case, advice of counsel to the extent appropriate and management's best estimate of incurred loss at the balance sheet date.

The following table summarizes the activity related to accrued litigation for both covered and other non-covered litigation for the years ended September 30, 2011 and 2010:

	2011	2010
	(in millions)	
Balance at October 1	**$ 697**	**$ 1,717**
Provision for settled legal matters[1]	7	(45)
Reclassification of settled matters [2]	12	—
Interest accretion on settled matters	11	27
Payments on settled matters[3]	(302)	(1,002)
Balance at September 30	**$ 425**	**$ 697**

[1] The amount for the twelve months ended September 30, 2010 includes the reduction to the provision for the $41 million pre-tax gain recognized related to the prepayment of the remaining obligations under the Retailers' litigation.

[2] Reclassification of amount previously recorded in accrued liabilities.

[3] The amount for the twelve months ended September 30, 2010 includes the Company's October 2009 prepayment of its remaining $800 million in payment obligations in the Retailers' litigation at a discounted amount of $682 million.

Covered Litigation

Visa Inc., Visa U.S.A. and Visa International are parties to certain legal proceedings that are subject to the retrospective responsibility plan, which the Company refers to as the covered litigation. See *Note 3—Retrospective Responsibility Plan*. An accrual for covered litigation and a charge to the litigation provision are recorded when loss is deemed to be probable and reasonably estimable. In making this determination, the Company evaluates available information, including but not limited to actions taken by the litigation committee. The current uncommitted balance of the covered litigation escrow account—$2.7 billion—was deposited by the Company primarily with a view toward resolving the Interchange Litigation. The accrual related to covered litigation could be either higher or lower than the escrow account balance. The Company did not record an additional accrual for covered litigation during fiscal 2011.

(in millions, except as noted)

The Discover Litigation. On October 4, 2004, Discover Financial Services, Inc. filed a complaint against Visa U.S.A., Visa International and MasterCard International Incorporated (MasterCard). The complaint was filed in the U.S. District Court for the Southern District of New York and was designated as a related case to a lawsuit brought by the U.S. Department of Justice (DOJ) in 1998. The complaint alleged, among other things, that the implementation and enforcement of Visa's bylaw 2.10(e) and MasterCard's Competitive Programs Policy, or CPP, which prohibited their respective members from issuing American Express or Discover cards violated Sections 1 and 2 of the Sherman Act and California's Unfair Competition Law, and sought money damages (subject to trebling) and attorneys' fees and costs.

On October 13, 2008, Visa, MasterCard and Discover reached an agreement in principle to settle the litigation. The parties executed a final settlement agreement on October 27, 2008 that became effective on November 4, 2008 upon approval by holders of Visa's class B common stock. Visa's net share of the settlement totaled $1.8 billion, of which $1.74 billion was paid over four quarters from the escrow account established by the retrospective responsibility plan. Visa Inc. also paid $80 million toward Visa's share in connection with releases obtained from MasterCard with respect to certain potential claims. Visa Inc. also paid an additional $65 million, which was refunded by Morgan Stanley, under a separate agreement related to the settlement. Visa's settlement obligations were fully satisfied with the September 2009 payment to Discover. The Company's consolidated statement of operations reflects a provision of $1.8 billion for the settlement in fiscal 2008.

The American Express Litigation. On November 15, 2004, American Express filed a complaint against Visa U.S.A., Visa International, MasterCard and several Visa U.S.A. and Visa International member financial institutions in the U.S. District Court for the Southern District of New York. The complaint alleged that the implementation and enforcement of Visa U.S.A.'s bylaw 2.10(e) and MasterCard's CPP violated Sections 1 and 2 of the Sherman Act, and sought money damages (subject to trebling) and attorneys' fees and costs.

Visa Inc., Visa U.S.A. and Visa International entered into a settlement agreement with American Express that became effective on November 9, 2007. Under the settlement agreement, American Express will receive maximum payments of $2.25 billion, including up to $2.07 billion from Visa Inc. and $185 million from five co-defendant banks. An initial payment of $1.13 billion was made on March 31, 2008, including $945 million funded through the litigation escrow account established under the retrospective responsibility plan and $185 million from the five co-defendant banks. Beginning April 2008, Visa Inc. will pay American Express an additional amount of up to $70 million each quarter for 16 quarters, for a maximum total of $1.12 billion. The quarterly settlement payments are also covered by the retrospective responsibility plan. The total settlement was recorded in fiscal 2007 at a discounted value of $1.9 billion using a rate of 4.72% over the payment term. The present value of the remaining obligation is reflected in current and long-term accrued litigation obligation on the consolidated balance sheets.

The quarterly payments are in an amount equal to 5% of American Express's United States global network services billings during the quarter up to a maximum of $70 million per quarter; provided, however, that if the payment for any quarter is less than $70 million, the maximum payment for a future quarter or quarters shall be increased by the difference between $70 million and such lesser amount as was actually paid. American Express has met the performance criteria set forth in the settlement agreement for each quarter thus far, including the fourth fiscal quarter of fiscal 2011, and Visa has made each of the corresponding settlement payments.

(in millions, except as noted)

The Attridge Litigation. On December 8, 2004, a complaint was filed in California state court on behalf of an alleged class of consumers asserting claims against Visa U.S.A., Visa International and MasterCard under California's Cartwright Act and Unfair Competition Law. The claims in this action, *Attridge v. Visa U.S.A. Inc., et al.*, seek to piggyback on the portion of the DOJ litigation in which the U.S. District Court for the Southern District of New York found that Visa's bylaw 2.10(e) and MasterCard's CPP constitute unlawful restraints of trade under the federal antitrust laws. On May 19, 2006, the court entered an order dismissing plaintiff's Cartwright Act claims with prejudice but allowing the plaintiff to proceed with his Unfair Competition Law claims, which seek restitution, injunctive relief, and attorneys' fees and costs. On December 14, 2007, the plaintiff amended his complaint to add Visa Inc. as a defendant. No new claims were added to the complaint.

On July 1, 2009, the court denied in part the Defendants' Motion for Summary Judgment or Summary Adjudication, but ordered the parties to submit affidavits as to whether further discovery should be conducted prior to the court rendering judgment on the Motion for Summary Adjudication. On August 3, 2009, the court ruled the Motion submitted without any such further discovery.

In the separate "Indirect Purchaser" *Credit/Debit Card Tying Cases,* also pending in California state court, Visa entered into a settlement agreement on September 14, 2009. That settlement could potentially have the effect of releasing the claims asserted in the *Attridge* case, subject to the ruling of the *Attridge* court. On September 24, 2009, the *Attridge* court deferred its decision on the Motion for Summary Adjudication pending court approval of the settlement in the *Credit/Debit Card Tying Cases.* On August 23, 2010, final approval of the *Credit/Debit Card Tying Cases* settlement was granted. The plaintiff in *Attridge* and others have appealed the final approval order. On February 15, 2011, the court ordered that the case be stayed until 30 days following the final resolution of the appeals in the California *Credit/Debit Card Tying Cases.*

The Interchange Litigation

Kendall. On October 8, 2004, a class action lawsuit was filed by a group of merchants in the U.S. District Court for the Northern District of California against Visa U.S.A., MasterCard and several Visa U.S.A. member financial institutions alleging, among other things, that Visa U.S.A.'s and MasterCard's interchange reimbursement fees violate the Sherman Act and the Clayton Act (*Kendall v. Visa U.S.A. Inc., et al.*). On July 25, 2005, the court granted Visa U.S.A.'s motion to dismiss and dismissed the complaint with prejudice.

On March 7, 2008, the U.S. Court of Appeals for the Ninth Circuit affirmed the district court's dismissal of the complaint. The court concluded that the plaintiffs had failed to plead facts sufficient to establish a conspiracy, and that no amendment could cure the pleading defect. In doing so, the Ninth Circuit also held that the plaintiffs were "indirect purchasers" of Visa U.S.A. and could not recover antitrust damages for their claims. Plaintiffs did not seek review of the Ninth Circuit's ruling.

Multidistrict Litigation Proceedings (MDL). Beginning in May 2005, approximately 55 complaints, all but 10 of which were styled as class actions, have been filed in U.S. federal district courts on behalf of merchants against Visa U.S.A. and/or MasterCard, and in some cases, certain Visa member financial institutions. Visa International was also named as a defendant in more than 30 of these complaints. The cases allege, among other things, that Visa's and MasterCard's purported setting of interchange reimbursement fees, their "no surcharge" rules, and alleged tying and bundling of

(in millions, except as noted)

transaction fees violate federal antitrust laws. On October 19, 2005, the Judicial Panel on Multidistrict Litigation issued an order transferring these cases to the U.S. District Court for the Eastern District of New York for coordination of pre-trial proceedings (MDL 1720). On April 24, 2006, the group of purported class plaintiffs filed a First Amended Class Action Complaint. Taken together, the claims in the First Amended Class Action Complaint and in the 10 complaints brought on behalf of individual merchants are generally brought under Sections 1 and 2 of the Sherman Act. In addition, some of these complaints contain certain state unfair competition law claims. These interchange-related cases seek money damages (alleged in the consolidated class action complaint to range in the tens of billions of dollars), subject to trebling, as well as attorneys' fees and injunctive relief.

As part of the retrospective responsibility plan, Visa U.S.A. and Visa International entered into a judgment sharing agreement with certain member financial institutions of Visa U.S.A. on July 1, 2007.

On January 8, 2008, the district court adopted the recommendation of the Magistrate Judge and granted defendants' motion to dismiss the class plaintiffs' claims for damages incurred prior to January 1, 2004.

On January 29, 2009, class plaintiffs filed a Second Consolidated Amended Class Action Complaint. Among other things, this complaint: (i) added new claims for damages and injunctive relief against Visa and the bank defendants regarding interchange reimbursement fees for Visa PIN-debit cards; (ii) added new claims for damages and injunctive relief against Visa and the bank defendants since the time of Visa's IPO regarding interchange reimbursement fees for Visa's credit, offline debit, and PIN-debit cards; (iii) eliminated claims for damages relating to the so-called "no-surcharge" rule and "anti-steering" rules; (iv) eliminated claims for damages based on the alleged tie of network processing services and payment guarantee services to the payment card system services; and (v) added Visa Inc. as a defendant.

In addition, class plaintiffs filed a Second Supplemental Class Action Complaint (the "Supplemental Complaint") against Visa Inc. and several financial institutions challenging Visa's reorganization and IPO under Section 1 of the Sherman Act and Section 7 of the Clayton Act. In the Supplemental Complaint, class plaintiffs seek unspecified monetary damages and declaratory and injunctive relief, including an order that the IPO be unwound.

On May 8, 2008, class plaintiffs served on defendants a motion seeking to certify a class of merchants. Visa, jointly with other defendants, moved to dismiss the Supplemental Complaint and the Second Consolidated Amended Class Action Complaint on March 31, 2009.

On February 7, 2011, Visa entered into an omnibus agreement that confirmed and memorialized the signatories' intentions with respect to the loss sharing agreement, the judgment sharing agreement and other agreements relating to certain interchange litigation. Under the omnibus agreement, the monetary portion of any settlement of the interchange litigation covered by the omnibus agreement would be divided into a MasterCard portion at 33.3333% and a Visa portion at 66.6667%. In addition, the monetary portion of any judgment assigned to Visa-related claims in accordance with the omnibus agreement would be treated as a Visa portion. Visa would have no liability for the monetary portion of any judgment assigned to MasterCard-related claims in accordance with the omnibus agreement, and if a judgment is not assigned to Visa-related claims or MasterCard-related claims in accordance with the Omnibus agreement, then any monetary liability would be divided into a MasterCard portion at

(in millions, except as noted)

33.3333% and a Visa portion at 66.6667%. The Visa portion of a settlement or judgment covered by the omnibus agreement would be allocated in accordance with specified provisions of the Company's retrospective responsibility plan. The litigation provision on the consolidated statements of operations is not impacted by the execution of the omnibus agreement.

The parties filed motions for summary judgment on a number of issues on February 11, 2011. Visa, jointly with other defendants, moved for summary judgment against the claims in the Supplemental Complaint and the Second Consolidated Amended Class Action Complaint. Visa and other defendants also moved for summary judgment against the claims in the individual plaintiffs' complaints. The class plaintiffs sought summary judgment on all of their intra-network damages claims under Section 1 of the Sherman Act in the Second Consolidated Amended Class Action Complaint, including by arguing that Visa's post-IPO conduct constitutes a continuing conspiracy. Finally, the individual plaintiffs moved for partial summary judgment on their claims that (i) agreements by banks to enforce certain Visa rules are *per se* unlawful under Section 1 of the Sherman Act, and (ii) Visa's imposition of those rules post-IPO constitutes a continuing conspiracy under Section 1 of the Sherman Act.

The parties have exchanged expert reports and taken expert discovery. The court asked the parties to identify any objections to a trial date of September 12, 2012, and no party has objected to that date.

The parties' efforts to reach a mediated resolution of the litigation continue, though substantial hurdles exist. In particular, plaintiffs' confidential settlement demands to Visa have included unacceptable changes to Visa's business practices and unacceptable financial terms. Under generally accepted accounting principles, the Company believes some loss is reasonably possible, but not probable and reasonably estimable. Many material uncertainties exist, including, among other things, the mixed progress in settlement negotiations and numerous motions pending before the court. The current uncommitted balance of the covered litigation escrow account—$2.7 billion—is consistent with the Company's estimate of its share of a lower end of a negotiated settlement for the entire matter. The Company will continue to consider and reevaluate this estimate in light of the substantial uncertainties and mediation obstacles that persist, including the unacceptable changes to our business practices demanded by plaintiffs. We are unable to estimate a potential loss or range of loss, if any, at trial if a negotiated resolution of the matter cannot be reached.

Other Litigation

In re Visa Check/MasterMoney Antitrust Litigation. Beginning in October 1996, several antitrust class action lawsuits were brought by U.S. merchants against Visa U.S.A. and MasterCard. The suits were later consolidated in the U.S. District Court for the Eastern District of New York, *In re Visa Check/ MasterMoney Antitrust Litigation.* Among other claims, the plaintiffs alleged that Visa U.S.A.'s "Honor All Cards" rule, which required merchants that accepted Visa cards to accept for payment every validly presented Visa card, and a similar MasterCard rule, constituted an illegal tying arrangement in violation of Section 1 of the Sherman Act. On June 4, 2003, the parties signed a settlement agreement that was approved by the court on December 19, 2003. Pursuant to the settlement agreement, Visa agreed to modify its "Honor All Cards" rule such that a merchant may accept only Visa check cards, only Visa credit cards, or both. Visa also agreed to pay approximately $2.0 billion to the merchant class over 10 years in equal annual installments of $200 million per year, among other things.

(in millions, except as noted)

On August 31, 2009, Visa entered into an agreement to prepay its remaining $800 million in settlement payments for $682 million. On October 2, 2009, the court entered a final order approving the prepayment agreement, and Visa made the prepayment on October 5, 2009. Pursuant to its terms, the prepayment agreement became final after no appeals to the approval order were filed within the 30-day appeal period.

"Indirect Purchaser" Actions. Complaints were also filed in 19 different states and the District of Columbia alleging state antitrust, consumer protection and common law claims against Visa U.S.A. and MasterCard (and, in California, Visa International) on behalf of consumers. The claims in these class actions included allegations mirroring those made in the U.S. merchant lawsuit and asserting that merchants, faced with excessive merchant discount fees, passed on some portion of those fees to consumers in the form of higher prices on goods and services sold. Plaintiffs seek money damages and injunctive relief. Visa U.S.A. has been successful in the majority of these cases, as courts in 17 jurisdictions have granted Visa U.S.A.'s motions to dismiss for failure to state a claim or plaintiffs have voluntarily dismissed their complaints. In New Mexico, the court granted Visa U.S.A.'s motion to dismiss at a hearing on May 14, 2010, and entered an order and judgment dismissing the case on June 9, 2010. The plaintiff filed a notice of appeal from that order and judgment on June 14, 2010. Briefing is complete in the appeal, but no decision has been issued.

In California, in the consolidated *Credit/Debit Card Tying Cases*, the court dismissed claims brought under the Cartwright Act, but denied a similar motion with respect to Unfair Competition Law claims for unlawful, unfair and/or fraudulent business practices. On October 31, 2007, the court denied the plaintiffs' motion to give collateral estoppel effect to certain elements of their "tying" claim based on statements in the ruling on cross-motions for summary judgment in *In re Visa Check/MasterMoney Antitrust Litigation.* On October 3, 2008, the parties agreed to confidential settlement terms to resolve the dispute. A written settlement agreement executed on September 14, 2009, was submitted to the court for approval. After the parties amended the settlement agreement in certain respects, the court entered an order preliminarily approving the settlement on January 5, 2010 and entered an order granting final approval on August 23, 2010. The plaintiff in *Attridge*, who had filed objections to the settlement, filed a notice of appeal from the final approval order, as have other objectors to the settlement. The amount of the settlement is not considered material to the consolidated financial statements.

Currency Conversion Litigation. In 2000, a "representative" action was filed in California state court against Visa U.S.A. and Visa International in connection with an asserted 1% currency conversion "fee" assessed on member financial institutions by the payment card networks on transactions involving the purchase of goods or services in a foreign currency and the disclosure of that fee (*Schwartz*). Plaintiffs claimed Visa's currency conversion practices violated California Business & Professions Code Section 17200. Additional California state class actions were filed against Visa U.S.A. and Visa International challenging currency conversion practices (*Shrieve, Mattingly*, and *Baker*). Visa U.S.A., Visa International, MasterCard, Citicorp Diners Club, Inc. (Diners Club) and several Visa member financial institutions are also defendants in a number of federal class actions that allege, among other things, violations of federal antitrust laws based on the 1% currency conversion fee. The federal complaints were consolidated or coordinated in MDL 1409 (*In re Currency Conversion Fee Antitrust Litigation*) in the U.S. District Court for the Southern District of New York.

On July 20, 2006, Visa U.S.A. and Visa International entered into a settlement agreement in MDL 1409. Under the terms of that settlement, Visa U.S.A. and Visa International paid $100.1 million

(in millions, except as noted)

into a settlement fund and agreed that for five years they would separately identify or itemize any fees added to transactions because they occurred in a foreign country or involved a foreign currency and would require U.S. issuing members to disclose certain changes, if any, to exchange rate practices. Visa U.S.A. and Visa International also paid into the settlement fund $18.6 million in attorneys' fees to resolve *Schwartz*. The *Shrieve*, *Mattingly*, and *Baker* plaintiffs agreed that they would ask the court to dismiss their actions with prejudice as to Visa U.S.A. and Visa International once the MDL 1409 settlement receives court approval. Visa U.S.A. and Visa International agreed to pay $1.0 million plus interest as attorneys' fees after the dismissal of *Baker*.

The court granted final approval of the MDL 1409 settlement on October 22, 2009. Various appeals were filed with the U.S. Court of Appeals for the Second Circuit. All such appeals were dismissed as of May 11, 2011. All of the underlying actions against Visa U.S.A. and Visa International, including *Schwartz, Shrieve, Mattingly, and Baker,* have been dismissed, and Visa has made all payments required under the settlement agreements.

Morgan Stanley Dean Witter/Discover Litigation. In August 2004, the European Commission in Brussels issued a Statement of Objections against Visa International and Visa Europe alleging a breach of European competition law. The allegation arises from the Visa International and Visa Europe Rule (bylaw 2.12(b)) that makes certain designated competitors, including Morgan Stanley Dean Witter/Discover, ineligible for membership. On October 3, 2007, the European Commission fined Visa International and Visa Europe €10.2 million ($14.5 million) for infringing European Union rules on restrictive business practices (Article 81 of the EC Treaty and Article 53 of the EEA Agreement). Visa International and Visa Europe filed an appeal of the ruling with the Court of First Instance on December 19, 2007. On April 14, 2011, the European Union General Court denied Visa's appeal of the €10.2 million fine. Pursuant to existing agreements, Visa Europe has acknowledged full responsibility for the defense of this action, including any fines that may be payable.

Vale Canjeable. On November 21, 2006, Vale Canjeable Ticketven, C.A. filed an action in the Fifth Municipal Court of Caracas ("Fifth Municipal court"), Venezuela against Todoticket 2004, C.A., and Visa International seeking a preliminary injunction preventing use of the Visa Vale mark in Venezuela. On November 29, 2006, the Fifth Municipal court granted a preliminary injunction prohibiting defendants' use of "Vale" in the Venezuelan market of food vouchers. Visa filed a constitutional objection to that ruling on December 6, 2006. The objection was dismissed, and Visa appealed the decision through the appellate courts.

After all appeals to the lower appellate courts had been rejected, on March 14, 2008, Visa filed an extraordinary appeal of the preliminary injunction ruling with the Commercial Chamber of the Supreme Court (the "Supreme Court"). On August 6, 2008, the Supreme Court ruled in Visa's favor, declared the lower court's decision null and void, and remanded the case to the appellate court. Following the Supreme Court's order, on March 25, 2009, the First Commercial Judge of Appeals of Caracas issued a new decision, affirming the preliminary injunction and finding Visa and Todoticket liable for legal fees and costs in connection with the appeal. On July 9, 2009, Visa filed a further appeal, and on December 10, 2009, the Supreme Court again decided in Visa's favor, overturning the appellate ruling. The Supreme Court ordered a new appellate judge to consider the preliminary injunction that prevented Visa from using the Visa Vale trademark in Venezuela. On August 10, 2011, the court rejected Visa's appeal of the preliminary injunction and ordered the defendants to pay costs.

(in millions, except as noted)

In parallel to this proceeding, in December 2006, the plaintiff also filed a claim with the Fourth Commercial Court of First Instance of Caracas ("First Instance court"), alleging that the defendants infringed the plaintiff's rights as the holder of the trademark registries and requesting declarative, injunctive and monetary relief. On September 25, 2007, Visa's request for removal of the First Instance judge from the case was granted. A new judge was assigned to finalize the discovery phase of the case. On February 11, 2010, the First Instance court dismissed in its entirety the plaintiff's claim against Visa and other defendants for damages based on trademark infringement. The plaintiff appealed. On August 10, 2011, the appellate court overturned the First Instance court's dismissal in part. The court refused to award plaintiff any damages or costs, but enjoined Visa and Todoticket from using the expression "Vale" in the Venezuelan food voucher market.

Both August 10 rulings are subject to an extraordinary appeal to the Supreme Court.

U.S. Merchant Acceptance Rules Investigations. On October 10, 2008, the DOJ issued a Civil Investigative Demand, or "CID," to Visa U.S.A. that sought information regarding a potential violation of Section 1 or 2 of the Sherman Act, 15 U.S.C. §§ 1, 2. The CID sought documents, data and narrative responses to several interrogatories and document requests, which focused on certain U.S. merchant acceptance practices, including major payment network rules regarding merchant surcharging and merchants' ability to steer customers to other forms of payment. A multistate attorney general working group and other state attorney general offices requested similar information from Visa Inc. in 2009.

On October 4, 2010, Visa announced a settlement with the DOJ and the attorneys general of seven states to resolve their investigations. Additional states joined the settlement on December 20, 2010. As part of the settlement, Visa will allow U.S. merchants to offer discounts or other incentives to steer customers to a particular form of payment including to a specific network brand or to any card product, such as a "non-reward" Visa credit card. Visa's rules always have allowed U.S. merchants to steer customers to other forms of payment and offer discounts to customers who choose to pay with cash, check or PIN debit. The new rules will expand U.S. merchants' ability to discount for their preferred form of payment, though they will not be able to pick and choose amongst issuing banks. The settlement agreement does not address Visa's rule prohibiting U.S. merchants from surcharging consumers. Apart from a partial reimbursement to some of the state attorneys general of their attorneys' fees and expenses, there is no monetary obligation associated with the settlement. The reimbursement amount is not considered material to the consolidated financial statements.

The consent decree setting forth the terms of settlement was subject to court approval. After responding to public comments it received regarding the consent decree, on July 14, 2011, the DOJ asked the court to enter final judgment "as soon as possible without further hearing." The settlement became final on July 20, 2011, when the court entered final judgment approving the consent decree, and Visa has made the rule changes required by the settlement.

Venezuela Interchange Proceedings. On October 2, 2008, the Superintendencia para la Promoción y Protección de la Libre Competencia ("Competition Authority") of Venezuela filed an administrative proceeding against "Visa Inc. International" (sic), MasterCard, American Express, Diners Club, Consorcio Credicard, and more than thirty privately held financial institutions. The Competition Authority alleged that, among other things, the defendants' setting of default interchange rates and merchant discount rates violated Venezuelan competition law. The Competition Authority sought

(in millions, except as noted)

monetary and injunctive relief. On December 29, 2010, the Competition Authority issued a decision that it had found no violation of Venezuelan competition law by Visa or any of the other defendants.

European Interchange Proceedings. On April 3, 2009, the European Commission issued a Statement of Objections ("SO") to Visa Europe, Visa International and Visa Inc. alleging a breach of European competition law. Visa Inc. and Visa International were served with the Statement of Objections on June 1, 2009. The SO alleged a breach of Article 81 of the EC Treaty and Article 53 of the EEA Agreement. The SO was directed to Visa Inc. and Visa International with respect to the "Honor All Cards" rule, the "no-surcharge" rule, and certain debit interchange fee practices. On August 10, 2009, Visa Inc. and Visa International filed a response to the SO.

On April 26, 2010, Visa Europe announced an agreement with the European Commission, subject to public consultation, to end the proceedings with respect to Visa Europe's immediate debit interchange fees. After public consultation, on December 8, 2010, the European Commission concluded that the proposed agreement with Visa Europe addressed its competition concerns, made the agreement legally binding upon Visa Europe, and closed its investigation with regard to interchange fees for debit card transactions. For credit card and deferred debit card payments, the European Commission announced that it will "continue to investigate." Meanwhile, it has issued further requests for information to Visa Europe, Visa Inc. and Visa International and commissioned a cost-of-cash study. Pursuant to existing agreements among the parties, Visa Europe is obligated to indemnify Visa International and Visa Inc. in connection with this proceeding, including payment of any fines that may be imposed.

Canadian Competition Proceedings

Competition Bureau. On April 21, 2009, Visa Canada Corporation ("Visa Canada") received an oral notification from the Canadian Competition Bureau that it had initiated a civil inquiry regarding interchange and certain of Visa policies relating to merchant acceptance practices. The Bureau issued a voluntary draft information request to Visa on August 4, 2010, seeking information about certain merchant acceptance practices, interchange (including the setting of default interchange), and fees paid by issuers and acquirers to Visa.

On December 15, 2010, the Commissioner of Competition filed a Notice of Application against Visa Canada and MasterCard. The proceeding challenges certain Visa policies regarding merchant acceptance practices, including Visa's "no-surcharge" and "honour all cards" policies under the Competition Act. Visa Canada filed a Response to the Notice of Application on January 31, 2011. On February 10, 2011, Toronto Dominion Bank and the Canadian Bankers Association sought leave to intervene in the proceeding; Visa supported such requests. Following a hearing on March 7, 2011, the Competition Tribunal granted the intervention requests.

The hearing before the Competition Tribunal on the merits of the case is scheduled to begin on April 23, 2012.

Merchant Litigation. On December 17, 2010, a purported civil follow-on case to the Competition Bureau's proceeding was filed against Visa Canada and MasterCard in the Superior Court of Québec, Canada, on behalf of a class of merchants and a class of consumers. The action, *9085-4886 Quebec Inc. et al. v. Visa Canada et al.*, asserts claims under Section 76 of the Competition Act, which does not provide for a civil cause of action. Plaintiff seeks unspecified money damages and injunctive relief.

(in millions, except as noted)

On March 28, 2011, Mary Watson filed a class action lawsuit in the Supreme Court of British Columbia, Canada, on behalf of merchants and others in Canada that accept payment by Visa and MasterCard (*Watson*). The suit, filed against Visa Canada, MasterCard, and ten financial institutions, alleges conduct contrary to section 45 of the Competition Act and also asserts claims of civil conspiracy, interference with economic interests, and unjust enrichment, among others. Plaintiff alleges that Visa and MasterCard each conspired with their member financial institutions to set supra-competitive default interchange rates and merchant discount fees, and that Visa and MasterCard's respective "no-surcharge" and "honour all cards" rules had the anticompetitive effect of increasing merchant discount fees. The lawsuit seeks unspecified monetary damages and injunctive relief. On May 16, 2011, a merchant class action that effectively mirrors the *Watson* case was initiated in Ontario (*Bancroft-Snell*). As in *Watson*, the *Bancroft-Snell* complaint alleges conduct in contravention of Section 45 of the Competition Act, civil conspiracy, interference with economic interests, and unjust enrichment, among other claims, and seeks similar relief.

Restricted Spending Solutions, LLC-Prepaid and Commercial Cards. On June 23, 2009, Restricted Spending Solutions, LLC filed a lawsuit against Visa U.S.A. and a number of other companies in the U.S. District Court for the Northern District of Illinois alleging that certain Visa prepaid and commercial cards infringe U.S. Patent No. 6,044,360 ("Third Party Credit Card"). Plaintiff sought money damages and injunctive relief. On October 30, 2009, Visa U.S.A. answered the complaint and filed a counterclaim for a declaratory judgment that Visa is not infringing the patent and/or that the patent is invalid. Visa U.S.A. filed a First Amended Answer and Counterclaim on November 19, 2009.

On February 5, 2010, the defendants filed a motion for summary judgment of invalidity based on Visa's U.S. Patent 5,500,513. The court granted defendants' motion on September 29, 2010. Plaintiff filed a notice of appeal to the U.S. Court of Appeals for the Federal Circuit on October 28, 2010. On December 22, 2010, Visa moved to recover its attorneys' fees incurred in the litigation on grounds that, at the outset of the case, plaintiff improperly refused to acknowledge the invalidity of its patent when presented with Visa's evidence. On January 27, 2011, plaintiff and Visa filed a stipulation of settlement, whereby plaintiff agreed to withdraw its appeal and pay Visa's litigation costs in exchange for Visa's withdrawal of its fee petition.

CyberSource securities litigation. On April 29, 2010, an individual named Carol Ann Peters filed a class action lawsuit against CyberSource Corporation ("CyberSource"), certain of its directors, and Visa Inc. in California Superior Court in connection with the proposed merger of CyberSource and Visa. The complaint asserted claims of breach of fiduciary duty against the CyberSource directors and aiding and abetting breaches of fiduciary duty against CyberSource and Visa. Plaintiff later added Market Street Corp., a wholly-owned subsidiary of Visa Inc., as a defendant and sought declaratory and injunctive relief and attorneys' fees. A similar lawsuit was filed on May 4, 2010, by the Inter-Local Pension Fund of the Graphic Communications Conference of the International Brotherhood of Teamsters in the Chancery Court of the State of Delaware. The Delaware complaint was voluntarily dismissed and re-filed in California Superior Court on June 1, 2010, adding allegations of inadequate disclosure in CyberSource's preliminary proxy statement concerning the merger. On June 9, 2010, the California court consolidated the two suits, now captioned *In re CyberSource Shareholder Litigation.*

On June 29, 2010, the parties reached an agreement in principle to settle the litigation. The agreement required CyberSource to make certain additional disclosures related to the proposed merger, which were made in CyberSource's definitive proxy statement filed with the SEC on June 11,

(in millions, except as noted)

2010, but did not require any defendant to pay money damages. A notice of the settlement, which was subject to confirmatory discovery and court approval, was filed on July 13, 2010. On September 16, 2010, following completion of confirmatory discovery, the parties filed formal settlement documents with the court. On November 10, 2010, the court entered an order preliminarily approving the settlement and directing that notice of the settlement be provided to potential class members. The court held a final approval hearing on January 14, 2011 and issued an order and final judgment approving the settlement on January 21, 2011. The settlement amount is not considered material to the Company's consolidated financial statements.

Dynamic Currency Conversion. Visa has received notices from competition regulators in New Zealand, Korea, and Australia regarding investigations into Visa's policies relating to the provision of Dynamic Currency Conversion (DCC) services. DCC refers to the conversion of the purchase price of goods or services from one currency to another at the point of sale as agreed to by the cardholder and merchant.

In New Zealand, the Commerce Commission completed its investigation and in February 2011 concluded that Visa's policies relating to DCC had not breached New Zealand's competition law. In May 2011, the Korean Fair Trade Commission also closed its investigation. The investigation by the competition regulator in Australia (the ACCC) is pending and includes Visa's policies relating to currency conversion on cash withdrawals. The ACCC has the authority to commence proceedings before the Federal Court of Australia and seek an injunction or find if it can establish a breach of competition laws. No such proceedings have been commenced, and the potential amount of any fine cannot be estimated at this time.

Data pass litigation. On August 27, 2010, a consumer filed a class action complaint against Webloyalty.com, Inc., Amazon.com, Inc., and Visa Inc. in federal district court in Connecticut. The plaintiff claims, among other things, that consumers who made online purchases at Amazon.com were deceived into also incurring charges for services from Webloyalty.com through the alleged unauthorized passing of cardholder account information during the sales transaction ("data pass"), in violation of federal and state consumer protection statutes and common law. Visa allegedly aided and abetted the conduct of the other defendants. Plaintiff seeks damages, restitution, and injunctive relief. The plaintiff voluntarily dismissed Amazon.com as a defendant without prejudice on October 29, 2010. Webloyalty.com and Visa each filed motions to dismiss the case on November 1, 2010.

On November 19, 2010, the plaintiff filed an amended complaint, adding GameStop Corporation as a defendant, asserting additional claims against Visa under federal and state consumer protection statutes and state common law, and seeking certification of a class of persons and entities whose credit card or debit card data was improperly accessed by Webloyalty.com since October 1, 2008. Webloyalty.com asked the Judicial Panel on Multidistrict Litigation to consolidate with this case, for pretrial proceedings, a case pending in federal district court in California in which Webloyalty.com and Movietickets.com (but not Visa) are named as defendants. On February 8, 2011, the Judicial Panel on Multidistrict Litigation denied Webloyalty.com's application to consolidate the case.

On December 23, 2010, Webloyalty.com, GameStop, and Visa each filed motions to dismiss the amended complaint.

Call center litigation. On April 28, 2011, Francisco Marenco filed a request in the U.S. District Court for the Central District of California to amend his class action complaint to name Visa Inc. as the

(in millions, except as noted)

defendant. The court granted the request and Marenco filed the amended complaint on May 6, 2011. The lawsuit alleges that Visa recorded telephone calls to call center representatives without providing a disclosure that the calls may be recorded, in alleged violation of state law in California and several other states. On May 31, 2011, the parties executed a settlement agreement in an amount that is not material to Visa's consolidated financial statements. The court granted preliminary approval of the settlement on July 20, 2011, and set a final approval hearing for November 28, 2011, after the class notice process is complete. This matter relates to and resolves the previously reported contractual indemnity claim tendered to Visa by a processing client in October 2010.

Korean Fair Trade Commission. Following a complaint lodged by a Visa client, in July 2011 the Korean Fair Trade Commission (KFTC) initiated an investigation into Visa's requirements for the processing of international transactions over VisaNet. The KFTC has the authority to issue an injunction or fine; the potential amount of any fine cannot be estimated at this time. Visa is cooperating with the investigation.

U.S. ATM Access Fee Litigation.

National ATM Council class action. On October 12, 2011, the National ATM Council and thirteen non-bank ATM operators filed a class action lawsuit against Visa (Visa Inc., Visa International Service Association, Visa USA, and Plus System, Inc.) and MasterCard in U.S. District Court for the District of Columbia. The complaint challenges Visa's rule (and a similar MasterCard rule) that if an ATM operator chooses to charge consumers an access fee for a Visa or Plus transaction, that fee cannot be greater than the access fee charged for transactions on other networks. The plaintiffs claim that the rule prevents non-bank ATM operators from attracting customers through lower prices, allegedly in violation of Section 1 of the Sherman Act. The complaint requests injunctive relief, attorneys' fees, and damages "in an amount not presently known, but which is tens of millions of dollars, prior to trebling."

Consumer class actions. In October 2011, three consumer class actions were filed against Visa and MasterCard in the same federal court challenging the same ATM access fee rules. One case, *Genese*, adds three financial institutions as defendants. All three cases purport to represent classes of consumers in claims brought under Section 1 of the Sherman Act. *Stoumbos* adds claims under antitrust and/or consumer protection statutes in certain states and the District of Columbia, and *Bartron* adds claims on behalf of sub-classes of consumers under such state laws. The consumer suits seek injunctive relief, attorneys' fees, and treble damages; *Bartron* and *Stoumbos* also seek restitution where available under state law.

Note 22—Subsequent Events

On October 18, 2011, the Company's board of directors declared a dividend in the aggregate amount of $0.22 per share of class A common stock (determined in the case of class B and class C common stock on an as-converted basis). See *Note 15—Stockholders' Equity*.

On October 26, 2011, the Company's board of directors authorized a $1.0 billion increase to its July 2011 share repurchase program, subject to the same terms as the existing program. See *Note 15—Stockholders' Equity*.

Selected Quarterly Financial Data (Unaudited)
(in millions, except per share data)

The following tables show selected quarterly operating results for each quarter and full year of fiscal 2011 and 2010 for Visa Inc.:

Visa Inc.	Quarter Ended (unaudited)				Fiscal Year
	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	2011 Total
	(in millions, except per share data)				
Operating revenues	$2,238	$2,245	$2,322	$2,383	$9,188
Operating income	1,366	1,383	1,345	1,362	5,456
Net income attributable to Visa Inc.	884	881	1,005	880	3,650
Basic earnings per share					
Class A common stock	$ 1.23	$ 1.24	$ 1.43	$ 1.28	$ 5.18
Class B common stock	$ 0.63	$ 0.63	$ 0.70	$ 0.62	$ 2.59
Class C common stock	$ 1.23	$ 1.24	$ 1.43	$ 1.28	$ 5.18
Diluted earnings per share					
Class A common stock	$ 1.23	$ 1.23	$ 1.43	$ 1.27	$ 5.16
Class B common stock	$ 0.63	$ 0.63	$ 0.70	$ 0.62	$ 2.58
Class C common stock	$ 1.23	$ 1.23	$ 1.43	$ 1.27	$ 5.16

Visa Inc.	Quarter Ended (unaudited)				Fiscal Year
	Dec. 31, 2009	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	2010 Total
	(in millions, except per share data)				
Operating revenues	$1,960	$1,959	$2,029	$2,117	$8,065
Operating income	1,217	1,122	1,137	1,113	4,589
Net income attributable to Visa Inc.	763	713	716	774	2,966
Basic earnings per share					
Class A common stock	$ 1.03	$ 0.97	$ 0.97	$ 1.06	$ 4.03
Class B common stock	$ 0.60	$ 0.56	$ 0.56	$ 0.59	$ 2.31
Class C common stock	$ 1.03	$ 0.97	$ 0.97	$ 1.06	$ 4.03
Diluted earnings per share					
Class A common stock	$ 1.02	$ 0.96	$ 0.97	$ 1.06	$ 4.01
Class B common stock	$ 0.60	$ 0.56	$ 0.55	$ 0.59	$ 2.30
Class C common stock	$ 1.02	$ 0.96	$ 0.97	$ 1.06	$ 4.01

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

Not applicable.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures (as defined in the Rules 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that is designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of September 30, 2011, our disclosure controls and procedures were effective, at the reasonable assurance level.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error, the circumvention or overriding of the controls and procedures and reasonable resource constraints. In addition, because we have designed our system of controls based on certain assumptions, which we believe are reasonable, about the likelihood of future events, our system of controls may not achieve its desired purpose under all possible future conditions. Accordingly, our disclosure controls and procedures provide reasonable assurance, but not absolute assurance, of achieving their objectives.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2011. Based on management's assessment, management has concluded that the Company's internal control over financial reporting was effective as of September 30, 2011 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.*

Our internal control over financial reporting is designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. There are inherent limitations to the effectiveness of any system of internal control over financial reporting. These limitations include the possibility of human error, the circumvention or overriding of the system and reasonable resource constraints. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks discussed in *Item 1A—Risk Factors* in this report.

Based on management's assessment, management has concluded that the Company's internal control over financial reporting was effective as of September 30, 2011.

The effectiveness of our internal control over financial reporting as of September 30, 2011 has been audited by KPMG LLP, an independent registered public accounting firm and is included in *Item 8* of this Report.

Changes in Internal Control over Financial Reporting

In preparation for management's report on internal control over financial reporting, we documented and tested the design and operating effectiveness of our internal control over financial reporting. During fiscal 2011, there were no changes in our internal controls over financial reporting that occurred during the year ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. Other Information

Not applicable.

PART III

Certain information required by Part III is omitted from this Report and the Company will file a definitive proxy statement pursuant to Regulation 14A under the Exchange Act (the "Proxy Statement") not later than 120 days after the end of the fiscal year ended September 30, 2011, and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference. Such incorporation does not include the report of the Audit and Risk Committee included in the Proxy Statement.

ITEM 10. Directors, Executive Officers and Corporate Governance

The information required by this item concerning the Company's directors, executive officers, the Code of Business Conduct and Ethics and corporate governance matters is incorporated herein by reference to the sections entitled "Proposal 1—Election of Directors" "Executive Officers," "Corporate Governance—Code of Business Conduct and Ethics," and "Board of Directors and Committees of the Board—Committees of the Board—Audit and Risk Committee and Audit and Risk Committee Financial Expert" in our Proxy Statement.

The information required by this item regarding compliance with Section 16(a) of the Exchange Act pursuant to Item 405 of Regulation S-K is incorporated herein by reference to the section entitled "Other Information—Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement.

Our Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers and our Corporate Governance Guidelines are available on the Investor Relations page of our website at www.investor.visa.com, under "Corporate Governance." Printed copies of these documents are also available to stockholders without charge upon written request directed to Corporate Secretary, P.O. Box 8999, San Francisco, California 94128.

ITEM 11. Executive Compensation

The information required by this item concerning director and executive compensation is incorporated herein by reference to the sections entitled "Board of Directors and Committees of the Board—Compensation of Non-Employee Directors" and "Executive Compensation" in our Proxy Statement.

The information required by this item pursuant to Item 407(e)(4) of Regulation S-K is incorporated herein by reference to the section entitled "Executive Compensation—Compensation Committee Interlocks and Insider Participation" in our Proxy Statement.

The information required by this item pursuant to Item 407(e)(5) of Regulation S-K is incorporated herein by reference to the section entitled "Executive Compensation—Compensation Committee Report" in our Proxy Statement.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item pursuant to Item 403 of Regulation S-K is incorporated herein by reference to the section entitled "Beneficial Ownership of Equity Securities" in our Proxy Statement.

For the information required by item 201(d) of Regulation S-K, refer to *Item 5* in this report.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item concerning related party transactions pursuant to Item 404 of Regulation S-K is incorporated herein by reference to the section entitled "Certain Relationships and Related Person Transactions" in our Proxy Statement.

The information required by this item concerning director independence pursuant to Item 407(a) of Regulation S-K is incorporated herein by reference to the section entitled "Corporate Governance—Independence of Directors" in our Proxy Statement.

ITEM 14. Principal Accountant Fees and Services

The information required by this Item is incorporated herein by reference to the section entitled "Independent Auditor's Services and Fees" in our Proxy Statement.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Report:

1. Consolidated Financial Statements

   See Index to Consolidated Financial Statements in *Item 8* of this Report.

2. Consolidated Financial Statement Schedules

   None.

3. The following exhibits are filed as part of this Report or, where indicated, were previously filed and are hereby incorporated by reference:

Refer to the Exhibit Index herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

VISA INC.

By: /s/ Joseph W. Saunders
Name: **Joseph W. Saunders**
Title: **Chief Executive Officer**
Date: **November 17, 2011**

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joseph W. Saunders **Joseph W. Saunders**	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	November 17, 2011
/s/ Byron H. Pollitt **Byron H. Pollitt**	Chief Financial Officer (principal financial officer and principal accounting officer)	November 17, 2011
/s/ Gary Coughlan **Gary Coughlan**	Director	November 17, 2011
/s/ Mary B. Cranston **Mary B. Cranston**	Director	November 17, 2011
/s/ Francisco Javier Fernandez-Carbajal **Francisco Javier Fernandez-Carbajal**	Director	November 17, 2011
/s/ Suzanne Nora Johnson **Suzanne Nora Johnson**	Director	November 17, 2011
/s/ Robert W. Matschullat **Robert W. Matschullat**	Director	November 17, 2011
/s/ Cathy Elizabeth Minehan **Cathy Elizabeth Minehan**	Director	November 17, 2011
/s/ David J. Pang **David J. Pang**	Director	November 17, 2011
/s/ William Shanahan **William Shanahan**	Director	November 17, 2011
/s/ John A. Swainson **John A. Swainson**	Director	November 17, 2011

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EXHIBIT INDEX

Exhibit Number	Description of Documents
3.1	Fifth Amended and Restated Certificate of Incorporation of Visa Inc. (incorporated by reference to Exhibit 3.1 to the Periodic Report Form 8-K filed by Visa Inc. on December 17, 2008)
3.2	Amended and Restated Bylaws, as Amended (incorporated by reference to Exhibit 3.3 to the Periodic Report on Form 8-K filed by Visa Inc. on January 1, 2011 (the "January 1, 2011 8-K"))
3.3	Certificate of Correction of the Fifth Amended and Restated Certificate of Incorporation of Visa Inc. (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by Visa Inc. on July 30, 2009)
3.4	Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of Visa Inc. to Declassify the Board of Directors (incorporated by reference to Exhibit 3.1 to the January 1, 2011 8-K)
3.5	Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of Visa Inc. to Implement a Majority Vote Standard in Uncontested Elections of Directors (incorporated by reference to Exhibit 3.2 to the January 1, 2011 8-K)
4.1	Form of stock certificate of Visa Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 5 to the Visa Inc. Proxy Statement-Prospectus on Form S-4 (333-143966) filed on September 13, 2007 (the "September 2007 S-4"))
4.2	Except as set forth in Exhibit 4.1 above, the instruments defining the rights of holders of long-term debt securities of Visa Inc. and its subsidiaries have been omitted(1)
4.3	Form of specimen certificate for class B common stock of Visa Inc. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 8-A, filed January 28, 2009)
4.4	Form of specimen certificate for class C common stock of Visa Inc. (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form 8-A, filed January 28, 2009)
10.1	Settlement Agreement, dated June 4, 2003, by and among Visa U.S.A. Inc. and Wal-Mart, Limited Brands, Sears, Safeway, Circuit City, National Retail Federation, Food Market Institute, International Mass Retail Association and Bernie's Army-Navy Store (incorporated by reference to Exhibit 10.1 to the Visa Inc. Proxy Statement-Prospectus on Form S-4 (333-143966) filed on June 22, 2007 (the "June 2007 S-4"))
10.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to Amendment No. 2 to the Visa Inc. Proxy Statement-Prospectus on Form S-4 (333-143966) filed on August 2, 2007)
10.3	Visa Inc. 2007 Equity Incentive Compensation Plan (incorporated by reference to Annex K to Amendment No. 5 of the June 2007 S-4)
10.4	Visa 2005 Deferred Compensation Plan, effective as of January 1, 2005, as amended (incorporated by reference to Exhibit 4.3 to the Form S-8 filed February 9, 2009)
10.5	Judgment Sharing Agreement among Defendants in the AMEX case by and between Visa U.S.A. Inc. and the signatory banks thereto (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the July 2007 S-4)†
10.6	Form of Interchange Judgment Sharing Agreement among Visa Inc. and the other parties thereto (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the July 2007 S-4)†

Exhibit Number	Description of Documents
10.7	Form of Loss Sharing Agreement by and among Visa U.S.A. Inc., Visa International Service Association, Visa Inc. and each Member of Visa U.S.A. Inc. that executes and delivers a counterpart signature page to the agreement (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the July 2007 S-4)†
10.8	Form of Escrow Agreement among Visa Inc., Visa U.S.A. Inc. and the escrow agent (incorporated by reference to Exhibit 10.15 to the June 2007 S-4)
10.9	Form of Framework Agreement among Visa Inc., Visa Europe Limited, Inovant LLC, Visa International Services Association and Visa U.S.A. Inc. (incorporated by reference to Exhibit 10.17 to Amendment No. 1 to the July 2007 S-4)†
10.10	Form of Litigation Management Agreement by and among Visa Inc., Visa International Service Association, Visa U.S.A. Inc. and the other signatories thereto (incorporated by reference to Exhibit 10.18 to Amendment No. 3 to the Visa Inc. proxy statement-prospectus on Form S-4 (333-143966) filed on August 22, 2007)
10.11	Form of Visa Europe Put-Call Option Agreement by and among Visa Inc. and Visa Europe Limited (incorporated by reference to Annex B to Amendment No. 5 of the June 2007 S-4)
10.12	Amended and Restated Global Restructuring Agreement, by and among Visa Inc., Visa International Service Association, Visa U.S.A. Inc., Visa Europe Limited, Visa Canada Association, Visa Asia Pacific, Visa Latin America (incorporated by reference to Annex A to Amendment No. 5 to the June 2007 S-4)
10.13	Excess Thrift Plan (Amended and Restated Effective January 1, 2008) (incorporated by reference to Exhibit 10.31 to the Annual Report filed on Form 10-K for the year ended September 30, 2008 (the "September 2008 10-K"))
10.14	Excess Retirement Benefit Plan (Amended and Restated Effective January 1, 2008) (incorporated by reference to Exhibit 10.32 to the September 2008 10-K)
10.15	Form of Restricted Stock and Restricted Stock Unit Post IPO Unit Agreement (incorporated by reference to Exhibit 10.34 to the September 2008 10-K)
10.16	Form of Stock Option Award Agreement (incorporated by reference to Exhibit 10.39 to the September 2008 10-K)
10.17	Agreement to Prepay Future Payments at a Discount, dated as of August 31, 2009, by and between Visa U.S.A. Inc. and Co-Lead Counsel, acting collectively as binding representative and agent of the Plaintiffs (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Visa Inc. on August 31, 2009)
10.18	Form of Visa Inc. 2007 Equity Incentive Compensation Plan Performance Share Award Agreement for members of the Executive Leadership Team ("ELT") (incorporated by reference to Exhibit 10.38 to the Annual Report filed on Form 10-K for the year ended September 30, 2009 (the "September 2009 10-K"))
10.19	Form of Visa Inc. 2007 Equity Incentive Compensation Plan Performance Share Award Agreement for members of the ELT who have Employment Agreements (incorporated by reference to Exhibit 10.39 to the September 2009 10-K)
10.20	Form of Visa Inc. 2007 Equity Incentive Compensation Plan Performance Share Award Agreement for the CEO (incorporated by reference to Exhibit 10.40 to the September 2009 10-K)

Exhibit Number	Description of Documents
10.21	Settlement Agreement, dated November 7, 2007, by and among Visa Inc., Visa U.S.A., Visa International and American Express (incorporated by reference to Exhibit 10.30 to Amendment No. 1 to the Visa Inc. Registration Statement on Form S-1 (333-147296) filed on December 21, 2007)
10.22	Five Year Revolving Credit Agreement, dated February 15, 2008, by and among Visa Inc., Visa International, Visa U.S.A. and the Lenders party thereto (incorporated by reference to Exhibit 10.31 to Amendment No. 4 to the Visa Inc. Registration Statement on Form S-1 (333-147296) field on February 25, 2008)
10.23	Form of Visa Inc. 2007 Equity Incentive Compensation Plan Stock Option Award Agreement for executive officers, other than the CEO, for awards granted after November 1, 2010 (incorporated by reference to Exhibit 10.40 to the Annual Report on Form 10-K for the year ended September 30, 2010 (the "September 2010 10-K"))
10.24	Form of Visa Inc. 2007 Equity Incentive Compensation Plan Restricted Stock Award Agreement for executive officers, other than the CEO, for awards granted after November 1, 2010 (incorporated by reference to Exhibit 10.41 to the September 2010 10-K)
10.25	Form of Visa Inc. 2007 Equity Incentive Compensation Plan Restricted Stock Unit Award Agreement for executive officers, other than the CEO, for awards granted after November 1, 2010 (incorporated by reference to Exhibit 10.42 to the September 2010 10-K)
10.26	Form of Visa Inc. 2007 Equity Incentive Compensation Plan Performance Share Award Agreement for the CEO for awards granted after November 1, 2010 (incorporated by reference to Exhibit 10.43 to the September 2010 10-K)
10.27	Form of Visa Inc. 2007 Equity Incentive Compensation Plan Performance Share Award Agreement for executive officers, other than the CEO, for awards granted after November 1, 2010 (incorporated by reference to Exhibit 10.44 to the September 2010 10-K)
10.28	Form of Stock Option Award Agreement including clawback provision, for awards granted after November 1, 2010 (incorporated by reference to Exhibit 10.45 to the September 2010 10-K)
10.29	Form of Restricted Stock Unit Agreement including clawback provision, for awards granted after November 1, 2010 (incorporated by reference to Exhibit 10.46 to the September 2010 10-K)
10.30	Amended and Restated Employment Agreement, dated December 1, 2010, by and between Joseph W. Saunders and Visa Inc. (incorporated by reference to Exhibit 10.1 to the Periodic Report on Form 8-K filed by Visa Inc. on December 3, 2010)
10.31	Visa Inc. Incentive Plan, as Amended and Restated (incorporated by reference to Exhibit 3.2 to the January 1, 2011 8-K)
10.32	Loss Sharing Agreement Schedule (incorporated by reference to Exhibit 10.1 to the Periodic Report on Form 8-K filed by Visa Inc. on February 8, 2011 (the "February 8 2011 8-K"))
10.33	Interchange Judgment Sharing Agreement Schedule (incorporated by reference to Exhibit 10.2 to the February 8 2011 8-K)

Exhibit Number	Description of Documents
10.34*	First Amendment of the Visa Excess Retirement Benefit Plan, as amended and restated January 1, 2008, effective January 1, 2011,
10.35*	Form of Visa Inc. 2007 Equity Incentive Compensation Plan Stock Option Award Agreement for executive officers, other than the CEO, for awards granted after November 1, 2011
10.36*	Form of Visa Inc. 2007 Equity Incentive Compensation Plan Restricted Stock Award Agreement for executive officers, other than the CEO, for awards granted after November 1, 2011
10.37*	Form of Visa Inc. 2007 Equity Incentive Compensation Plan Restricted Stock Unit Award Agreement for executive officers, other than the CEO, for awards granted after November 1, 2011
10.38*	Form of Visa Inc. 2007 Equity Incentive Compensation Plan Performance Share Award Agreement for the CEO for awards granted after November 1, 2011
10.39*	Form of Visa Inc. 2007 Equity Incentive Compensation Plan Performance Share Award Agreement for executive officers, other than the CEO, for awards granted after November 1, 2011
10.40*	Form of Stock Option Award Agreement including clawback provision, for awards granted after November 1, 2011
10.41*	Form of Restricted Stock Unit Agreement including clawback provision, for awards granted after November 1, 2011
18.1	Preferability letter from KPMG LLP, our Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 18.1 to the Quarterly Report on Form 10-Q filed by Visa Inc. on May 5, 2011)
21.1*	List of Subsidiaries of Visa Inc.
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
31.1*	Certification of the Chief Executive Officer pursuant to Section 302
31.2*	Certification of the Chief Financial Officer pursuant to Section 302
32.1*	Certification of the Chief Executive Officer pursuant to Section 906
32.2*	Certification of the Chief Financial Officer pursuant to Section 906
101*+	The following materials from the Visa Inc. Annual Report on Form 10-K for the year ended September 30, 2011, filed on November 18, 2011 formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Stockholders' Equity, (v) Consolidated Statements of Cash Flows and (vi) related notes.

(1) We have agreed to furnish to the SEC, upon request, a copy of each instrument with respect to issuances of long-term debt of Visa Inc. and its subsidiaries.

† Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant's application requesting confidential treatment under Rule 406 of the Securities Act.

* Filed or furnished herewith.

+ Users of this data are advised pursuant to Rule 401 of Regulation S-T that the financial information contained in these XBRL documents is unaudited and that these are not the official publicly filed financial statements of Visa Inc. The purpose of submitting these XBRL documents is to test the related format and technology and, as a result, investors should continue to rely on the official filed version of the furnished documents and not rely on this information in making investment decisions. In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

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VISA INC.
BOARD OF DIRECTORS

Joseph W. Saunders (Chairman)
Chairman and Chief Executive Officer
Visa Inc.

Gary P. Coughlan
Former Chief Financial Officer and
Senior Vice President of Finance
Abbott Laboratories

Mary B. Cranston
Firm Senior Partner
Pillsbury Winthrop Shaw Pittman LLP

Francisco Javier Fernandez-Carbajal
Former Chief Executive Officer,
Corporate Development Division
Grupo Financiero BBVA Bancomer, S.A.

Robert W. Matschullat
Former Vice Chairman and Chief Financial Officer
The Seagram Company Limited

Cathy E. Minehan
Dean of School of Management
Simmons College
Former President of Federal Reserve Bank of Boston

Suzanne Nora Johnson
Former Vice Chairman
The Goldman Sachs Group, Inc.

David J. Pang
Chief Executive Officer
Kerry Group Kuok Foundation Limited

William S. Shanahan
Former President
Colgate-Palmolive Company

John A. Swainson (Lead Independent Director)
Senior Advisor, Silver Lake Partners
Former Chief Executive Officer of CA, Inc.

VISA INC.
MANAGEMENT TEAM

Joseph W. Saunders
Chairman and Chief Executive Officer

Elizabeth Buse
Group President, APCEMEA

Jack Carsky
Head of Global Investor Relations

Chris Clark
Group Country Manager, North Asia

Michael Dreyer
Global Head of Technology

Eduardo Eraña
President, Latin America and
Caribbean

Josh Floum
General Counsel

Oliver Jenkyn
Group Executive, North America

Antonio Lucio
Global Chief Marketing, Strategy
and Corporate Development Officer

Peter Maher
Group Country Manager,
Southeast Asia and Australasia

Thomas M'Guinness
Head of Global Coporate Legal

Jim McCarthy
Global Head of Product

Doug Michelman
Global Head of Corporate Relations

Darren Parslow
Global Head of Processing

John Partridge
President

Byron Pollitt
Chief Financial Officer

Ellen Richey
Chief Enterprise Risk Officer

William M. Sheedy
Group President, Americas

Scott Sullivan
Global Head of Human Resources

Michael Walsh
President and Chief Executive Officer
CyberSource Corporation



CORPORATE HEADQUARTERS

Visa Inc.
P.O. Box 8999
San Francisco, CA 94128-8999
USA

+1 415 932 2100
http://corporate.visa.com

INVESTOR RELATIONS

Visa Inc.
ir@visa.com

+1 415 932 2213
http://investor.visa.com

MEDIA RELATIONS

Visa Inc.
globalmedia@visa.com

+1 415 932 2564
http://corporate.visa.com

CORPORATE SECRETARY

Visa Inc.
P.O. Box 8999
San Francisco, CA 94128-8999
USA
board@visa.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP

TRANSFER AGENT

Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
USA

+1 651 306 4433 or +1 866 456 9417
+1 651 554 3870 Fax
http://wellsfargo.com/shareownerservices

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